National Bankshares

Building a Bright Future

2024 Annual Report & Form 10-K

Nasdaq: NKSH
nationalbankshares.com



2024 Financials

($ in thousands, except per share data)

For The Year	2024	2023	2022	2021	2020
Net income	$ **7,623**	15,691	25,932	20,382	16,077
Basic net income per share	**1.24**	2.66	4.33	3.28	2.48
Diluted net income per share	**1.24**	2.66	4.33	3.28	2.48
Cash dividends per share	**1.51**	2.51	1.50	1.44	1.39
Return on average assets	**0.44%**	0.97%	1.52%	1.26%	1.15%
Return on average equity	**5.17%**	12.59%	17.81%	10.59%	8.21%
Net interest margin(1)	**2.19%**	2.38%	2.88%	2.81%	2.98%
Efficiency ratio(2)	**68.90%**	61.01%	47.71%	50.87%	53.49%
Average equity to average assets	**8.45%**	7.72%	8.54%	11.90%	13.95%
At Year-End	**2024**	**2023**	**2022**	**2021**	**2020**
Total assets	**1,811,636**	1,655,370	1,677,551	1,702,175	1,519,673
Loans, net	$ **977,688**	847,552	844,519	795,574	760,318
Allowance for credit losses to total loans	**1.04%**	1.06%	0.96%	0.96%	1.10%
Total securities	$ **603,746**	619,865	657,793	686,925	548,021
Total deposits	**1,644,752**	1,503,972	1,542,725	1,494,587	1,297,143
Stockholders' equity	**156,409**	140,522	122,687	191,751	200,607
Book value per share	**24.58**	23.86	20.83	31.62	31.19

16.08
20.38
25.93
15.69
7.62

Net income ($ millions)
2020-2024

1.39
1.44
1.50
2.51
1.51

Cash dividends per share ($)
2020-2024

1.15
1.26
1.52
0.97
0.44

Return on average assets (%)
2020-2024

8.21
10.59
17.81
12.59
5.17

Return on average equity (%)
2020-2024

760.3
795.6
844.5
847.6
977.7

Loans, net ($ millions)
2020-2024

1.30
1.49
1.54
1.50
1.64

Total deposits ($ billions)
2020-2024

(1)(2) Please see "Non-GAAP Financial Measures" in the Company's Annual Report on Form 10-K for details.

To Our Shareholders

In 2024, our Company made significant strides in building a brighter future for the customers, communities, and shareholders we serve.

In June, we expanded our footprint by acquiring Frontier Community Bank and its three branches in Waynesboro, Staunton, and Lynchburg, Virginia. Entering these new markets has expanded and diversified our customer base and enhanced these new relationships with a broader scope of service. It has been a privilege to join these communities and to provide outstanding personalized banking to our new customers. We are also grateful for our new employees and their valuable contributions to our Company.

Construction of our Roanoke, Virginia branch began in 2024 and is slated for completion in the first quarter of 2025. Our Roanoke Loan Production office has performed very well since opening in 2016, and the Roanoke community has enthusiastically awaited our new full-service branch. The new Roanoke branch, along with our Waynesboro, Staunton, and Lynchburg locations, solidly expands our geographic reach to cover much of the Interstate 81 corridor in western, southwestern, and central Virginia.

2024 was marked by continued earnings pressure. High deposit costs outpaced improvements in asset yields resulting in net income for National Bankshares of $7.62 million, a return on average assets of 0.44%, and a return on average equity of 5.17%. These results also contained significant expenses related to the merger transaction, including $2.49 million (net of tax) for professional service fees and settlements for employment agreements and a provision expense of $1.02 million (net of tax) for acquired loans.



Waynesboro

Staunton

Lynchburg

Continued >

The year ended on a positive note with the Federal Reserve's interest rate cuts in the third and fourth quarters. These cuts helped to improve earnings over the latter half of the year and will continue to help earnings in 2025. We are working to further improve our overall earnings picture with increased loan volume, and while our Bank Card and Wealth Management divisions are good profit centers now, we aim to improve their contributions to the bottom line in 2025 and beyond.

2024 Selected Data:

- Total assets increased by $156.27 million, or 9.44%, to $1.81 billion

- Deposits increased by $140.78 million, or 9.36%, to $1.64 billion

- Total interest expense increased by $12.18 million, or 56.5%, to $33.73 million

- Gross loans increased by $131.44 million, or 15.33%, to $988.61 million

- $1.51 in per share dividends paid in 2024

Offering the finest customer service in banking requires non-stop improvement in technology, processes, and personnel. In 2024 we embarked upon an enterprise-level core systems upgrade that will be completed in the second quarter of 2025. This upgrade will improve technology and efficiency in every area of our organization. Customers can look forward to a more modernized digital banking suite, with a best-in-class mobile app and online banking website. Our customers will also benefit from several new product and service enhancements that are rolling out alongside the upgrade.

We continue to place a heavy emphasis on recruiting and hiring high-quality, talented personnel. Those employees hired in 2024 are learning from our core group of experienced professionals and are poised to bring our brand of personalized banking to customers in fresh new ways. We proudly offer local employment, fair compensation, and outstanding benefits for our employees. We are also committed to skills training and career development for the less experienced members of our organization. They are the vital link that will help lead our bank into the future.

National Bankshares' ability to serve our customers and deliver outstanding shareholder value is stronger than ever. In many of the communities we serve, National Bank is the only remaining independent community bank. Trust, integrity, and service remain at the heart of what we do, and we are committed to growing and strengthening our presence so that we can continue to benefit our customers, communities, and shareholders for years to come. Thank you for your ongoing support.



F. Brad Denardo
Chairman & CEO

Board of Directors



Seated, from left: Dr. John E. Dooley, F. Brad Denardo, Charles E. Green, III, James C. Thompson.
Standing, from left: Lawrence J. Ball, Lara E. Ramsey, Alan J. Sweet, Dr. Mary G. Miller, Lutheria H. Smith, Michael E. Dye, Glenn P. Reynolds, Mildred R. Johnson, Norman V. Fitzwater, III.

Lawrence J. Ball
President, Retired
Moog Components
Group

F. Brad Denardo
Chairman & Chief
Executive Officer
National Bankshares, Inc.

Chairman & Chief
Executive Officer
National Bank

Chairman, President &
Chief Executive Officer
National Bankshares
Financial Services, Inc.

Dr. John E. Dooley
Chief Executive Officer,
Retired
Virginia Tech Foundation,
Inc.

Michael E. Dye
Pharmacist/Owner
New Graham Pharmacy

Norman V. Fitzwater, III
President, Retired
A Cleaner World,
Blacksburg

Charles E. Green, III
Financial Planner, Retired
AXA Advisors, L.L.C.

Mildred R. Johnson
Dean of Admissions,
Retired
Radford University

Dr. Mary G. Miller
Director, Retired
Regional Acceleration
and Mentoring Program

Lara E. Ramsey
President
National Bankshares, Inc.

President
National Bank

Glenn P. Reynolds
President
Reynolds Architects, Inc.

Lutheria H. Smith
Managing Partner
Elevatus Partners, LLC

Alan J. Sweet
President & Chief
Executive Officer, Retired
Frontier Community
Bank

James C. Thompson
Chairman
Thompson & Litton, Inc.

Corporate Information

Headquartered in Blacksburg, Virginia, National Bankshares, Inc. (Nasdaq: NKSH) is the holding company of The National Bank of Blacksburg (National Bank), a community bank with over 133 years of service. National Bank currently operates 28 full-service branches and one loan production office located throughout western, southwestern, and central Virginia.

National Bankshares, Inc. Executive Officers

F. Brad Denardo
Chairman and Chief Executive Officer

Lara Ramsey
President

Lora Jones
Treasurer and Chief Financial Officer

Annual Meeting
The Annual Meeting of Stockholders will be held on Tuesday, May 13, 2025 at 3:00 p.m. at The Inn at Virginia Tech and Skelton Conference Center, 901 Prices Fork Road, Blacksburg, VA 24061.

Corporate Stock
National Bankshares, Inc. common stock trades on the Nasdaq Capital Market under the symbol "NKSH".

Financial Information
Investors and analysts seeking financial information about National Bankshares, Inc. should contact:

F. Brad Denardo
Chairman and Chief Executive Officer
540-951-6300 or 800-552-4123
bdenardo@nbbank.com

Written requests may be directed to:
National Bankshares, Inc.
P.O. Box 90002, Blacksburg, VA 24062-9002

Stockholder Services and Stock Transfer Agent
Stockholders seeking information about stock transfer requirements, lost certificates, dividends and other stockholder matters should contact:

Ray L. Juidici
Senior Vice President/Trust Officer
540-961-8500 or 800-552-4123
rjuidici@nbbank.com
          or
Computershare, Inc.
P.O. Box 30170
College Station, TX 77842
800-368-5948
www.computershare.com

A copy of National Bankshares, Inc.'s annual report filed with the Securities and Exchange Commission on Form 10-K will be furnished without charge to any stockholder upon written request. The Form 10-K and other corporate publications are also available at www.nationalbankshares.com. Proxy materials for the Annual Meeting of Stockholders are available at: www.investorvote.com/NKSH

Corporate Office
National Bankshares, Inc.
101 Hubbard Street
Blacksburg, Virginia 24060
P.O. Box 90002
Blacksburg, Virginia 24062-9002
www.nationalbankshares.com
540-951-6300 or 800-552-4123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the Fiscal Year Ended December 31, 2024

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the transition period from _____ to _____.

Commission File Number: 0-15204

NATIONAL BANKSHARES, INC.
(Exact name of registrant as specified in its charter)

Virginia	54-1375874
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

101 Hubbard Street
Blacksburg, Virginia 24062-9002
(Address of principal executive offices) (Zip Code)

(540) 951-6300
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $1.25 per share	**NKSH**	**Nasdaq Capital Market**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T(§232.405 of this chapter) during the preceding 12 months (or for such period that the registrant was required to submit files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☐   Non-accelerated filer ☒   Smaller reporting company ☒   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

The aggregate market value of the voting common stock of the registrant held by non-affiliates of the registrant on June 28, 2024 (the last business day of the most recently completed second fiscal quarter) was approximately $179,901,332. As of March 28, 2025, the registrant had 6,363,371 shares of voting common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE
Portions of the following document is incorporated herein by reference into the Part of the Form 10-K indicated.

Document	Part of Form 10-K into which incorporated
National Bankshares, Inc. Proxy Statement for the 2025 Annual Meeting of Stockholders	Part III

NATIONAL BANKSHARES, INC.
Form 10-K
Index

$ in thousands, except per share data.

Item 1. Business

History and Business

National Bankshares, Inc. (the "Company" or "NBI") is a financial holding company that was organized in 1986 under the laws of Virginia and is registered under the Bank Holding Company Act of 1956. National Bankshares, Inc. common stock is listed on the Nasdaq Capital Market and is traded under the symbol "NKSH." It conducts most of its operations through its wholly-owned community bank subsidiary, the National Bank of Blacksburg (the "Bank" or "NBB"). It also owns National Bankshares Financial Services, Inc. ("NBFS"), which does business as National Bankshares Insurance Services and National Bankshares Investment Services. References in this report to "we," "us," or "our" refer to NBI unless the context indicates that the reference is to NBB.

The National Bank of Blacksburg

The National Bank of Blacksburg, which does business as National Bank, was originally chartered in 1891 as the Bank of Blacksburg. Its state charter was converted to a national charter in 1922 and it became the National Bank of Blacksburg. In 2004, NBB purchased Community National Bank of Pulaski, Virginia. In May 2006, Bank of Tazewell County, a Virginia bank which since 1996 was a wholly-owned subsidiary of NBI, was merged with and into NBB. On June 1, 2024, NBB purchased Frontier Community Bank ("FCB"), a Virginia bank.

NBB is a community-oriented financial institution headquartered in Blacksburg, Virginia. Through 27 banking locations across southwest and central Virginia and two loan production offices in Roanoke and Charlottesville, Virginia, NBB offers a full range of retail and commercial banking services to individuals, businesses, non-profits and local governments. Construction on a branch in Roanoke, Virginia is underway, with a planned completion date during the first quarter of 2025. NBB offers telephone, mobile and internet banking and it operates 25 automated teller machines ("ATMs") in its service area.

The Bank's primary source of revenue stems from lending activities. The Bank focuses lending on small and mid-sized businesses and individuals. Loan types include commercial and agricultural, commercial real estate, construction for commercial and residential properties, residential real estate, home equity and various consumer loan products. The Bank believes its prudent lending policies align its underwriting and portfolio management with its risk tolerance and income strategies. Underwriting and documentation requirements are tailored to the unique characteristics and inherent risks of each loan category.

Deposit products offered by the Bank include interest-bearing and non-interest bearing demand deposit accounts, money market deposit accounts, savings accounts, certificates of deposit, health savings accounts and individual retirement accounts. Deposit accounts are offered to both individuals and commercial businesses. Business and consumer debit and credit cards are available. NBB offers other miscellaneous services normally provided by commercial banks, such as letters of credit, night depository, safe deposit boxes, utility payment services and automatic funds transfer. NBB conducts a general trust business that has wealth management, trust and estate services for individual and business customers.

As of December 31, 2024, NBB had total assets of $1,808,152 and total deposits of $1,661,495. NBB's net income for 2024 was $11,001, which produced a return on average assets of 0.63% and a return on average equity of 7.95%. Refer to Note 11 of Notes to Consolidated Financial Statements for NBB's risk-based capital ratios.

National Bankshares Financial Services, Inc.

In 2001, National Bankshares Financial Services, Inc. was formed in Virginia as a wholly-owned subsidiary of NBI. NBFS offers non-deposit investment products and insurance products for sale to the public. NBFS works cooperatively with Osaic, Inc. to provide investments and with Bearing Insurance Group, LLC for insurance products. NBFS does not significantly contribute to NBI's net income.

Acquisition of Frontier Community Bank

On June 1, 2024 (the "acquisition date"), the Company completed its acquisition of FCB, a Virginia chartered commercial bank, in accordance with the definitive merger agreement, dated January 23, 2024, by and among the Company, the Bank, and FCB. For more information on the completed acquisition, see Note 22: Business Combination.

Operating Revenue

The following table displays components that contributed 15% or more of the Company's total operating revenue for the years indicated.

| | Percentage of Total Operating Revenue | |
| | For the Year Ended December 31, | |
Revenue Component	2024	2023
Interest and Fees on Loans	60.55%	57.08%
Interest on Investments	22.94%	26.29%

Market Area

The Company serves customers through its offices in southwest and central Virginia. Although largely rural, the market area is home to several major state-supported universities, including Virginia Polytechnic Institute and State University ("Virginia Tech") and Radford University. The recently acquired branches and the loan production office in Charlottesville also service areas that contain the University of Virginia, James Madison University, Virginia Military Institute, Washington and Lee University, Liberty University, and Mary Baldwin University.

In addition to education, the market area has a diverse economic base with manufacturing, agriculture, tourism, healthcare, retail and service industries. Large manufacturing facilities in the region include Celanese Acetate, the largest employer in Giles County, and Volvo Heavy Trucks, the largest company in Pulaski County. Both of these companies have experienced cycles of hiring and layoffs within the past several years. Tazewell County is largely dependent on the coal mining industry and on agriculture for its economic base. Montgomery County, Bluefield in Tazewell County, Abingdon in Washington County and the cities of Roanoke, Charlottesville, Waynesboro, Lynchburg and Staunton are regional retail centers and have facilities to provide basic health care for the regions.

NBI's market area offers the advantages of a good quality of life, scenic beauty, moderate climate and historical and cultural attractions. The region has had success attracting retirees, particularly from the Northeast and urban northern Virginia. Because NBI's market area is economically diverse and includes large public employers, it has historically avoided the most extreme effects of past economic downturns. Future economic challenges may impact unemployment and other economic indicators that could negatively affect the Company's market.

Competition

The banking and financial services industry is highly competitive. The competitive business environment is a result of changes in regulation, changes in technology and product delivery systems and competition from other financial institutions as well as non-traditional financial services. NBB competes for loans and deposits with other commercial banks, credit unions, securities and brokerage companies, mortgage companies, insurance companies, retailers, automobile companies and other nonbank financial service providers. Many of these competitors are much larger in total assets and capitalization, have greater access to capital markets and offer a broader array of financial services than NBB. In order to compete, NBB relies upon a deep knowledge of its markets, a service-based business philosophy, personal relationships with customers, specialized services tailored to meet customers' needs and the convenience of office locations and technological access. In addition, the Bank is competitive with other financial institutions in its market area with respect to interest rates paid on deposit accounts, interest rates charged on loans and other service charges on loans and deposit accounts.

Organization and Employment

NBI, NBB and NBFS are organized in a holding company/subsidiary structure. As of December 31, 2024, NBB had 242 full time equivalent employees and NBFS had 3 full time equivalent employees. NBB performs services for and charges commensurate fees to NBI and NBFS.

Regulation, Supervision and Government Policy

NBI and NBB are subject to state and federal banking laws and regulations that provide for general regulatory oversight of all aspects of their operations. As a result of substantial regulatory burdens on banking, financial institutions like NBI and NBB are at a disadvantage to other competitors who are not as highly regulated, and NBI and NBB's costs of doing business are accordingly higher. The following is a brief summary of certain laws, rules and regulations that affect NBI and NBB.

National Bankshares, Inc.

NBI is a bank holding company qualified as a financial holding company under the federal Bank Holding Company Act of 1956, as amended ("BHCA"), which is administered by the Board of Governors of the Federal Reserve System (the "Federal Reserve"). As such, NBI is subject to the supervision, examination, and reporting requirements of the BHCA and the regulations of the Federal Reserve. NBI is required to furnish to the Federal Reserve an annual report of its operations at the end of each fiscal year and such additional information as the Federal Reserve may require pursuant to the BHCA. The Federal Reserve is authorized to examine NBI and its subsidiaries. With some limited exceptions, the BHCA requires a bank holding company to obtain prior approval from the Federal Reserve before acquiring or merging with a bank or before acquiring more than 5% of the voting shares of a bank unless it already controls a majority of shares.

The Bank Holding Company Act. Under the BHCA, a bank holding company is generally prohibited from engaging in nonbanking activities unless the Federal Reserve has found those activities to be incidental to banking. Amendments to the BHCA that were included in the Gramm-Leach-Bliley Act of 1999 (see below) permitted any bank holding company with bank subsidiaries that are well-capitalized, well-managed and which have a satisfactory or better rating under the Community Reinvestment Act (see below) to file an election with the Federal Reserve to become a financial holding company. A financial holding company may engage in any activity that is (i) financial in nature (ii) incidental to a financial activity or (iii) complementary to a financial activity. Financial activities include insurance underwriting, insurance agency activities, securities dealing and underwriting and providing financial, investment or economic advising services. NBI is a financial holding company that currently engages in insurance agency activities and provides financial, investment or economic advising services.

The Virginia Banking Act. The Virginia Banking Act requires all Virginia bank holding companies to register with the Virginia State Corporation Commission (the "Commission"). NBI is required to report to the Commission with respect to its financial condition, operations and management. The Commission may also make examinations of any bank holding company and its subsidiaries and must approve the acquisition by a Virginia bank holding company of ownership or control of more than 5% of the voting shares of any Virginia bank or bank holding company.

The Gramm-Leach-Bliley Act. The Gramm-Leach-Bliley Act ("GLBA") permits significant combinations among different sectors of the financial services industry, allows for expansion of financial service activities by bank holding companies and offers financial privacy protections to consumers. GLBA preempts most state laws that prohibit financial holding companies from engaging in insurance activities. GLBA permits affiliations between banks and securities firms in the same holding company structure, and it permits financial holding companies to directly engage in a broad range of securities and merchant banking activities.

The Sarbanes-Oxley Act. The Sarbanes-Oxley Act ("SOX") protects investors by improving the accuracy and reliability of corporate disclosures. It impacts all companies with securities registered under the Securities Exchange Act of 1934 (the "Exchange Act"), including NBI. SOX creates increased responsibility for chief executive officers and chief financial officers with respect to the content of filings with the Securities and Exchange Commission (the "SEC"). Section 404 of SOX and related SEC rules focused increased scrutiny by internal and external auditors on NBI's systems of internal controls over financial reporting, which is designed to ensure that those internal controls are effective in both design and operation. SOX sets out enhanced requirements for audit committees, including independence and expertise, and it includes stronger requirements for auditor independence and limits the types of non-audit services that auditors can provide. Finally, SOX contains additional and increased civil and criminal penalties for violations of securities laws.

Capital and Related Requirements. The Federal Reserve's Small Bank Holding Company Policy Statement (the "Statement") sets forth requirements for designation as a small bank holding company and related expectations for capital and reporting requirements. Qualified bank holding companies that have consolidated total assets of less than $3 billion are exempt from reporting consolidated regulatory capital ratios and from minimum regulatory capital requirements. The Company qualifies as a small bank holding company.

The Bank continues to be subject to various capital requirements administered by banking agencies as described below. Failure to meet minimum capital requirements can trigger certain mandatory and discretionary actions by regulators that could have a direct material effect on the Company's consolidated financial statements.

Dodd-Frank Wall Street Reform and Consumer Protection Act. The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") sets forth requirements for consumer mortgage lending, provisions for corporate governance and executive compensation, directed rule-making by the Federal Reserve limiting fees charged to merchants for credit and debit card transactions and established the Consumer Financial Protection Bureau (the "CFPB"). The CFPB has rule marking authority over financial institutions with regard to consumer protection and oversees the enforcement of all federal laws intended to ensure fair access to credit. For smaller financial institutions such as NBI and NBB, the CFPB coordinates its examination activities through their primary regulators. In February 2025, the Trump administration halted the CFPB's operations, and its employees were instructed to cease all supervision and examination activity. As a result, the future of the CFPB and its impact on our business are uncertain.

Source of Strength. Federal Reserve policy has historically required bank holding companies to act as a source of financial and managerial strength to their subsidiary banks. The Dodd-Frank Act codified this policy as a statutory requirement. Under this requirement, the Company is expected to commit resources and capital to support NBB, including at times when the Company may not be in a financial position to provide such resources. Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to depositors and to certain other indebtedness of such subsidiary banks. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to priority of payment.

The Economic Growth, Regulatory Reform and Consumer Protection Act of 2018. The Economic Growth, Regulatory Reform and Consumer Protection Act of 2018 ("EGRRCPA") amended provisions of the Dodd-Frank Act and other statutes administered by banking regulators. Among these amendments are provisions to tailor applicability of certain of the enhanced prudential standards for Systemically Important Financial Institutions and to increase the $50 billion asset threshold in two stages to $250 billion to which these enhanced standards apply. The EGRRCPA exempts insured depository institutions (and their parent companies) with less than $10 billion in consolidated assets and that meet certain tests from the Volker Rule (which prohibits banks from conducting certain investment activities with their own accounts). The EGRRCPA also increased the asset threshold from $1 billion to $3 billion for financial institutions to qualify for an 18 month on site examination schedule. The EGRRCPA addressed numerous other regulatory requirements based on the size and complexity of financial institutions, particularly benefiting smaller institutions like the Company.

The National Bank of Blacksburg

NBB is a national banking association incorporated under the laws of the United States, and the bank is subject to regulation and examination by the Office of the Comptroller of the Currency (the "OCC"). NBB's deposits are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to the limits of applicable law. The OCC, as the primary regulator, and the FDIC regulate and monitor all areas of NBB's operation. These areas include adequacy of capitalization and loss reserves, loans, deposits, business practices related to the charging and payment of interest, investments, borrowings, payment of dividends, security devices and procedures, establishment of branches, corporate reorganizations and maintenance of books and records. NBB is required to maintain certain capital ratios. It must also prepare quarterly reports on its financial condition for the OCC and conduct an annual audit of its financial affairs. The OCC requires NBB to adopt internal control structures and procedures designed to safeguard assets and monitor and reduce risk exposure. While appropriate for the safety and soundness of banks, these requirements add to overhead expense for NBB and other banks.

The Community Reinvestment Act. NBB is subject to the provisions of the Community Reinvestment Act ("CRA"), which imposes an affirmative obligation on financial institutions to meet the credit needs of the communities they serve, including low and moderate income neighborhoods. The OCC monitors NBB's compliance with the CRA and assigns public ratings based upon the bank's performance in meeting stated assessment goals. Unsatisfactory CRA ratings can result in restrictions on bank operations or expansion. NBB received a "satisfactory" rating in its last CRA examination by the OCC.

On October 24, 2023, the federal bank regulatory agencies issued a final rule to modernize their respective CRA regulations. The revised rules substantially alter the methodology for assessing compliance with the CRA, with material aspects taking effect January 1, 2026 and revised data reporting requirements taking effect January 1, 2027. Among other things, the revised rules evaluate lending outside traditional assessment areas generated by the growth of non-branch delivery systems, such as online and mobile banking, apply a metrics-based benchmarking approach to assessment, and clarify eligible CRA activities. The final rule has been subject to an injunction since March 29, 2024, and the effective dates will be extended pending resolution of the lawsuit.

Privacy Legislation. Several recent laws, including the Right to Financial Privacy Act and the GBLA, and related regulations issued by the federal bank regulatory agencies, also provide new protections against the transfer and use of customer information by financial institutions. A financial institution must provide to its customers information regarding its policies and procedures with respect to the handling of customers' personal information. Each institution must conduct an internal risk assessment of its ability to protect customer information. These privacy provisions generally prohibit a financial institution from providing a customer's personal financial information to unaffiliated parties without prior notice and approval from the customer.

In October 2024, the CFPB issued a final rule regarding personal financial data rights that is designed to promote "open banking." The final rule requires, among other things, that data providers, including any financial institution, make available to consumers and certain authorized third parties, upon request, certain covered transaction, account, and payment information. Institutions with at least $1.5 billion but less than $3 billion in total assets, including the Company, are required to comply with the final rule by April 1, 2029. On the same day the final rule was released, certain industry participants filed a complaint against the CFPB challenging the final rule. This legal challenge has since been paused to allow time for the CFPB to assess the rule and determine whether it aligns with the agency's current policy objectives.

Consumer Laws and Regulations. There are a number of laws and regulations that regulate banks' consumer loan and deposit transactions. Among these are the Truth in Lending Act, the Truth in Savings Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Fair Credit Reporting Act, the Electronic Funds Transfer Act, the Fair Debt Collections Practices Act, the Home Mortgage Disclosure Act, the Service Members Civil Relief Act, laws governing flood insurance, federal and state laws prohibiting unfair and deceptive business practices, foreclosure laws and various regulations that implement some or all of the foregoing. NBB is required to comply with these laws and regulations in its dealings with customers. In addition, the CFPB has adopted and may continue to refine rules regulating consumer mortgage lending pursuant to the Dodd-Frank Act. There are numerous disclosure and other compliance requirements associated with the consumer laws and regulations. The EGRRCPA modified a number of these requirements, including, for qualifying institutions with less than $10 billion in assets, a safe harbor for compliance with the "ability to pay" requirements for consumer mortgage loans.

Deposit Insurance. NBB has deposits that are insured by the FDIC. The FDIC maintains a Deposit Insurance Fund ("DIF") that is funded by risk-based insurance premium assessments on insured depository institutions. Assessments are determined based upon several factors, including the level of regulatory capital and the results of regulatory examinations. The FDIC may adjust assessments if the insured institution's risk profile changes or if the size of the DIF declines in relation to the total amount of insured deposits. An institution's assessment base is consolidated total assets less its average tangible equity as defined by the FDIC. In October 2022, the FDIC adopted a final rule to increase the assessment base rate schedules uniformly by two basis points beginning with the first quarterly assessment period of 2023. The FDIC has authority to impose special measures to boost the deposit insurance fund such as prepayments of assessments and additional special assessments.

After giving primary regulators an opportunity to first take action, the FDIC may initiate an enforcement action against any depository institution it determines is engaging in unsafe or unsound actions or which is in an unsound condition, and the FDIC may terminate that institution's deposit insurance. NBB has no knowledge of any matter that would threaten its FDIC insurance coverage.

Capital Requirements. NBB is subject to the rules implementing the Basel III capital framework and certain related provisions of the Dodd-Frank Act (the "Basel III Capital Rules") as applied by the OCC. The Basel III Capital Rules require NBB to comply with minimum capital ratios plus a "capital conservation buffer" designed to absorb losses during periods of economic stress. The following table presents the required minimum ratios along with the required minimum ratios including the capital conservation buffer:

Regulatory Capital Ratios	Minimum Ratio	Minimum Ratio With Capital Conservation Buffer
Total Capital to Risk Weighted Assets	8.00%	10.50%
Tier 1 Capital to Risk Weighted Assets	6.00%	8.50%
Common Equity Tier 1 Capital to Risk Weighted Assets	4.50%	7.00%
Tier 1 Capital to Average Assets (Leverage Ratio)	4.00%	4.00%

Risk-weighted assets are assets on the balance sheet as well as certain off-balance sheet items, such as standby letters of credit, to which weights between 0% and 1250% are applied, according to the risk of the asset type. Common Equity Tier 1 Capital ("CET1") is capital according to the balance sheet, adjusted for goodwill and intangible assets and other prescribed adjustments. At NBB's election, CET1 is also adjusted to exclude accumulated other comprehensive loss. Tier 1 Capital is CET1 adjusted for additional capital deductions. Total Capital is Tier 1 Capital increased for the allowance for credit losses and adjusted for other items. The Leverage Ratio is the ratio of Tier 1 Capital to total average assets, less goodwill and intangibles and certain deferred tax assets. As of December 31, 2024, NBB's capital ratios exceeded the above minimum ratios including the capital conservation buffer.

NBB is also subject to the "prompt corrective action" regulations pursuant to Section 38 of the Federal Deposit Insurance Act, as amended, which incorporates a CET1 ratio and increases certain other capital ratios. To be classified as well capitalized under the regulations, NBB must have the following minimum capital ratios: (i) a CET1 ratio of at least 6.5%; (ii) a Tier 1 Capital to Risk Weighted Assets ratio of at least 8.0%; (iii) a Total Capital to Risk Weighted Assets ratio of at least 10.0%; and (iv) a Leverage Ratio of at least 5.0%. NBB exceeded the thresholds to be considered well capitalized as of December 31, 2024.

Limits on Dividend Payments. A significant portion of NBI's income is derived from dividends paid by NBB. As a national bank, NBB may not pay dividends from its capital, and it may not pay dividends if the bank would become undercapitalized, as defined by regulation, after paying the dividend. Without prior OCC approval, NBB's dividend payments in any calendar year are restricted to the bank's retained net income for that year, as that term is defined by the laws and regulations, combined with retained net income from the preceding two years, less any required transfer to surplus.

The OCC and FDIC have authority to limit dividends paid by NBB if the payments are determined to be an unsafe and unsound banking practice. Any payment of dividends that depletes the bank's capital base could be deemed to be an unsafe and unsound banking practice.

Branching. As a national bank, NBB is required to comply with the state branch banking laws of Virginia, the state in which the main office of the bank is located. NBB must also have the prior approval of the OCC to establish a branch or acquire an existing banking operation. Under Virginia law, NBB may open branch offices or acquire existing banks or bank branches anywhere in the state. Virginia law also permits banks domiciled in the state to establish a branch or to acquire an existing bank or branch in another state. The Dodd-Frank Act permits the OCC to approve applications by national banks like NBB to establish *de novo* branches in any state in which a bank located in that state is permitted to establish a branch.

Mortgage Banking Regulation. NBB is subject to rules and regulations that, among other things, establish standards for mortgage loan origination, prohibit discrimination, provide for inspections and appraisals of property, require credit reports on prospective borrowers, in some cases restrict certain loan features and fix maximum interest rates and fees, require the disclosure of certain basic information to mortgagors concerning credit and settlement costs, limit payment for settlement services to the reasonable value of the services rendered and require the maintenance and disclosure of information regarding the disposition of mortgage applications based on race, gender, geographical distribution and income level. NBB is also subject to rules and regulations that require the collection and reporting of significant amounts of information with respect to mortgage loans and borrowers. NBB's mortgage origination activities are subject to the Federal Reserve's Regulation Z, which implements the Truth in Lending Act. Certain provisions of Regulation Z require creditors to make a reasonable and good faith determination based on verified and documented information that a consumer applying for a mortgage loan has a reasonable ability to repay the loan according to its terms.

Anti-Money Laundering Laws and Regulations. The Company is subject to several federal laws that are designed to combat money laundering, terrorist financing, and transactions with persons, companies or foreign governments designated by U.S. authorities ("AML laws"). This category of laws includes the Bank Secrecy Act of 1970, the Money Laundering Control Act of 1986, the USA PATRIOT Act of 2001, and the Anti-Money Laundering Act of 2020.

The AML laws and their implementing regulations require insured depository institutions, broker-dealers, and certain other financial institutions to have policies, procedures, and controls to detect, prevent, and report money laundering and terrorist financing. The AML laws and their regulations also provide for information sharing, subject to conditions, between federal law enforcement agencies and financial institutions, as well as among financial institutions, for counter-terrorism purposes. Federal banking regulators are required, when reviewing bank holding company acquisition and bank merger applications, to take into account the effectiveness of the anti-money laundering activities of the applicants. To comply with these obligations, the Company has implemented appropriate internal practices, procedures, and controls.

Office of Foreign Assets Control. The U.S. Treasury Department's Office of Foreign Assets Control ("OFAC") is responsible for administering and enforcing economic and trade sanctions against specified foreign parties, including countries and regimes, foreign individuals and other foreign organizations and entities. OFAC publishes lists of prohibited parties that are regularly consulted by the Company in the conduct of its business in order to assure compliance. The Company is responsible for, among other things, blocking accounts of, and transactions with, prohibited parties identified by OFAC, avoiding unlicensed trade and financial transactions with such parties and reporting blocked transactions after their occurrence. Failure to comply with OFAC requirements could have serious legal, financial and reputational consequences for the Company.

Incentive Compensation. The Interagency Guidance on Sound Incentive Compensation Policies, issued by federal banking agencies, covers all employees that have the ability to materially affect the risk profile of a financial institution, either individually or as part of a group, and is based upon the key principles that a financial institution's incentive compensation arrangements should (i) provide incentives that do not encourage risk-taking beyond the institution's ability to effectively identify and manage risks, (ii) be compatible with effective internal controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the financial institution's board of directors.

Section 956 of the Dodd-Frank Act requires the federal banking agencies and the SEC to establish joint regulations or guidelines prohibiting incentive-based payment arrangements at specified regulated entities that encourage inappropriate risk-taking by providing an executive officer, employee, director or principal shareholder with excessive compensation, fees, or benefits or that could lead to material financial loss to the entity. The federal banking agencies issued such proposed rules in March 2011 and issued a revised proposed rule in June 2016 implementing the requirements and prohibitions set forth in Section 956. The revised proposed rule would apply to all banks, among other institutions, with at least $1 billion in average total consolidated assets for which it would go beyond the existing Interagency Guidance on Sound Incentive Compensation Policies to (i) prohibit certain types and features of incentive-based compensation arrangements for senior executive officers, (ii) require incentive-based compensation arrangements to adhere to certain basic principles to avoid a presumption of encouraging inappropriate risk, (iii) require appropriate board or committee oversight, (iv) establish minimum recordkeeping, and (v) mandate disclosures to the appropriate federal banking agency. In May 2024, the FDIC, the OCC, and the Federal Housing Finance Agency reproposed the 2016 proposed rule and requested comment on specific alternatives and general questions, given the passage of time since the 2016 proposed rule was issued.

The Federal Reserve will review, as part of the regular, risk-focused examination process, the incentive compensation arrangements of financial institutions, such as the Company, that are not "large, complex banking organizations." These reviews will be tailored to each financial institution based on the scope and complexity of the institution's activities and the prevalence of incentive compensation arrangements. The findings of the supervisory initiatives will be included in reports of examination. Deficiencies will be incorporated into the institution's supervisory ratings, which can affect the institution's ability to make acquisitions and take other actions. Enforcement actions may be taken against a financial institution if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk to the institution's safety and soundness and the financial institution is not taking prompt and effective measures to correct the deficiencies. As of December 31, 2024, the Company had not been made aware of any instances of non-compliance with the final guidance.

The Nasdaq Stock Market, LLC, the exchange on which our common stock is listed, enacted a listing rule that became effective in 2023 requiring listed companies to adopt policies mandating the recovery or "clawback" of excess incentive compensation earned by a current or former executive officer during the three fiscal years preceding the date the listed company is required to prepare an accounting restatement, including to correct an error that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. The Company has adopted a clawback policy compliant with such rule, a copy of which is attached as Exhibit 97.1 to this Form 10-K.

Cybersecurity. In March 2015, federal regulators issued two related statements regarding cybersecurity. One statement indicates that financial institutions should design multiple layers of security controls to establish lines of defense and to ensure that their risk management processes also address the risk posed by compromised customer credentials, including security measures to reliably authenticate customers accessing internet-based services of the financial institution. The other statement indicates that a financial institution's management is expected to maintain sufficient business continuity planning processes to ensure the rapid recovery, resumption and maintenance of the institution's operations after a cyber-attack involving destructive malware. A financial institution is also expected to develop appropriate processes to enable recovery of data and business operations and address rebuilding network capabilities and restoring data if the institution or its critical service providers fall victim to this type of cyber-attack. If the Company fails to observe the regulatory guidance, it could be subject to various regulatory sanctions, including financial penalties.

On November 18, 2021, the federal bank regulatory agencies issued a final rule, effective April 1, 2022, imposing new notification requirements for cybersecurity incidents. The rule requires financial institutions to notify their primary federal regulator as soon as possible and no later than 36 hours after the institution determines that a cybersecurity incident has occurred that has materially disrupted or degraded, or is reasonably likely to materially disrupt or degrade, the institution's: (i) ability to carry out banking operations, activities, or processes, or deliver banking products and services to a material portion of its customer base, in the ordinary course of business, (ii) business line(s), including associated operations, services, functions, and support, that upon failure would result in a material loss of revenue, profit, or franchise value, or (iii) operations, including associated services, functions and support, as applicable, the failure or discontinuance of which would pose a threat to the financial stability of the United States.

In July 2023, the SEC issued a final rule to enhance and standardize disclosures regarding cybersecurity risk management, strategy, governance, and incident reporting by public companies that are subject to the reporting requirements of the Exchange Act. Specifically, the final rule requires current reporting about material cybersecurity incidents, periodic disclosures about a registrant's policies and procedures to identify and manage cybersecurity risk, management's role in implementing cybersecurity policies and procedures, and the board of directors' cybersecurity expertise, if any, and its oversight of cybersecurity risk. See Item 1C. Cybersecurity of this Form 10-K for a discussion of the Company's cybersecurity risk management, strategy and governance.

Monetary Policy

The monetary and interest rate policies of the Federal Reserve, as well as general economic conditions, affect the business and earnings of NBI. NBB and other banks are particularly sensitive to interest rate fluctuations. The spread between the interest paid on deposits and that which is charged on loans is the most important component of the bank's earnings. In addition, interest earned on securities investments has a significant effect on earnings. U.S. fiscal policy, including deficits requiring increased governmental borrowing also can affect interest rates. As conditions change in the national and international economy and in the money markets, the Federal Reserve's actions, particularly with regard to interest rates, and the effects of fiscal policies can impact loan demand, deposit levels and earnings at NBB. It is not possible to accurately predict the effects on NBI of economic and interest rate changes.

Other Legislative and Regulatory Concerns

Federal and state laws and regulations are regularly proposed that could affect the regulation of financial institutions. New, revised or rescinded regulations could add to the regulatory burden on banks and other financial service providers and increase the costs of compliance, or they could change the products that can be offered and the manner in which financial institutions do business. We cannot foresee how regulation of financial institutions may change in the future and how those changes might affect NBI.

Company Website

NBI maintains a website at www.nationalbankshares.com. The Company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports are made available on its website as soon as is practical after the material is electronically filed with the SEC. The Company's proxy materials for the 2025 annual meeting of stockholders will also be posted on a separate website at www.investorvote.com/NKSH. Access through the Company's websites to the Company's filings is free of charge. The SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy, and information statements, and other information the Company files electronically with the SEC.

Executive Officers of the Company

The following is a list of names and ages of all executive officers of the Company; their terms of office as officers; the positions and offices within the Company held by each officer; and each person's principal occupation or employment during the past five years.

Name	Age	Offices and Positions Held	Year Elected an Officer
F. Brad Denardo	72	National Bankshares, Inc.: Chairman and Chief Executive Officer ("CEO"), May 2019 to Present; Chairman, President and CEO, May 2019 to December 31, 2024; President and CEO, September 2017 – May 2019; Executive Vice President, April 2008 – August 2017. The National Bank of Blacksburg: Chairman, September 2017 to Present; CEO, July 2014 to Present; President July 2014 to December 31, 2024; Executive Vice President/Chief Operating Officer ("COO"), October 2002 – July 2014. National Bankshares Financial Services, Inc.: Chairman, President and CEO, September 2017 to Present; Treasurer, June 2011 to Present.	1989
David K. Skeens	58	National Bankshares, Inc.: Executive Vice President/Chief Risk Officer, January 8, 2025 to Present; Senior Vice President/Senior Operations, Risk and Technology Officer, May 2022 to January 7, 2025; Treasurer and CFO, January 2009 to May 2022. The National Bank of Blacksburg: Executive Vice President/Chief Risk Officer, January 8, 2025 to Present; Senior Vice President/Senior Operations, Risk and Technology Officer, May 2022 to January 7, 2025; Senior Vice President/Operations and Risk Management and Chief Financial Officer ("CFO"), January 2009 – May 2022; Senior Vice President/Operations and Risk Management, February 2008 – January 2009; Vice President/Operations and Risk Management, April 2004 – February 2008.	2009
Lara E. Ramsey	56	National Bankshares, Inc.: President, January 1, 2025 to Present; Corporate Secretary, June 2016 to Present; Executive Vice President/COO May 2022 to December 31, 2024; Senior Vice President/Administration, June 2011 – December 2017; Vice President/Human Resources, January 2001 – June 2011. The National Bank of Blacksburg: President, January 1, 2025 to Present; Corporate Secretary, June 2016 to Present; Executive Vice President/COO, May 2022 to December 31, 2024; Senior Vice President/Administration, January 2018 – May 2022; Vice President/Human Resources, January 2001 – June 2011.	2016
Paul M. Mylum	58	National Bankshares, Inc.: Executive Vice President/Chief Lending Officer, November 2019 to Present; Senior Vice President/Chief Lending Officer, August 2016 – November 2019 The National Bank of Blacksburg: Executive Vice President/Chief Lending Officer, November 2019 to Present; Senior Vice President/Chief Lending Officer, August 2016 – November 2019; Senior Vice President/Loans, August 2012 – August 2016.	2012
Lora M. Jones	47	National Bankshares, Inc.: Executive Vice President/CFO and Treasurer, January 8, 2025 to Present; Senior Vice President/CFO and Treasurer, May 2022 to January 7, 2025; Vice President/Controller, May 2014 – May 2022; Corporate Analysis Officer June 2011 – May 2014. The National Bank of Blacksburg: Executive Vice President/CFO and Cashier, January 8, 2025 to Present; Senior Vice President/CFO and Cashier, May 2022 to January 7, 2025; Vice President/Controller, May 2014 – May 2022; Corporate Analysis Officer June 2011 – May 2014.	2011
Bobby D. Sanders, II	45	National Bankshares, Inc.: Senior Vice President/Chief Credit Officer, March 2022 to Present. The National Bank of Blacksburg: Senior Vice President/Chief Credit Officer, March 2022 to Present.	2022

Item 1A. Risk Factors

An investment in the Company's common stock involves certain risks, including those described below. In addition to the other information set forth in this Form 10-K, investors in the Company's securities should carefully consider the factors discussed below. These factors, either alone or taken together, could materially and adversely affect the Company's business, financial condition, liquidity, results of operations, capital position, and prospects. One or more of these could cause the Company's actual results to differ materially from its historical results or the results contemplated by the forward-looking statements contained in this report, in which case the trading price of the Company's securities could decline.

CREDIT RISK

Focus on lending to small to mid-sized community-based businesses may increase our credit risk.

Most of the Company's commercial business and commercial real estate loans are made to small business or middle market customers. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities and have a heightened vulnerability to economic conditions. If general economic conditions in the market areas in which the Company operates negatively impact this important customer sector, the Company's results of operations and financial condition may be adversely affected. Moreover, a portion of these loans have been made by the Company in recent years and the borrowers may not have experienced a complete business or economic cycle since becoming borrowers of the Bank. The deterioration of the borrowers' businesses may hinder their ability to repay their loans with the Company, which could have a material adverse effect on the Company's financial condition and results of operations.

The allowance for credit losses may not be adequate to cover actual losses.

In accordance with generally accepted accounting principles in the United States ("GAAP"), the Company maintains an allowance for credit losses on loans ("ACLL"). The ACLL may not be adequate to cover actual credit losses, and future provisions for credit losses could materially and adversely affect operating results. The ACLL is based on available relevant information about the collectability of cash flows, including historical losses, reasonable and supportable forecasts of economic conditions, and current economic and portfolio conditions. The amount of future losses is susceptible to changes in economic, operating, and other outside forces and conditions, including changes in interest rates, all of which are beyond the Company's control; and these losses may exceed current estimates. Federal regulatory agencies, as an integral part of their examination process, review the Company's loans and ACLL. The Company also outsources independent loan review. While management believes that the ACLL is adequate to cover current estimated losses, it cannot make assurances that it will not further increase the ACLL or that regulators will not require it to increase this allowance. Either occurrence could adversely affect earnings.

The ACLL requires management to make significant estimates that affect the consolidated financial statements. Due to the inherent nature of these estimates, management cannot provide assurance that it will not significantly increase the ACLL, which could materially and adversely affect earnings.

A decline in the condition of the local real estate market could negatively affect our business.

The Company offers a variety of secured loans, including commercial lines of credit, commercial term loans, real estate, construction, residential mortgages, home equity loans and lines of credit, consumer and other loans. Many of these loans are secured by real estate (both residential and commercial). As of December 31, 2024, 84.6% of all loans were secured by mortgages on real property. Substantially all of the Company's real property collateral is located in its market area. If there is a decline in real estate values, especially in the Company's market area, the collateral for loans would deteriorate and provide significantly less security to the Company. In the event the Company forecloses on a loan that is collateralized with property having reduced market value, the Company may suffer a recovery loss.

The Bank has a moderate concentration of credit exposure in commercial real estate, and loans with this type of collateral are viewed as having more risk of default.

As of December 31, 2024, the Bank had approximately $478,078 in loans secured by commercial real estate, representing approximately 48.4% of total loans outstanding at that date. The real estate consists primarily of multi-family housing, non-owner-operated properties and other commercial properties. These types of loans are generally viewed as having more risk of default than residential real estate loans. They are also typically larger than residential real estate loans and consumer loans and depend on cash flows from the owner's business or the rental of the property to service the debt. Cash flows may be affected significantly by general economic conditions, and a downturn in the local economy or in occupancy rates in the local economy where the property is located could increase the likelihood of default. Because the Bank's loan portfolio contains a number of commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in the percentage of nonperforming loans. An increase in nonperforming loans could result in a loss of earnings from these loans, an increase in the provision for credit losses and an increase in charge-offs, all of which could have a material adverse effect on the Company's financial condition.

Nonperforming assets take significant time to resolve and adversely affect the Company's results of operations and financial condition.

The Company's nonperforming assets adversely affect its net income in various ways. The Company does not record interest income on nonaccrual loans, which adversely affects its income and increases credit administration costs. When the Company receives collateral through foreclosures and similar proceedings, it is required to mark the related asset to the then fair market value of the collateral less estimated selling costs, which may, and often does, result in a loss. An increase in the level of nonperforming assets also increases the Company's risk profile and may impact the capital levels regulators believe are appropriate in light of such risks. The Company utilizes various techniques such as workouts and restructurings to manage problem assets. Increases in or negative adjustments in the value of these problem assets, the underlying collateral, or in the borrowers' performance or financial condition, could adversely affect the Company's business, results of operations and financial condition. In addition, the resolution of nonperforming assets requires significant commitments of time from management and staff, which can be detrimental to the performance of their other responsibilities, including generation of new loans. There can be no assurance that the Company will avoid increases in nonperforming loans in the future.

The Company relies upon independent appraisals to determine the value of the real estate which secures a significant portion of its loans, and the values indicated by such appraisals may not be realizable if the Company is forced to foreclose upon such loans.

A significant portion of the Company's loan portfolio consists of loans secured by real estate. The Company relies upon independent appraisers to estimate the value of such real estate. Appraisals are only estimates of value and the independent appraisers may make mistakes of fact or judgment which adversely affect the reliability of their appraisals. In addition, events occurring after the initial appraisal may cause the value of the real estate to increase or decrease. As a result of any of these factors, the real estate securing some of the Company's loans may be more or less valuable than anticipated at the time the loans were made. If a default occurs on a loan secured by real estate that is less valuable than originally estimated, the Company may not be able to recover the outstanding balance of the loan and will suffer a loss.

MARKET RISK

If competition increases, our business could suffer, which could result in loan losses and adversely affect the Company's financial condition and results of operations.

The financial services industry is highly competitive, with a number of commercial banks, credit unions, insurance companies, stockbrokers, financial technology companies and other nonbank financial service providers seeking to do business with our customers. If there is additional competition from new business or if our existing competitors focus more attention on our market, we could lose customers and our business could suffer.

Consumers may increasingly decide not to use the Bank to process their financial transactions, which would have a material adverse impact on the Company's financial condition and operations.

Technology and other changes are allowing parties to complete financial transactions through alternative methods that historically have involved banks. For example, consumers can now maintain funds that would have historically been held as bank deposits in brokerage accounts, mutual funds or general-purpose reloadable prepaid cards. Consumers can also complete transactions such as paying bills and/or transferring funds directly without the assistance of banks. The process of eliminating banks as intermediaries could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the lower cost of deposits as a source of funds could have a material adverse effect on the Company's financial condition and results of operations.

INTEREST RATE RISK

The Company's business is subject to interest rate risk and variations in interest rates and inadequate management of interest rate risk may negatively affect financial performance.

Changes in the interest rate environment may reduce the Company's profits. It is expected that the Company will continue to realize income from the differential or "spread" between the interest earned on loans, securities, and other interest-earning assets, and interest paid on deposits, borrowings, and other interest-bearing liabilities. Net interest spreads are affected by the difference between the maturities and repricing characteristics of interest-earning assets and interest-bearing liabilities. Loan and deposit volumes, yields, and costs are affected by market interest rates on these products, and there is substantial competition for loans and deposits that affect rates on these products. Additionally, short-term rates are driven by actions of the Federal Reserve, and movements in such rates may have a significant effect on the Company's interest rate risk. The Company's management cannot ensure that it can minimize interest rate risk. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, the Company's net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings. Further, shifts in the Company's mix of interest-earning assets or interest-bearing liabilities could adversely affect yields on assets or costs of funds, respectively. Accordingly, changes in levels of market interest rates or management thereof could materially and adversely affect the net interest spread, loan and deposit volumes, and the Company's overall profitability.

LIQUIDITY RISK

Liquidity could be impaired by an inability to access the capital markets or an unforeseen outflow of cash.

Liquidity is essential to the Company's business. Access to funding sources in amounts adequate to finance the Company's activities or on terms that are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy generally. Factors that could reduce the Company's access to liquidity sources include a downturn in the economy, difficult credit markets or the liquidity needs of our depositors. A substantial majority of the Company's liabilities are demand, savings, interest checking and money market deposits, which are payable on demand or upon several days' notice, while a substantial portion of our assets are loans, which cannot be called or sold in the same time frame. The Company may not be able to replace maturing deposits and advances as necessary in the future, especially if a large number of our depositors sought to withdraw their accounts, regardless of the reason. The Company's access to deposits may be negatively impacted by, among other factors, changes in interest rates which could promote increased competition for deposits, including from new financial technology competitors, or provide customers with alternative investment options. Additionally, negative news about the Company or the banking industry in general could negatively impact market and/or customer perceptions of the Company, which could lead to a loss of depositor confidence and an increase in deposit withdrawals, particularly among those with uninsured deposits. Furthermore, as many regional banking organizations experienced in 2023, the failure of other financial institutions may cause deposit outflows as customers spread deposits among several different banks so as to maximize their amount of FDIC insurance coverage, move deposits to banks deemed "too big to fail" or remove deposits from the banking system entirely. As of December 31, 2024, approximately 44.6% of the Company's deposits were uninsured. Uninsured deposits include municipal deposits, which have additional security from bonds pledged as collateral, in accordance with state regulation. Of the Company's non-municipal deposits, approximately 22.4% are uninsured. We rely on deposits for liquidity. A failure to maintain adequate liquidity could have a material adverse effect on the Company's business, financial condition and results of operations.

Unrealized losses in the Company's securities portfolio could affect liquidity.

As market interest rates increased in 2022 and 2023, the Company experienced significant unrealized losses on our available for sale securities portfolio. Unrealized losses related to available for sale securities are reflected in accumulated other comprehensive loss in the Company's consolidated balance sheets and reduce the level of our book capital and tangible common equity. However, such unrealized losses do not affect the Company's regulatory capital ratios. The Company actively monitors the available for sale securities portfolio and we do not currently anticipate the need to realize material losses from the sale of securities for liquidity purposes. Furthermore, the Company believes it is unlikely that we would be required to sell any such securities before recovery of their amortized cost bases, which may be at maturity. Nonetheless, the Company's access to liquidity sources could be affected by unrealized losses if securities must be sold at a loss; tangible capital ratios continue to decline from an increase in unrealized losses or realized credit losses; the Federal Home Loan Bank of Atlanta ("FHLB") or other funding sources reduce capacity; or bank regulators impose restrictions on us that impact the level of interest rates we may pay on deposits or our ability to access brokered deposits. Additionally, significant unrealized losses could negatively impact market and/or customer perceptions of our company, which could lead to a loss of depositor confidence and an increase in deposit withdrawals, particularly among those with uninsured deposits.

CYBERSECURITY RISK

Our information systems may experience an interruption or security breach.

We rely heavily on communications and information systems to conduct our business. Any failure, interruption or breach in security of these systems could result in failures or disruptions of our internet banking, deposit, loan and other systems. While we have policies and procedures designed to prevent or limit the effect of the possible failure, interruption or security breach of our information systems, there can be no assurance that any such failure, interruption or security breach will not occur or, if it does occur, that it will be adequately addressed.

In the ordinary course of business, the Company collects and stores sensitive data, including proprietary business information and personally identifiable information of its customers and employees, in systems and on networks. The secure processing, maintenance and use of this information is critical to the Company's operations and business strategy. The Company has invested in industry-accepted technologies, and annually reviews its processes and practices that are designed to protect its networks, computers and data from damage or unauthorized access. Despite these security measures, a cyber breach of any kind could compromise systems and the information stored there could be accessed, damaged or disclosed. The occurrence of any failure, interruption or security breach of our communications and information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny or expose us to civil litigation and possible financial liability.

Cybersecurity attacks may disarm and/or bypass system safeguards that are used by us and our vendors and service providers, and allow unauthorized access and misappropriation of financial data and assets.

As a financial institution, we are vulnerable to and are the target of cybersecurity attacks that attempt to access our digital technology systems, disarm and/or bypass system safeguards, access customer data and ultimately increase the risk of economic and reputational loss. The Company believes its cybersecurity risk management program reasonably addresses the risk from cybersecurity attacks. However, it is not possible to fully eliminate exposure. We may experience human error or have unknown susceptibilities that allow our systems to become victim to a highly-sophisticated cyber-attack. If hackers gain entry to our systems, they may disable other safeguards that limit loss, including limits on the number, amount and frequency of ATM withdrawals, as well as other loss-prevention or detection measures.

We also face risks related to cybersecurity attacks and security breaches in connection with the use, transmission and storage of sensitive information regarding us and our customers by various vendors and service providers. Some of these vendors and service providers have been the target of cybersecurity attacks or suffered security breaches, and because they use systems that we do not control or secure, future cyber-attacks or security breaches affecting any of these vendors and service providers could impact us through no fault of our own. In some cases, we may have exposure and suffer losses relating to these companies. Although we assess the security of our higher risk vendors and service providers, we cannot be sure that the information security protocols of all companies we do business with are sufficient to withstand cyber-attacks or other security breaches.

Insurance may not cover losses from cybersecurity attacks.

The Company has invested in insurance related to cybersecurity. Insurance policies are necessary to protect the Company from major losses but may be written in such a way as to limit the protection from certain risks, including cyber risks. If the insurance carrier denies coverage of losses, the Company may litigate. Because of policy technicalities, litigation may not result in a favorable outcome for the Company and litigation will result in additional legal expense.

OPERATIONAL RISK

The Company is subject to a variety of operational risks, including reputational, legal, and compliance risk, and the risk of fraud ort heft by employees, directors, or outsiders.

The Company is exposed to many types of operational risks, including reputational, legal, and compliance risk, the risk of fraud or theft by employees, directors or outsiders, unauthorized transactions by employees, operational errors, clerical or record-keeping errors, and errors resulting from faulty or disabled computer or communications systems.

Reputational risk, or the risk to the Company's earnings and capital from negative public opinion, could result from the Company's actual or alleged conduct in any number of activities, including lending practices, corporate governance, and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion can adversely affect the Company's ability to attract and keep customers and employees and can expose it to litigation and further regulatory action.

Further, if any of the Company's financial, accounting, or other data processing systems fail or have other significant issues, the Company could be adversely affected. The Company depends on internal systems and outsourced technology to support these data storage and processing operations. The Company's inability to use or access these information systems at critical points in time could unfavorably impact the timeliness and efficiency of the Company's business operations. It could be adversely affected if one of its employees causes a significant operational break-down or failure, either as a result of human error or where an individual purposefully sabotages or fraudulently manipulates its operations or systems. The Company is also at risk of the impact of natural disasters, terrorism, and international hostilities on its systems and from the effects of outages or other failures involving power or communications systems operated by others. The Company may also be subject to disruptions of its operating systems arising from events that are wholly or partially beyond its control (for example, computer viruses, or electrical or communications outages), which may give rise to disruption of service to customers and to financial loss or liability. In addition, there have been instances where financial institutions have been victims of fraudulent activity in which criminals pose as customers to initiate wire and automated clearinghouse transactions out of customer accounts. Although the Company has policies and procedures in place to verify the authenticity of its customers, it cannot guarantee that such policies and procedures will prevent all fraudulent transfers. Such activity can result in financial liability and harm to the Company's reputation. If any of the foregoing risks materialize, it could have a material adverse effect on the Company's business, financial condition, and results of operations.

The Company is dependent on key personnel and the loss of one or more of those key personnel may materially and adversely affect the Company's operations and prospects.

The Company currently depends on the services of a number of key management personnel. The loss of key personnel could materially and adversely affect the results of operations and financial condition. The Company's success also depends in part on the ability to attract and retain additional qualified management personnel. Competition for such personnel is strong and the Company may not be successful in attracting or retaining the personnel it requires.

The Company relies on other companies to provide key components of the Company's business infrastructure.

Third parties provide key components of the Company's business operations such as data processing, recording and monitoring transactions, online banking interfaces and services, internet connections and network access. While the Company has selected these third party vendors carefully, it does not control their actions. Any problem caused by these third parties, including those resulting from disruptions in communication services provided by a vendor, failure of a vendor to handle current or higher volumes, failures of a vendor to provide services for any reason or poor performance of services, could adversely affect the Company's ability to deliver products and services to its customers and otherwise conduct its business. Financial or operational difficulties of a third party vendor could also hurt the Company's operations if those difficulties interface with the vendor's ability to serve the Company. Replacing these third party vendors could also create significant delay and expense and damage the Company's ability to service its customers, resulting in a loss of customer goodwill. Accordingly, use of such third parties creates an unavoidable inherent risk to the Company's business operations.

The Company's ability to operate profitably may be dependent on its ability to integrate or introduce various technologies into its operations.

The market for financial services, including banking and consumer finance services, is increasingly affected by advances in technology, including developments in telecommunications, data processing, computers, automation, online banking and tele-banking. The Company's ability to compete successfully in its market may depend on the extent to which it is able to exploit such technological changes. If the Company is not able to afford such technologies, properly or timely anticipate or implement such technologies, or effectively train its staff to use such technologies, its business, financial condition or results of operations could be adversely affected.

COMPLIANCE AND REGULATORY RISK

The Company operates in a highly regulated industry, and the laws and regulations that govern the Company's operations, including changes in them or the Company's failure to comply with them, and regulatory actions implementing such laws and regulations, may adversely affect the Company.

The Company is subject to extensive regulation and supervision that govern almost all aspects of its operations. These laws and regulations, and regulatory actions implementing such laws and regulations, among other matters, prescribe minimum capital requirements, impose limitations on the Company's business activities, limit the dividends or distributions that it can pay, and impose certain specific accounting requirements that may be more restrictive and may result in greater or earlier charges to earnings or reductions in its capital than GAAP.

Changes to laws, regulations, or regulatory policies, or supervisory guidance, including changes in interpretation or implementation of laws, regulations, policies, or supervisory guidance, could affect the Company in substantial and unpredictable ways. Regulatory responses in connection with unforeseen stress events, including failures of banks and other financial institutions, often lead to increased regulatory scrutiny and heightened supervisory expectations and could adversely impact the Company's business, financial condition, and results of operations, or alter or disrupt the Company's planned future strategies and actions. The Company's failure to comply with these laws and regulations could subject it to restrictions on its business activities, fines, and other penalties, any of which could adversely affect the Company's results of operations, capital base, and the price of its securities. Compliance with laws and regulations, and regulatory actions implementing such laws and regulations, can be difficult and costly, and changes to laws and regulations could make compliance more difficult or expensive or otherwise adversely affect the Company's business and financial condition.

Regulatory capital standards may have an adverse effect on the Company's profitability, lending, and ability to pay dividends.

The Company is subject to capital adequacy guidelines and other regulatory requirements specifying minimum amounts and types of capital that the Company and the Bank must maintain. From time to time, regulators implement changes to these regulatory capital adequacy guidelines. If the Company fails to meet these minimum capital guidelines and/or other regulatory requirements, its financial condition would be materially and adversely affected. The Basel III Capital Rules require bank holding companies and their subsidiaries to maintain significantly more capital as a result of higher required capital levels and more demanding regulatory capital risk weightings and calculations. While the Company is exempt from these capital requirements under the Statement, the Bank is not exempt and must comply. The Bank must also comply with the capital requirements set forth in the "prompt corrective action" regulations pursuant to Section 38 of the Federal Deposit Insurance Act, as amended. Satisfying capital requirements may require the Company to limit its banking operations, retain net income or reduce dividends to improve regulatory capital levels, which could negatively affect its business, financial condition and results of operations.

Changes in accounting standards could impact reported earnings.

The authorities who promulgate accounting standards, including the Financial Accounting Standards Board ("FASB"), SEC, and other regulatory authorities, periodically change the financial accounting and reporting standards that govern the preparation of the Company's consolidated financial statements. These changes are difficult to predict and can materially impact how the Company records and reports its financial condition and results of operations. In some cases, the Company could be required to apply a new or revised standard retroactively, resulting in the restatement of consolidated financial statements for prior periods. Such changes could also require the Company to incur additional personnel or technology costs. Notably, guidance issued in June 2016 required a change in the calculation of credit reserves from using an incurred loss model to using the current expected credit losses model ("CECL"), effective January 1, 2023. To implement the standard, the Company incurred costs related to documentation, technology, training and increased audit expenses to validate the model. Adoption increased our credit reserves and reduced capital. Post adoption, the ACLL may experience increased volatility associated with change in forecasts that will impact profit and loss and various financial metrics. Please refer to Note 1 of Notes to Consolidated Financial Statements for further information on CECL.

Failure to maintain effective systems of internal and disclosure controls could have a material adverse effect on the Company's results of operation and financial condition.

Effective internal and disclosure controls are necessary for the Company to provide reliable financial reports and effectively prevent fraud and to operate successfully as a public company. Effective internal controls also are a deterrent to fraud. Pursuant to Section 404 of the SOX, the Company is required to include in its Annual Reports on Form 10-K management's assessment of the effectiveness of internal controls over financial reporting. If the Company cannot provide reliable financial reports or reasonably prevent fraud, its reputation and operating results would be harmed. As part of its ongoing monitoring of internal controls, the Company may discover material weaknesses or significant deficiencies in its internal controls that require remediation. A "material weakness" is a deficiency, or a combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis.

Compliance with the requirements of Section 404 of SOX, including the costs of remediation efforts relating to weaknesses, is expensive and time-consuming. The Company's inability to maintain operating effectiveness of the internal controls over financial reporting could result in a material misstatement to financial statements or other disclosures, which could have an adverse effect on its business, financial condition, and results of operations. In addition, any failure to remediate and maintain effective controls or to timely effect any necessary improvement of internal and disclosure controls could, among other things, result in losses from fraud or error, reputational damage, subject the Company to regulatory scrutiny, or cause investors to lose confidence in reported financial information, all of which could have a material adverse effect on the Company's financial condition and results of operations.

The Company's ability to pay dividends depends upon the results of operations of its subsidiaries.

The Company is a financial holding company and a bank holding company that conducts substantially all of its operations through NBB. As a result, the Company's ability to make dividend payments on its common stock depends primarily on certain federal regulatory considerations and the receipt of dividends and other distributions from NBB. There are various regulatory restrictions on the ability of NBB to pay dividends or make other payments to the Company. Although the Company has historically paid a cash dividend to the holders of its common stock, regulatory or economic factors may cause the Company's Board of Directors to consider, among other things, the reduction of dividends paid on the Company's common stock.

The Company is subject to laws regarding the privacy, information security, and protection of personal information and any violation of these laws or another incident involving personal, confidential, or proprietary information of individuals could damage the Company's reputation and otherwise adversely affect its business.

The Company's business requires the collection and retention of large volumes of customer data, including personally identifiable information ("PII"), in various information systems that the Company maintains and in those maintained by third-party service providers. The Company also maintains important internal company data such as PII about its employees and information relating to its operations. The Company is subject to complex and evolving laws and regulations governing the privacy and protection of PII of individuals (including customers, employees and other third parties). For example, the Company's business is subject to the GLBA, which, among other things: (i) imposes certain limitations on the Company's ability to share nonpublic PII about its customers with nonaffiliated third parties; (ii) requires that the Company provide certain disclosures to customers about its information collection, sharing, and security practices and afford customers the right to "opt out" of any information sharing by it with nonaffiliated third parties (with certain exceptions); and (iii) requires that the Company develop, implement, and maintain a written comprehensive information security program containing appropriate safeguards based on the Company's size and complexity, the nature and scope of its activities, and the sensitivity of customer information it processes, as well as plans for responding to data security breaches. Various federal and state banking regulators and states have also enacted data breach notification requirements with varying levels of individual, consumer, regulatory, or law enforcement notification in the event of a security breach. Ensuring that the Company's collection, use, transfer, and storage of PII complies with all applicable laws and regulations can increase the Company's costs. Furthermore, the Company may not be able to ensure that customers and other third parties have appropriate controls in place to protect the confidentiality of the information that they exchange with it, particularly where such information is transmitted by electronic means. If personal, confidential, or proprietary information of customers or others were to be mishandled or misused, the Company could be exposed to litigation or regulatory sanctions under privacy and data protection laws and regulations. Concerns regarding the effectiveness of the Company's measures to safeguard PII, or even the perception that such measures are inadequate, could cause the Company to lose customers or potential customers and thereby reduce its revenues. Accordingly, any failure, or perceived failure, to comply with applicable privacy or data protection laws and regulations may subject the Company to inquiries, examinations, and investigations that could result in requirements to modify or cease certain operations or practices or result in significant liabilities, fines, or penalties, and could damage the Company's reputation and otherwise adversely affect its operations, financial condition, and results of operations.

Climate change and related legislative and regulatory initiatives may result in operational changes and expenditures that could significantly impact the Company's business.

The current and anticipated effects of climate change are creating an increasing level of concern for the state of the global environment. As a result, political and social attention to the issue of climate change has increased. Federal and state legislatures and regulatory agencies have continued to propose and advance numerous legislative and regulatory initiatives seeking to mitigate the effects of climate change. The federal banking agencies, including the OCC, have emphasized that climate-related risks are faced by banking organizations of all types and sizes and are in the process of enhancing supervisory expectations regarding banks' risk management practices. In October 2023, the OCC published principles for climate risk management by banking organizations with more than $100 billion in assets. The OCC also has appointed its first ever Climate Change Risk Officer and established an internal climate risk implementation committee in order to assist with these initiatives and to support the agency's efforts to enhance its supervision of climate change risk management. Similar and even more expansive initiatives are expected, including potentially increasing supervisory expectations with respect to banks' risk management practices, accounting for the effects of climate change in stress testing scenarios and systemic risk assessments, revising expectations for credit portfolio concentrations based on climate-related factors and encouraging investment by banks in climate-related initiatives and lending to communities disproportionately impacted by the effects of climate change. In addition, on March 6, 2024, the SEC adopted rules to enhance and standardize climate-related disclosures by public companies so that there is more consistent, comparable, and reliable information about the financial effects of climate-related risks on a public company's operations and how it manages those risks. To the extent that these initiatives lead to the promulgation of new regulations or supervisory guidance applicable to the Company, the Company would likely experience increased compliance costs and other compliance-related risks.

The lack of empirical data surrounding the credit and other financial risks posed by climate change render it impossible to predict how specifically climate change may impact the Company's financial condition and results of operations; however, the physical effects of climate change may also directly impact the Company. Specifically, unpredictable and more frequent weather disasters may adversely impact the value of real property securing the loans in the Company's loan portfolio. Additionally, if insurance obtained by borrowers is insufficient to cover any losses sustained to the collateral, or if insurance coverage is otherwise unavailable to borrowers, the collateral securing loans may be negatively impacted by climate change, which could impact the Company's financial condition and results of operations. Further, the effects of climate change may negatively impact regional and local economic activity, which could lead to an adverse effect on customers and impact the communities in which the Company operates. Overall, climate change, its effects and the resulting unknown impact, could have a material adverse effect on the Company's financial condition and results of operations.

LEGAL RISK

The Company is subject to claims and litigation pertaining to fiduciary responsibility.

From time to time, customers make claims and take legal action pertaining to the performance of the Company's fiduciary responsibilities. Whether customer claims and legal action related to the performance of the Company's fiduciary responsibilities are founded or unfounded, if such claims and legal actions are not resolved in a manner favorable to the Company, they may result in significant financial liability and/or adversely affect the market perception of the Company and its products and services, as well as impact customer demand for those products and services. Any financial liability or reputation damage could have a material adverse effect on the Company's business, which, in turn, could have a material adverse effect on the Company's financial condition and results of operations.

GENERAL RISK

Changes in funding for local universities could materially affect our business.

Two major employers in the Company's market area are Virginia Tech and Radford University, both state-supported institutions. If federal or state support for public colleges and universities wanes, our business may be adversely affected from declines in university programs, capital projects, employment, enrollment, sporting and cultural events, and other related factors.

If the economy suffers a recession, our credit risk will increase and there could be greater loan losses.

If the economy suffers a recession, it is likely to result in a higher rate of business closures and increased job losses in the region in which we do business. These factors would increase the likelihood that more of our customers would become delinquent or default on their loans. A higher level of loan defaults could result in higher loan losses, which could adversely affect our results of operations and financial condition.

While the Company's common stock is currently traded on the Nasdaq Capital Market, it has less liquidity than stocks for larger companies quoted on a national securities exchange.

The trading volume in the Company's common stock on the Nasdaq Capital Market has been relatively low when compared with larger companies listed on the Nasdaq Capital Market or other stock exchanges. There is no assurance that a more active and liquid trading market for the common stock will exist in the future. Consequently, stockholders may not be able to sell a substantial number of shares for the same price at which stockholders could sell a smaller number of shares. In addition, the Company cannot predict the effect, if any, that future sales of its common stock in the market, or the availability of shares of common stock for sale in the market, will have on the market price of the common stock. Sales of substantial amounts of common stock in the market, or the potential for large amounts of sales in the market, could cause the price of the Company's common stock to decline, or reduce the Company's ability to raise capital through future sales of common stock.

Natural disasters, acts of war or terrorism, geopolitical instability, the impact of public health issues and other adverse external events could detrimentally affect our financial condition and results of operations.

Natural disasters, acts of war or terrorism, geopolitical instability, the impact of public health issues and other adverse external events could have a significant negative impact on our ability to conduct business or upon third parties who perform operational services for us or our customers. Such events also could affect the stability of our deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, impair the value of our investment portfolio, result in lost revenue or cause us to incur additional expenses.

Although the Company has business continuity plans and other safeguards in place, there is no assurance that such plans and safeguards will be effective. In the event of a natural disaster, acts of war or terrorism, public health issues or other adverse external events, our business, services, asset quality, financial condition and results of operations could be adversely affected.

The development and use of Artificial Intelligence ("AI") presents risks and challenges that may adversely impact our business.

 We or our third-party vendors, clients, or counterparties may develop or incorporate AI technology in certain business processes, services, or products. The development and use of AI presents a number of risks and challenges to our business. The legal and regulatory environment relating to AI is uncertain and rapidly evolving, and includes regulatory schemes targeted specifically at AI as well as provisions in intellectual property, privacy, consumer protection, employment, and other laws applicable to the use of AI. These evolving laws and regulations could require changes in our implementation of AI technology and increase our compliance costs and the risk of non-compliance. AI models, particularly generative AI models, may produce outputs or take actions that are incorrect, that reflect biases included in the data on which they are trained, that result in the release of private, confidential, or proprietary information, that infringe on the intellectual property rights of others, or that are otherwise harmful. In addition, the complexity of many AI models makes it difficult to understand why they are generating particular outputs. This limited transparency increases the challenges associated with assessing the proper operation of AI models, understanding and monitoring the capabilities of the AI models, reducing erroneous outputs, eliminating bias, and complying with regulations that require documentation or explanation of the basis on which decisions are made. Further, we may rely on AI models developed by third parties, and, to that extent, would be dependent in part on the manner in which those third parties develop and train their models, including risks arising from the inclusion of any unauthorized material in the training data for their models and the effectiveness of the steps these third parties have taken to limit the risks associated with the outputs of their models, matters over which we may have limited visibility. Any of these risks could expose us to liability or adverse legal or regulatory consequences and harm our reputation and the public perception of our business or the effectiveness of our security measures.

Item 1B. Unresolved Staff Comments

There are no unresolved staff comments.

Item 1C. Cybersecurity

Cybersecurity Risk Management and Strategy

The Company recognizes the risks posed by cybersecurity threats, including the risk of harm to our customers, our financial condition and results of operations, and our reputation. Following a layered defense-in-depth strategy, the Company utilizes a variety of controls and both internal and third-party resources to assess and manage identified risks. The following components of our information security program address cybersecurity risk management, and have been integrated into the Company's overall risk management systems and processes:

- Cybersecurity risks are identified and prioritized for resource allocation using two annual risk assessments: an internal risk assessment utilizing the Federal Financial Institutions Examination Council's ("FFIEC") Cybersecurity Assessment Tool, and a formal risk assessment prepared in conjunction with an external consultant.
- A comprehensive set of security technologies constantly monitor our information systems and data, including endpoint detection and response services, intrusion detection and prevention, various filtering technologies, and event correlation technologies that alert management to potential cybersecurity threats.
- Skilled internal personnel manage and update cyber defense functions including engineering, configuration, data protection, identity and access management, security operations, and threat intelligence.
- Training programs continuously educate employees about cybersecurity risks and protection practices.
- Periodic social engineering testing assists management in identifying training needs.
- An incident response plan outlines the Company's response to a cybersecurity incident. Periodic testing of the plan ensures readiness and identifies refinements.
- Reputable third-party assessors are engaged to conduct various assessments on a regular basis.

Supporting the Company's information security program is a third-party risk management program that manages the life cycle of external service providers and ensures that vendors meet the Company's cybersecurity requirements. This includes a periodic risk assessment of vendors and the review of vendor assessment documentation including audit reports and other independent control assessments.

The Company's cybersecurity risk management and strategy are regularly reviewed and updated to support our business strategy and objectives, our overall risk management, and address evolving potential cybersecurity threats.

Material Effects of Cybersecurity Threats

Cybersecurity risks have the potential to materially affect the Company's business, financial condition and results of operation. The Company has strengthened its cybersecurity framework in recent years but the sophistication of emerging cyber threats and the utilization of new attack methods continues to evolve. The Company's cybersecurity risk management and strategy may not protect against all cyber incidents. For more information on how cybersecurity risk may materially affect the Company's business strategy, results of operations or financial condition, please refer to Item 1A, Risk Factors of this Form 10-K.

Governance

Board of Directors Oversight

The Company's Board of Directors is charged with overseeing the establishment and execution of the Company's enterprise risk management framework, including cybersecurity risk, and monitoring adherence to related policies required by applicable statutes, regulations and principles of safety and soundness. The Company's Information Security Officer ("ISO") provides the Board Risk Committee with regular updates on information security risk management and an annual comprehensive information security status report, which assesses the effectiveness of the program and updates the Risk Committee on developing trends and emerging threats.

Management's Role

The Company's ISO has many years of experience appropriate to the role and is supported by skilled internal personnel. The ISO is responsible for identifying, assessing and managing cybersecurity risks and designing, implementing and maintaining the Company's information security program. The ISO reports to the Chief Risk Officer and the Board of Directors. Management's enterprise risk management committee receives regular updates from the ISO on cybersecurity related risks, including trends and emerging threats.

Item 2. Properties

NBB owns and has a branch bank in NBI's headquarters located at 101 Hubbard Street, Blacksburg, Virginia. NBB's main office is at 100 South Main Street, Blacksburg, Virginia. NBB owns an additional nineteen branch offices and a private office location for support functions, as well as a property nearing completion that will become its Roanoke branch location. NBB leases six branch locations and one loan production office. As of December 31, 2024, there were no mortgages or liens against any properties. We believe that existing facilities are adequate for current needs and to meet anticipated growth. A list of all branch and ATM locations is available on our website at www.nbbank.com. Information contained on our website is not part of this report. For additional information, please see Note 6 and Note 19 of Notes to Consolidated Financial Statements.

Item 3. Legal Proceedings

NBI, NBB, and NBFS are not currently involved in any material pending legal proceedings. There are no legal proceedings against the Company related to cybersecurity.

Item 4. Mine Safety Disclosures

Not applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Common Stock Information and Dividends

NBI's common stock is traded on the Nasdaq Capital Market under the symbol "NKSH." As of December 31, 2024, there were 894 record stockholders of NBI common stock.

NBI's primary source of funds for dividend payments is dividends from its bank subsidiary, NBB. Bank dividend payments are restricted by regulators, as more fully disclosed in "Regulation, Supervision and Government Policy" contained in Part I, Item 1, "Business" and Note 10 of Notes to Consolidated Financial Statements contained in Item 8, "Financial Statements and Supplementary Data" of this Form 10-K.

In May 2024, NBI's Board of Directors approved the repurchase of up to 250,000 shares of the Company's common stock. The authorization extends from June 1, 2024 to May 31, 2025. During 2024, the Company did not repurchase any shares. The Company's share repurchase program does not obligate it to acquire any specific number of shares or any shares at all.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

$ in thousands, except per share data.

The purpose of this discussion and analysis is to provide information about the results of operations, financial condition, liquidity and capital resources of the Company. The discussion should be read in conjunction with the material presented in Item 8, "Financial Statements and Supplementary Data," of this Form 10-K.

Subsequent events have been considered through the date of this Form 10-K.

Cautionary Statement Regarding Forward-Looking Statements

We make forward-looking statements in this Form 10-K that are subject to significant risks and uncertainties. These forward-looking statements include statements regarding our profitability, liquidity, allowance for credit losses, interest rate sensitivity, market risk, growth strategy, and financial and other goals, and are based upon our management's views and assumptions as of the date of this report. The words "believes," "expects," "may," "will," "should," "projects," "contemplates," "anticipates," "forecasts," "intends," or other similar words or terms are intended to identify forward-looking statements.

These forward-looking statements are based upon or are affected by factors that could cause our actual results to differ materially from historical results or from any results expressed or implied by such forward-looking statements. These factors include, but are not limited to, effects of or changes in:

- inflation and changes in interest rates that may reduce our margins or reduce the fair value of financial instruments,
- the ability to maintain adequate liquidity by retaining deposit customers and secondary funding sources, especially if the Company's or banking industry's reputation becomes damaged,
- the adequacy of the level of the Company's allowance for credit losses, the amount of credit loss provisions required in future periods, and the failure of assumptions underlying the allowance for credit losses,
- general and local economic conditions,
- monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury, the OCC, the Federal Reserve, the CFPB and the FDIC, and the impact of any policies or programs implemented pursuant to financial reform legislation,
- unanticipated increases in the level of unemployment in the Company's market,
- the quality or composition of the loan and/or investment portfolios,
- demand for loan products,
- deposit flows,
- competition,
- demand for financial services in the Company's market,
- the real estate market in the Company's market,
- laws, regulations and policies impacting financial institutions,
- technological risks and developments, and cyber-threats, attacks or events,
- the Company's technology initiatives,
- geopolitical conditions, including trade restrictions and tariffs, and acts or threats of terrorism and/or military conflicts, or actions taken by the U.S. or other governments in response to trade restrictions and tariffs, and acts or threats of terrorism and/or military conflicts,
- the occurrence of significant natural disasters, including severe weather conditions, floods, health related issues, and other catastrophic events,
- the Company's ability to identify, attract, and retain experienced management, relationship managers, and support personnel, particularly in a competitive labor environment,
- performance by the Company's counterparties or vendors,
- applicable accounting principles, policies and guidelines, and
- risks associated with mergers, acquisitions, and other expansion activities.

These risks and uncertainties should be considered in evaluating the forward-looking statements contained in this report. We caution readers not to place undue reliance on those statements, which speak only as of the date of this report. This discussion and analysis should be read in conjunction with the description of our "Risk Factors" in Item 1A. of this Form 10-K.

Critical Accounting Policies

The Company's consolidated financial statements are prepared in accordance with GAAP. The financial information contained within our statements is, to a significant extent, based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value obtained when earning income, recognizing an expense, recovering an asset or relieving a liability. Although the economics of the Company's transactions may not change, the timing of events that would impact the transactions could change.

Critical accounting policies are most important to the portrayal of the Company's financial condition or results of operations and require management's most difficult, subjective, and complex judgments about matters that are inherently uncertain. If conditions occur that differ from our assumptions, depending upon the severity of such differences, the Company's financial condition or results of operations may be materially impacted. The Company designates the following policies as critical: those governing the allowance for credit losses, goodwill, the pension plan, core deposit intangibles and loans acquired in a business combination. The Company evaluates its critical accounting estimates and assumptions on an ongoing basis and updates them as needed. Please refer to Note 1 of Notes to Consolidated Financial Statements for information on these and other accounting policies.

Non-GAAP Financial Measures

This report refers to certain financial measures that are computed on a basis other than GAAP ("non-GAAP"). The Company uses certain non-GAAP financial measures to provide meaningful supplemental information regarding the Company's operational performance and to enhance investors' overall understanding of such financial performance. The methodology for determining these non-GAAP measures may differ among companies. Non-GAAP measures are supplemental and not a substitute for, or more important than, financial measures prepared in accordance with GAAP. Details on non-GAAP measures follow.

Net Interest Margin

The Company uses the net interest margin (non-GAAP) to measure profitability of interest generating activities, as a percentage of total interest-earning assets. The Company's net interest margin is calculated on a fully taxable equivalent ("FTE") basis. The portion of interest income that is nontaxable is grossed up to the tax equivalent by adding the tax benefit based on a tax rate of 21%. Annualized FTE net interest income is divided by total average earning assets to calculate the net interest margin. The following tables present the reconciliation of tax equivalent net interest income, which is not a measurement under GAAP, to net interest income, for the periods indicated.

	Year Ended December 31,	
Net Interest Margin, FTE	**2024**	**2023**
Interest income (GAAP)	$ 70,122	$ 58,833
Add: FTE adjustment	968	890
Interest income, FTE (non-GAAP)	71,090	59,723
Interest expense (GAAP)	33,725	21,550
Net interest income, FTE (non-GAAP)	$ 37,365	$ 38,173
Average balance of interest-earning assets	$ 1,706,479	$ 1,606,667
Net interest margin (non-GAAP)	2.19%	2.38%

Efficiency Ratio

The efficiency ratio (non-GAAP) is computed by dividing noninterest expense by the sum of FTE net interest income and noninterest income, excluding certain items the Company's management deems unusual or non-recurring. This is a non-GAAP financial measure that the Company believes provides investors with important information regarding operational efficiency. The components of the efficiency ratio calculation for the periods indicated are summarized in the following table.

	Year Ended December 31,			
Efficiency Ratio		**2024**		**2023**
Noninterest expense (GAAP)	$	**35,008**	$	29,228
Less: merger-related expense		**(2,916)**		-
Less: contract termination expense [1]		**(173)**		-
Less: proxy-related expense [2]		**-**		(786)
Adjusted noninterest expense (non-GAAP)	$	**31,919**	$	28,442
Noninterest income (GAAP)	$	**8,960**	$	9,359
Less: realized securities loss, net		**-**		3,332
Less: gain on contract contingency [3]		**-**		(232)
Less: gain on sale of investment [4]		**-**		(2,971)
Less: gain on BOLI settlement		**-**		(1,044)
Adjusted noninterest income (non-GAAP)		**8,960**		8,444
Net interest income, FTE (non-GAAP)		**37,365**		38,173
Total income for efficiency ratio (non-GAAP)	$	**46,325**	$	46,617
Efficiency ratio (non-GAAP)		**68.90%**		61.01%

(1) Contract termination expense was recorded to reflect the Company's notification to a vendor that it intends to end its relationship in 2025.
(2) Included in professional services in the Consolidated Statements of Income.
(3) Gain recognized upon receipt of a contract contingency payment associated with the 2022 sale of a private equity investment.
(4) Sale of the Company's VISA Class B shares.

Performance Summary

Key to understanding the Company's results of operations and financial position is the acquisition of FCB and the impact of the interest rate environment. The acquisition of FCB on June 1, 2024 expanded the Company's footprint into desirable markets and increased its growth potential. The acquisition added to the balance sheet $118,743 in loans, $129,717 in deposits and $14,299 in equity. The Company also recorded one-time expenses of $2,916 and provision for credit loss of $1,290 associated with the merger. For more information on the acquisition, see Note 22: Business Combination.

Between March 2022 and July 2023, the Federal Reserve increased interest rates 525 basis points. The rapidity and magnitude of the change was unprecedented and spurred intense competitive pressure for deposits, affected the fair value of the Company's securities, and dampened loan demand. The effects of the interest rate environment continued into 2024, however the Federal Reserve's 100 basis point interest rate cut between September and December eased deposit pricing pressure somewhat during the fourth quarter of 2024.

When comparing current and prior year results, items to note include the Company's 2023 special one-time dividend of $1 per common share, paid in addition to its usual bi-annual dividends. The dividend rewarded stockholders for the Company's positive performance during 2022, which included a one-time pre-tax gain on the sale of a private equity investment. Related to the 2022 gain on the sale of a private equity investment, the Company recorded in 2023 pre-tax income of $232 upon receipt of a contract contingency payment. Also in 2023, the Company sold its VISA Class B shares and recognized a pre-tax gain of $2,971, and strategically sold securities, recording a pre-tax loss of $3,332. The Company recognized tax-free income of $1,044 for the settlement of a bank owned life insurance ("BOLI") policy in 2023, and incurred expense in 2023 of $786 to respond to a proxy contest from an activist investor.

Summary information on results of operations, changes in key balances and asset quality is presented below. Expanded discussion is provided in subsequent sections.

Summary Results of Operations

The following tables present summary income, expenses and key performance indicators for the years indicated. Key performance indicators provide a summary of the Company's results and allow comparison with results from prior years.

	Year Ended December 31,	
Summary Income and Expenses	**2024**	**2023**
Interest income	$ 70,122	$ 58,833
Interest expense	33,725	21,550
Net interest income	36,397	37,283
Provision for (recovery of) credit losses	1,227	(1,261)
Net interest income after provision for (recovery of) credit losses	35,170	38,544
Noninterest income	8,960	9,359
Noninterest expense	35,008	29,228
Income before income taxes	9,122	18,675
Income tax expense	1,499	2,984
Net income	$ 7,623	$ 15,691

	Year Ended December 31,	
Summary Key Performance Indicators	**2024**	**2023**
Return on average assets	0.44%	0.97%
Return on average equity	5.17%	12.59%
Basic net income per common share	$ 1.24	$ 2.66
Fully diluted net income per common share	$ 1.24	$ 2.66
Net interest margin [1]	2.19%	2.38%
Efficiency ratio [1]	68.90%	61.01%

(1) See "Non-GAAP Financial Measures" above.

Net income for the year ended December 31, 2024 decreased when compared with the year ended December 31, 2023, due to net interest margin compression, merger related expenses and contract termination expense. The net interest margin as well as key noninterest income and expense items are discussed under "Income Statement" below.

Summary Change in Key Balances

Key balances are presented in the following table as of the dates indicated:

	December 31,		Change	
	2024	2023	Dollars	Percent
Loans, net of deferred fees and costs, and the ACLL	$ 977,688	$ 847,552	$ 130,136	15.35%
Securities available for sale	601,898	618,601	(16,703)	(2.70)%
Deposits	1,644,752	1,503,972	140,780	9.36%
Total assets	1,811,636	1,655,370	156,266	9.44%
Stockholders' equity	156,409	140,522	15,887	11.31%

Loans, net of deferred fees and costs and the ACLL, increased when December 31, 2024 is compared with December 31, 2023, primarily due to the FCB acquisition. The higher interest rate environment continues to restrain loan demand. The Company is positioned to continue to make every loan that meets its underwriting standards.

Securities available for sale are presented at fair value as of each reporting date. The fair value of bonds moves inversely to interest rate changes and expectations of interest rate changes. Most of the Company's securities were purchased during periods prior to the Federal Reserve's interest rate increases that began in March of 2022. The portfolio decreased during 2024 due to maturities and pay downs. Further detail is provided in the "Balance Sheet" section below.

Customer deposits increased when December 31, 2024 is compared with December 31, 2023, primarily due to the FCB acquisition, supplemented by organic growth.

Total assets increased from December 31, 2023 to December 31, 2024, primarily due to the acquisition of FCB. Stockholders' equity increased from December 31, 2023 to December 31, 2024 due to the acquisition of FCB and improvements in accumulated other comprehensive loss related to the market value of securities and the Company's pension plan.

Summary Asset Quality

Key indicators of the Company's asset quality are presented in the following table as of the dates indicated:

	December 31,	
	2024	2023
Nonaccrual loans	$ 2,222	$ 2,629
Loans past due 90 days or more, and still accruing	548	188
ACLL to loans net of deferred fees and costs	1.04%	1.06%
Net charge-off ratio	0.03%	0.02%
Ratio of nonperforming assets to loans, net of deferred fees and costs	0.22%	0.31%
Ratio of ACLL to nonperforming loans	461.84%	345.91%

The Company monitors asset quality indicators in managing credit risk and in determining the ACLL and provision for credit losses. When December 31, 2024 is compared with December 31, 2023, nonaccrual loans improved. The net charge-off ratio and accruing loans past due 90 days or more increased, though remain at historically low levels.

The Company believes that sufficient resources have been dedicated to resolving problem assets, and exposure to loss is somewhat mitigated by sufficient collateralization. More information about nonaccrual and past due loans is provided in Note 1 and Note 5 of Notes to Consolidated Financial Statements. The Company continues to carefully monitor risk levels within the loan portfolio.

Income Statement

The following provides information on the results of operations for the years ended December 31, 2024 and December 31, 2023.

Net Interest Income

The Company's primary source of revenue is net interest income, which is the difference between the interest and fees earned on loans and investments and the interest paid on customer deposits and other interest-bearing liabilities. Net interest income is affected by various factors, including the Federal Reserve's monetary policy, U.S. fiscal policy, competitive pressure, the level and composition of the interest-earning assets and the composition of interest-bearing liabilities. Changes in the Federal Reserve's target interest rate immediately affect the yield on the Company's interest-bearing deposits in correspondent banks and affect other interest-earning assets over time.

The net interest margin for the year ended December 31, 2024 decreased when compared with the year ended December 31, 2023. Loans, adjustable rate securities and interest bearing deposit assets repriced upward, but did not fully offset higher interest expense. The Federal Reserve's interest rate cuts during the last four months of 2024 immediately decreased interest rates on deposits with pricing based on the prime interest rate, however current interest rates are still at a level that will allow interest income and the yield on earning assets to grow as adjustable loans reach repricing dates.

The frequency and/or magnitude of future changes in market interest are difficult to predict and may have a greater short-term impact on net interest income than adjustments by management. Please refer to the section titled "Analysis of Changes In Interest Income and Interest Expense" for further information related to rate and volume changes.

Analysis of Net Interest Earnings

The following table presents the major categories of interest-earning assets and interest-bearing liabilities, the interest earned or paid, the average yield or rate on the daily average balance outstanding, net interest income and net yield on average interest-earning assets for the years indicated.

	Year Ended December 31,					
	2024			2023		
	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
Interest-earning assets:						
Loans [1][2][3][4][5]	$ 938,446	$ 48,369	5.15%	$ 851,221	$ 39,320	4.62%
Taxable securities [4][6]	627,656	16,797	2.68%	652,477	16,536	2.53%
Nontaxable securities [4][5]	63,566	1,828	2.88%	65,309	1,885	2.89%
Federal funds sold	600	26	4.33%	-	-	-
Interest-bearing deposits	76,211	4,070	5.34%	37,660	1,982	5.26%
Total interest-earning assets	$ 1,706,479	$ 71,090	4.17%	$ 1,606,667	$ 59,723	3.72%
Interest-bearing liabilities:						
Interest-bearing demand deposits	$ 838,526	$ 20,445	2.44%	$ 826,112	$ 15,515	1.88%
Savings deposits	176,014	897	0.51%	195,592	746	0.38%
Time deposits	278,535	12,381	4.45%	150,395	4,989	3.32%
Borrowings	57	2	3.51%	6,198	300	4.84%
Total interest-bearing liabilities	$ 1,293,132	$ 33,725	2.61%	$ 1,178,297	$ 21,550	1.83%
Net interest income and interest rate spread		$ 37,365	1.56%		$ 38,173	1.89%
Net interest margin			2.19%			2.38%

(1) Loans are net of deferred fees and costs. Loans include loans held in portfolio and loans held for sale.
(2) Net loan fees included in interest income in 2024 were $200. Net loan fees included in interest income in 2023 were $214.
(3) Nonaccrual loans are included in average balances for yield computations.
(4) Daily averages are presented at amortized cost.
(5) Interest on nontaxable loans and securities is computed on an FTE basis using a Federal income tax rate of 21%.
(6) Includes restricted stock.

The following table reconciles net interest income on an FTE basis (non-GAAP) to net interest income on a GAAP basis for the years indicated.

	December 31,	
	2024	2023
Net interest income, GAAP	$ 36,397	$ 37,283
FTE adjustment	968	890
Net interest income, FTE (non-GAAP)	$ 37,365	$ 38,173

Analysis of Changes in Interest Income and Interest Expense

The following table summarizes changes in interest income and interest expense resulting from changes in average asset and liability balances (volume) and changes in average interest rates (rate), when the year ended December 31, 2024 is compared with the year ended December 31, 2023.

	2024 Over 2023		
	Increase (Decrease) due to Changes in:		Net Dollar
	Rates[2]	Volume[2]	Change
Interest income: [1]			
Loans	$ 4,801	$ 4,248	$ 9,049
Taxable securities	904	(643)	261
Nontaxable securities	(7)	(50)	(57)
Federal Funds Sold	-	26	26
Interest-bearing deposits	29	2,059	2,088
Interest income	$ 5,727	$ 5,640	$ 11,367
Interest expense:			
Interest-bearing demand deposits	$ 4,694	$ 236	$ 4,930
Savings deposits	232	(81)	151
Time deposits	2,108	5,284	7,392
Short-term borrowings	(65)	(233)	(298)
Interest expense	$ 6,969	$ 5,206	$ 12,175
Net interest income	$ (1,242)	$ 434	$ (808)

(1) FTE basis using a Federal income tax rate of 21%.
(2) Variances caused by the change in rate multiplied by the change in volume have been allocated to rate and volume changes proportional to the relationship of the absolute dollar amounts of the change in each.

The acquisition of FCB increased the volume of both loans and deposits, contributing to higher interest income and interest expense. The elevated rate environment increased interest income and while interest expense continued to rise, the increase moderated when compared with 2023. A portion of the Company's taxable securities portfolio is subject to monthly repricing, while many of the Company's loans are adjustable with repricing dates in the future. The volume of interest-bearing deposit assets increased due to higher customer deposits.

Interest Rate Sensitivity

Interest rate risk is the risk to earnings or capital arising from movements in market interest rates. When interest-earning assets and interest-bearing liabilities reprice at different times or in different degrees or when call options are exercised, in response to change in market interest rates, future net interest income is impacted. When interest-earning assets mature or re-price more quickly than interest-bearing liabilities, the balance sheet is considered "asset sensitive". An asset sensitive position will produce relatively more net interest income when interest rates rise and less net interest income when rates decline. Conversely, when interest-bearing liabilities mature or re-price more quickly than interest-earning assets in a given period, the balance sheet is considered "liability sensitive". A liability sensitive position will produce relatively more net interest income when interest rates fall and less net interest income when rates increase.

The Company considers interest rate risk to be a significant risk and manages its exposure through policies approved by its Asset Liability Committee ("ALCO") and Board of Directors. ALCO reviews periodic reports of the Company's interest rate risk position, including results of simulation analysis. Simulation analysis applies interest rate shocks, hypothetical immediate shifts in interest rates, to the Company's financial instruments and determines the impact to projected one-year net interest income and other key measures. The following table shows the results of rate shocks on net interest income projected for one year from the reporting date.

Rate Shift (basis points)	Change in Projected Net Interest Income as of December 31,	
	2024	2023
300	-8.60%	-10.60%
200	-4.70%	-6.80%
100	-1.90%	-3.20%
(-)100	7.00%	8.40%
(-)200	12.80%	15.70%
(-)300	18.00%	22.10%

Results of the net interest income simulation indicate that the Company is liability sensitive as of December 31, 2024 and December 31, 2023. The simulation process requires certain estimates and assumptions including, but not limited to, asset growth, the mix of assets and liabilities, the interest rate environment and local and national economic conditions. Asset growth and the mix of assets can, to a degree, be influenced by management. Other areas, such as the interest rate environment and economic factors, cannot be controlled. In addition, competitive pressures can make it difficult to price deposits and loans in a manner that optimally minimizes interest rate risk. Actual results will differ from simulated results due to the timing, magnitude, and frequency of interest rate changes; changes in market conditions and customer behavior; and changes in management strategies.

While the asset/liability management program is designed to protect the Company over the long term, it does not provide near-term protection from interest rate shocks, as interest rate sensitive assets and liabilities do not by their nature move up or down in tandem in response to changes in the overall rate environment. The Company's profitability in the near-term may be temporarily negatively affected in a period of rapidly rising or rapidly falling rates, because it takes some time for the Company's portfolio to reflect changes to offering rates in response to a new interest rate environment.

Provision for (Recovery of) Credit Losses

Provision expense for the year ended December 31, 2024 was $1,227, reflecting provision for credit losses for funded loans of $1,242 and recovery of credit losses for unfunded loan balances of $15. Provision for funded loans included $1,290 in provision for non-PCD loans recorded upon acquisition date, offset by $48 resulting from changes in the Company's assessment of credit risk. For the year ended December 31, 2023, the Company recorded a net recovery of $1,261, reflecting an improvement in portfolio metrics and economic conditions when compared with December 31, 2022. More information about the ACLL is provided in "Balance Sheet – Loans – Allowance for Credit Losses" below and in Notes 1 and 5 of Notes to Consolidated Financial Statements.

Noninterest Income

The following table presents the Company's noninterest income for the years indicated.

	Year Ended December 31,		Change	
	2024	2023	Dollars	Percent
Service charges on deposits	$ 2,898	$ 2,518	$ 380	15.09%
Other service charges and fees	229	297	(68)	(22.90)%
Credit and debit card fees, net	1,448	1,678	(230)	(13.71)%
Trust income	2,177	1,901	276	14.52%
BOLI income	1,120	2,026	(906)	(44.72)%
Gain on sale of investment	-	2,971	(2,971)	NM
Gain on sale of mortgage loans	168	107	61	57.01%
Other income	920	1,193	(273)	(22.88)%
Realized securities loss, net	-	(3,332)	3,332	NM
Total noninterest income	$ 8,960	$ 9,359	$ (399)	(4.26)%

Service charges on deposit accounts increased when the year ended December 31, 2024 is compared with the year ended December 31, 2023, primarily due to changes in fee structure, the FCB acquisition, and increased customer use of the Bank's overdraft program. Service charges on deposit accounts also include account maintenance fees, ATM fees and wire transfer fees.

Other service charges and fees decreased when 2024 is compared with 2023, due to lower fees associated with letters of credit and one time fee income received in 2023. Other service charges and fees also include charges for official checks, income from the sale of checks to customers, safe deposit box rent, and income from commissions on the sale of credit life, accident and health insurance.

Credit and debit card fees, net, decreased when 2024 is compared with 2023 due to higher processing costs. Credit and debit card fees are presented net of certain processing expenses and are dependent on the volume of transactions.

Trust income increased when the year ended December 31, 2024 is compared with the year ended December 31, 2023 due to higher volume. Trust fees are generated from a number of different types of accounts, including estates, personal trusts, employee benefit trusts, investment management accounts, attorney-in-fact accounts and guardianships. Trust income varies depending on the number and type of accounts under management and financial market conditions.

BOLI income decreased when 2024 is compared with 2023, due to a gain of $1,044 recorded in 2023 for settlement of a policy.

During 2023, the Company sold its VISA Class B securities, recognizing a gain of $2,971.

The gain on sale of mortgage loans increased from 2023 to 2024 as volume improved.

Other income includes dividends, adjustments to partnership basis in investments, commissions from investment and insurance sales and other miscellaneous components. During 2023, the Company recorded income of $232 upon receipt of a contract contingency payment.

The Company recorded a net loss on the sale of securities during 2023, discussed in further detail under the "Securities" section.

Noninterest Expense

The following table presents the Company's noninterest expense for the years indicated.

| | Year Ended December 31, | | Change | |
	2024	2023	Dollars	Percent
Salaries and employee benefits	$ 19,214	$ 17,318	$ 1,896	10.95%
Occupancy, furniture and fixtures	2,339	2,005	334	16.66%
Data processing and ATM	3,923	3,549	374	10.54%
FDIC assessment	812	749	63	8.41%
Intangible asset amortization	237	-	237	NM
Net costs of other real estate owned	-	31	(31)	NM
Franchise taxes	1,454	1,422	32	2.25%
Professional services	1,051	1,739	(688)	(39.56)%
Merger-related expenses	2,916	-	2,916	NM
Contract termination expenses	173	-	173	NM
Other operating expenses	2,889	2,415	474	19.63%
Total noninterest expense	$ 35,008	$ 29,228	$ 5,780	19.78%

Salaries and employee benefits, which include payroll taxes, health insurance, contributions to the employee stock ownership plan and employee 401(k), pension expense, incentives and salary continuation increased when 2024 is compared with 2023, reflecting the addition of FCB employees.

When the year ended December 31, 2024 is compared with the year ended December 31, 2023, occupancy, furniture and fixtures expense and data processing and ATM expense increased due to ATM upgrades, higher maintenance costs, and additional assets acquired from FCB.

FDIC assessment expense increased from 2023 to 2024, due to an expanded assessment base after the FCB acquisition.

Upon acquisition of FCB in 2024, the Company recognized a core deposit intangible asset that is amortized over 10 years.

Franchise tax expense increased from 2023 to 2024. Franchise taxes are levied by the states in which NBB operates and are based upon NBB's total equity at the prior year-end, adjusted for real estate taxes and certain other items.

Professional services, which includes legal and other expenses decreased when 2024 is compared to 2023. During 2023, the Company incurred legal and consulting expenses of $786 to respond to a threatened proxy contest from an activist shareholder.

Merger-related expenses included legal, accounting, regulatory, and executive and employee severance costs associated with the FCB acquisition. The Company does not expect any further material expense related to the transaction.

During 2024, the Company recorded a contract termination expense when it gave formal notification to a vendor that it intends to end its relationship in 2025.

Other operating expenses increased when the years ended December 31, 2024 and 2023 are compared. The category of other operating expenses includes expense for marketing and business development, supplies, non-service pension cost and charitable donations. Marketing and business development expenses increased during 2024 for advertising campaigns associated with the FCB acquisition and the coming Roanoke branch. Multiple additional items increased by smaller amounts.

Included within other operating expense and data processing and ATM expense are expenses related to cybersecurity. These expenses include testing and vulnerability assessment, technological defenses, insurance and employee training. The cost of these measures was $365 for 2024 and $529 for 2023. The Company places high priority on cybersecurity. The decrease in expense reflects renegotiation of contracts and licensing.

Income Taxes

Income tax expense for 2024 was $1,499 compared to $2,984 in 2023. The Company's statutory tax rate was 21% for each year. The Company's effective tax rates for 2024 and 2023 were 16.43% and 15.98%, respectively. The Company's effective tax rate is lower than the statutory rate of 21% due to investments in tax-advantaged loans and securities. The Company's effective tax rate for 2024 was also affected by a significant portion of merger related expense that was not tax deductible. During 2023, the Company recognized a gain on the settlement of a BOLI policy that was not taxable. See Note 9 of Notes to Consolidated Financial Statements for information relating to income taxes.

Balance Sheet

The following provides information on the Company's financial position as of December 31, 2024 and December 31, 2023.

Loans

The Company's loan categorization reflects its approach to loan portfolio management and includes six groups. Real estate construction loans include construction loans for residential and commercial properties, as well as land. Consumer real estate loans include conventional and junior lien mortgages, equity lines and investor-owned residential real estate. Commercial real estate loans are comprised of owner-occupied and leased nonfarm, nonresidential properties, multi-family residence loans and farmland. Commercial non-real estate loans include agricultural loans, operating capital lines and loans secured by capital assets. Public sector and industrial development authority ("IDA") loans are extended to municipalities. Consumer non-real estate loans include automobile loans, personal loans, credit cards and consumer overdrafts. The following table presents the composition of the loan portfolio, excluding mortgage loans held for sale, as of the dates indicated.

	December 31,		
	2024		2023
Real estate construction	$	50,798	$ 55,379
Consumer real estate		307,855	241,564
Commercial real estate		478,078	419,130
Commercial non real estate		51,844	41,555
Public sector and IDA		57,171	60,551
Consumer non real estate		42,867	38,996
Gross loans	$	988,613	$ 857,175
Less deferred fees and costs		(663)	(529)
Loans, net of deferred fees and costs	$	987,950	$ 856,646
Allowance for credit losses on loans		(10,262)	(9,094)
Total loans, net	$	977,688	$ 847,552

A. Maturities and Interest Rate Sensitivities

The following table presents maturities and interest rate sensitivities for total loans, loans with predetermined interest rates and loans with adjustable interest rates as of the dates indicated. Predetermined interest rates do not adjust throughout the life of the loan. Loans are presented on a gross basis.

	December 31, 2024				
	< 1 Year	1-5 Years	6-15 Years	>15 Years	Total
Total loans:					
Real estate construction	$ 19,656	$ 8,568	$ 5,195	$ 17,379	$ 50,798
Consumer real estate	8,703	13,861	68,100	217,191	307,855
Commercial real estate	8,898	9,121	110,272	349,787	478,078
Commercial non-real estate	19,786	24,751	7,020	287	51,844
Public sector and IDA	–	8,542	29,939	18,690	57,171
Consumer non-real estate	10,726	28,652	3,413	76	42,867
Total loans	$ 67,769	$ 93,495	$ 223,939	$ 603,410	$ 988,613
Loans with predetermined interest rates:					
Real estate construction	$ 3,832	$ 2,072	$ 135	$ 410	$ 6,449
Consumer real estate	4,475	5,222	15,104	40,761	65,562
Commercial real estate	2,234	4,450	12,025	3,493	22,202
Commercial non-real estate	4,023	22,275	5,198	–	31,496
Public sector and IDA	–	8,482	9,499	–	17,981
Consumer non-real estate	4,483	24,250	3,136	76	31,945
Total loans with predetermined interest rates	$ 19,047	$ 66,751	$ 45,097	$ 44,740	$ 175,635
Loans with adjustable interest rates:					
Real estate construction	$ 15,824	$ 6,496	$ 5,060	$ 16,969	$ 44,349
Consumer real estate	4,228	8,639	52,996	176,430	242,293
Commercial real estate	6,664	4,671	98,247	346,294	455,876
Commercial non-real estate	15,763	2,476	1,822	287	20,348
Public sector and IDA	–	60	20,440	18,690	39,190
Consumer non-real estate	6,243	4,402	277	–	10,922
Total loans with adjustable interest rates	$ 48,722	$ 26,744	$ 178,842	$ 558,670	$ 812,978

B. Modifications

In the ordinary course of business the Company modifies loan terms on a case-by-case basis for a variety of reasons. Modifications may include rate reductions, payment extensions of varying lengths of time, a change in amortization term or method or other arrangements. Modifications to consumer loans generally involve short-term payment extensions to accommodate specific, temporary circumstances. Modifications to commercial loans may include, but are not limited to, changes in interest rate, maturity, amortization and financial covenants.

The Company reviews modifications to determine whether the borrower is experiencing financial difficulty, including indicators of default, bankruptcy, going concern, insufficient projected cash flows and inability to obtain financing from other sources. Please refer to Note 5 of Notes to Financial Statements for information on modifications to loans for borrowers experience financial difficulty during the years ended December 31, 2024 and December 31, 2023.

During the years ended December 31, 2024 and 2023, the Company modified loans in the normal course of business for borrowers who were not experiencing financial difficulty. During 2024, the Company modified 875 loans totaling $130,347. During 2023, the Company provided modifications for competitive purposes to 757 loans totaling $89,006.

C. Summary of Loan Loss Experience

The following table provides information about the allowance for credit losses on loans, nonperforming assets and accruing loans past due 90 days or more as of the dates indicated:

		December 31,		
		2024		**2023**
ACLL	$	**10,262**	$	9,094
Total loans, net of deferred fees		**987,950**		856,646
ACLL to loans, net of deferred fees and costs		**1.04%**		1.06%
Nonaccrual loans	$	**2,222**	$	2,629
Nonperforming loans to total loans, net of deferred fees and costs		**0.22%**		0.31%
ACLL to nonperforming loans		**461.84%**		345.91%
Accruing loans past due 90 days or more	$	**548**	$	188

More information about the level and calculation methodology of the allowance for credit losses on loans is provided in the sections "Allowance for Credit Losses on Loans" as well as Notes 1 and 5 of Notes to Consolidated Financial Statements.

D. Analysis of Net Charge-Offs

The following tables show net charge-offs, average loan balance and the percentage of charge-offs to average loan balance for each of the Company's loan segments at the end of each period. Average loans are presented net of deferred fees and costs.

December 31, 2024		Net Charge-Offs (Recoveries)		Average Loans, net of deferred fees and costs	Percentage of Net Charge-Offs (Recoveries) to Average Loans
Real estate construction	$	**-**	$	**66,654**	**0.00%**
Consumer real estate		**-**		**278,351**	**0.00%**
Commercial real estate		**(53)**		**445,212**	**(0.01)%**
Commercial non-real estate		**87**		**48,175**	**0.18%**
Public Sector and IDA		**-**		**58,953**	**0.00%**
Consumer non-real estate		**215**		**41,003**	**0.52%**
Total	$	**249**	$	**938,348**	**0.03%**

December 31, 2023		Net Charge-Offs (Recoveries)		Average Loans, net of deferred fees and costs	Percentage of Net Charge-Offs (Recoveries) to Average Loans
Real estate construction	$	-	$	58,214	0.00%
Consumer real estate		(86)		226,555	(0.04)%
Commercial real estate		(45)		428,757	(0.01)%
Commercial non-real estate		208		50,529	0.41%
Public Sector and IDA		-		51,278	0.00%
Consumer non-real estate		118		35,754	0.33%
Total	$	195	$	851,087	0.02%

The Company charges off commercial real estate loans at the time that a loss is confirmed. When delinquency status or other information indicates that the borrower will not repay the loan, the Company considers collateral value based upon a current appraisal or internal evaluation. Any loan amount in excess of collateral value is charged off and the collateral is taken into OREO.

E. Allowance for Credit Losses on Loans

The Company's risk analysis as of December 31, 2024 determined an ACLL of $10,262, or 1.04% of loans net of deferred fees and costs. This compares with an allowance of $9,094 as of December 31, 2023, or 1.06% of loans. For information on the Company's policies on the ACLL, please refer to Note 1 and Note 5 of Notes to Consolidated Financial Statements. To determine the appropriate level of the ACLL, the Company considers credit risk for individually evaluated loans and for groups of loans evaluated collectively.

Individually Evaluated Loans

Individually evaluated loans were $10,521 as of December 31, 2024, a decrease from $10,544 as of December 31, 2023. Please refer to Note 1 of Notes to Consolidated Financial Statements for information on the Company's identification of individually evaluated loans. As of December 31, 2024, three individually evaluated loans were collateral dependent but were adequately collateralized and did not result in an individual allocation. The remaining individually evaluated loans were measured using the discounted cash flow method, resulting in an allocation of $80.

Collectively Evaluated Loans

Collectively evaluated loans totaled $978,092 with an ACLL of $10,182 as of December 31, 2024. At December 31, 2023, collectively evaluated loans totaled $846,631, with an allowance of $8,522.

Collectively evaluated loans are divided into pools based upon risk characteristics. Utilizing historical loss information and peer data, the Company calculates probability of default ("PD") and loss given default ("LGD") for each class, which is adjusted for a reasonable and supportable forecast. Cash flow projections based on each loan's contractual terms are modified by the adjusted PD and LGD for its class. Loan classes are allocated additional loss estimates based upon the Company's analysis of qualitative factors including economic measures, asset quality indicators, loan characteristics, and changes to internal Company policies and management.

Reasonable and Supportable Forecast

The Company applies national unemployment forecasts to project cash flows. The Company determined that 12 months represents a reasonable and supportable forecast period as of December 31, 2024, and set a period of 12 months to revert to historical losses on a straight-line basis. The forecast applied as of December 31, 2024 projects that unemployment will rise over the next 12 months to a higher level than the forecast applied as of December 31, 2023. The higher unemployment forecast increased the required level of the ACLL when December 31, 2024 is compared with December 31, 2023.

Qualitative Factors: Economic

The Company sources economic data pertinent to its market from the most recently available publications, including business and personal bankruptcy filings, the residential vacancy rate and the inventory of new and existing homes.

Higher bankruptcy filings indicate heightened credit risk and increase the ACLL, while lower bankruptcy filings have a beneficial impact on credit risk. Compared with data available at December 31, 2023, business bankruptcy filings and personal bankruptcy filings increased.

Residential vacancy rates and housing inventory impact the Company's residential construction customers and the consumer real estate market. Higher levels increase credit risk. The residential vacancy rate available at December 31, 2024 increased from the data incorporated into the December 31, 2023 calculation, resulting in a higher allocation. Housing data available as of December 31, 2024 showed higher inventory than at December 31, 2023, resulting in a higher allocation.

Qualitative Factors: Asset Quality Indicators

Accruing past due loans are analyzed at the class level and compared with previous levels. Increases in past due loans indicate heightened credit risk. On a portfolio level, accruing loans past due 30-89 days were 0.30% of total loans at December 31, 2024, an increase from 0.19% at December 31, 2023.

Qualitative Factors: Other Considerations

The Company considers other factors that impact credit risk, including the interest rate environment, the competitive, legal and regulatory environments, changes in lending policies and loan review, changes in lending management, and high risk loans.

The interest rate environment impacts variable rate loans. The Federal Reserve's substantial interest rate increases between March 2022 and July 2023 have increased and are expected to continue to increase payments on the Company's variable rate loans as they reach contractual repricing dates, despite the Federal Reserve's recent reduction in its target rate. The Company allocates additional reserve each time the Federal Reserve increases rates, under the expectation that higher payments may increase credit risk. After the rate increase has been in effect for one year, the allocation may be removed if management deems that the impact of the change has become integrated to the portfolio. As of December 31, 2024, the Company reduced its allocation from December 31, 2023.

The competitive, legal and regulatory environments were evaluated for changes that would affect credit risk. Higher competition for loans increases credit risk, while lower competition decreases credit risk. Compared with December 31, 2023, the competitive, legal and regulatory environments remained in similar postures and no changes were made to related allocations.

Lending policies, loan review procedures and management's experience influence credit risk. Policies and procedures remain similar to those at December 31, 2023. The Company added an allocation for the addition of FCB lenders and removed a previously added allocation recorded for the retirement of a long-time credit administration manager.

Levels of high risk loans are considered in the determination of the level of the ACLL. A decrease in the level of high risk loans within a class decreases the required allocation for the loan class, and an increase in the level of high risk loans within a class increases the required allocation for the loan class. Total high risk loans increased from the level at December 31, 2023, resulting in an increased allocation.

Unallocated Surplus

The unallocated surplus as of December 31, 2024 was $50, or 0.49% in excess of the calculated requirement. The unallocated surplus at December 31, 2023 was $350, or 4.00% in excess of the calculated requirement. The surplus provides some mitigation of current economic uncertainty that may impact credit risk.

Conclusion

The calculation of the appropriate level for the ACLL incorporates analysis of multiple factors and requires management's prudent and informed judgment. Based on analysis of historical indicators, asset quality and economic factors, management believes the level of ACLL is reasonable for the credit risk in the loan portfolio as of December 31, 2024.

Please refer to Note 5 of Notes to Consolidated Financial Statements for further information on collectively evaluated loans, individually evaluated impaired loans and the unallocated portion of the allowance for credit losses on loans.

Allocation of the Allowance for Credit Losses on Loans

The allowance for credit losses on loans has been allocated according to the amount deemed necessary to provide for anticipated losses within the categories of loans as of the dates indicated. Loans are presented net of deferred fees and costs. The following table presents information on the ACLL as of the dates indicated:

	December 31, 2024			December 31, 2023		
	Allowance Amount	Percent of Loans to Total Gross Loans	Percent of Allowance to Gross Loans	Allowance Amount	Percent of Loans to Total Gross Loans	Percent of Allowance to Gross Loans
Real estate construction	$ 348	5.14%	0.69% $	408	6.45%	0.74%
Consumer real estate	3,926	31.14%	1.28%	3,162	28.20%	1.31%
Commercial real estate	4,299	48.36%	0.90%	3,576	48.92%	0.85%
Commercial non-real estate	655	5.24%	1.26%	682	4.85%	1.64%
Public sector and IDA	336	5.78%	0.59%	333	7.07%	0.55%
Consumer non-real estate	648	4.34%	1.51%	583	4.51%	1.51%
Unallocated	50	-	-	350	-	-
	$ 10,262	100.00%	1.04% $	9,094	100.00%	1.06%

Securities

The Company's securities are designated as available for sale and as such, are reported at fair value. The following table presents information on securities available for sale as of the dates indicated.

| | As of December 31, | | Change | |
	2024	2023	Dollars	Percent
Amortized cost	$ 680,496	$ 697,786	$ (17,290)	(2.48)%
Unrealized loss, net	(78,598)	(79,185)	587	0.74%
Securities available for sale, at fair value	$ 601,898	$ 618,601	$ (16,703)	(2.70)%

The securities portfolio is subject to the volatility and risk in the financial markets. The risk in financial markets, including interest rate risk and credit risk, affects the Company in the same way that it affects other institutional and individual investors. The fair value of available for sale securities is reflected on the Company's balance sheet. The unrealized loss in the Company's investment portfolio is due to interest rate risk. The majority of the securities portfolio was purchased prior to the Federal Reserve's rate increases during 2022 and 2023.

The Company's Asset Liability Management Committee closely monitors all of the Company's financial assets and liabilities in managing interest rate risk. During 2024, the Company did not purchase securities to replace matured securities. During the first half of 2023, the Company strategically selected and sold securities with an amortized cost of $46,850, realizing a loss of $3,332. The strategy for the sales prioritized enhancement of long-term earnings.

Credit risk in the Company's investment portfolio is evaluated on an individual security basis. The Company's investment portfolio includes corporate bonds. If the corporate issuers were to default, there could be a delay in the payment of interest, or there could be a loss of principal and accrued interest. To date, there have been no defaults in any of the corporate bonds held in the portfolio. The Company's investment portfolio also contains a large percentage of municipal bonds. If economic forces reduce the ability of states and municipalities to make scheduled principal and interest payments on their outstanding indebtedness, or if their income from taxes and other sources declines significantly, states and municipalities could default on their bond obligations. There have been no defaults among the municipal bonds in the Company's investment portfolio. As of December 31, 2024, there are no credit risk concerns with any of the Company's securities.

In making investment decisions, management follows internal policy guidelines that help to limit risk by specifying parameters for both security quality and industry and geographic concentrations. Management regularly monitors the quality of the investment portfolio as part of its risk management function. An allowance for credit risk will be recorded if analysis indicates the presence of credit risk.

Additional information about securities available for sale can be found in Note 3 of Notes to Consolidated Financial Statements.

Deposits

The following table presents deposits by category as of the dates indicated:

| | As of December 31, | | Change | |
	2024	2023	Dollars	Percent
Noninterest-bearing demand deposits	$ 290,088	$ 281,215	$ 8,873	3.16%
Interest-bearing demand deposits	864,753	821,661	43,092	5.24%
Savings deposits	177,297	177,856	(559)	(0.31)%
Time deposits	312,614	223,240	89,374	40.03%
Total deposits	$ 1,644,752	$ 1,503,972	$ 140,780	9.36%

Deposits, including noninterest-bearing demand deposits, interest-bearing deposits and interest-bearing time deposits are obtained in the Company's markets through traditional marketing techniques. The Company's deposits do not include any brokered deposits. Competition for deposits began impacting the Company during the latter part of 2022 and continued during 2023. Included in deposits as of December 31, 2024 are $113,605 acquired from FCB.

A. Average Amounts of Deposits and Average Rates Paid

Average amounts and average rates paid on deposit categories during the periods indicated are presented below:

| | Years Ended December 31, | | | |
| | 2024 | | 2023 | |
	Average Amounts	Average Rates Paid	Average Amounts	Average Rates Paid
Noninterest-bearing demand deposits	$ 290,038	-	$ 299,748	-
Interest-bearing demand deposits	838,526	2.44%	826,112	1.88%
Savings deposits	176,014	0.51%	195,592	0.38%
Time deposits	278,535	4.45%	150,395	3.32%
Average total deposits	$ 1,583,113	2.13%	$ 1,471,847	1.44%

B. Uninsured Deposits

FDIC insurance covers deposits of up to $250 per depositor. As of December 31, 2024, $741,063 of the Bank's deposits were uninsured. Municipal deposits, which account for 23.58% of the Company's deposits, have additional security from bonds pledged as collateral, in accordance with state regulation. Of the Company's non-municipal deposits, 22.38% are uninsured.

The following table presents time deposits that exceed $250 as of the date indicated.

| | December 31, 2024 | | | | |
	3 Months or Less	Over 3 Months Through 6 Months	Over 6 Months Through 12 Months	Over 12 Months	Total
Total time deposits exceeding $250	$ 45,414	$ 22,295	$ 11,316	$ 5,614	$ 84,639

Derivatives and Market Risk Exposures

The Company engages in derivative financial instruments associated with its secondary market operation, recorded within other assets and other liabilities. Please refer to Note 1 of Notes to Consolidated Financial Statements for information on derivative valuation. The Company is not a party to derivatives with off-balance sheet risks such as futures, forwards, swaps, and options.

The Company is a party to financial instruments with off-balance sheet risks such as commitments to extend credit, standby letters of credit, and recourse obligations in the normal course of business to meet the financing needs of its customers. See Note 13 of Notes to Consolidated Financial Statements for additional information relating to financial instruments with off-balance sheet risk. Management does not plan any future involvement in high risk derivative products.

The Company's investments in mortgage-backed securities are primarily through the Government National Mortgage Association and Federal National Mortgage Association. See Note 3 of Notes to Consolidated Financial Statements for information on securities.

The Company's securities and loans are subject to credit and interest rate risk, and its deposits are subject to interest rate risk. Management considers credit risk when a loan is granted and monitors credit risk after the loan is granted. The Company maintains an allowance for credit losses to absorb losses in the collection of its loans. See Note 5 of Notes to Consolidated Financial Statements for information relating to the allowance for credit losses on loans. See Note 14 of Notes to Consolidated Financial Statements for information relating to concentrations of credit risk.

The effects of changing interest rates are primarily managed through adjustments to the loan portfolio and deposit base, to the extent competitive factors allow. Adjustments for asset and liability management are made when securities are called or mature and funds are subsequently reinvested. Securities may be sold for reasons related to credit quality, to maintain compliance with regulatory limitations or for interest rate risk management. No trading activity is planned in the foreseeable future.

See Interest Rate Sensitivity for further details on asset liability management and Note 15 of Notes to Consolidated Financial Statements for information relating to fair value of financial instruments.

Liquidity

Liquidity measures the Company's ability to meet its financial commitments at a reasonable cost. Demands on the Company's liquidity include funding additional loan demand and accepting withdrawals of existing deposits. The Company has diverse liquidity sources, including customer and purchased deposits, customer repayments of loan principal and interest, sales, calls and maturities of securities, Federal Reserve discount window borrowing, short-term borrowing, and FHLB advances.

As of December 31, 2024, the Company had borrowing capacity of $300,667 from the FHLB and $174,632 of borrowing capacity at the Federal Reserve discount window, with no amounts advanced against those lines. The Company assumed FHLB borrowings from FCB, which it repaid during the week following acquisition. Periodically during 2023, the Company accessed FHLB and Federal

Reserve discount window borrowings to reinforce liquidity. The advances were fully repaid, due to the success of the Company's deposit strategy. As of December 31, 2024, the Company did not have purchased deposits, discount window borrowings or short-term borrowings.

The Company considers its security portfolio for typical liquidity needs, within accounting, legal and strategic parameters. Portions of the securities portfolio are pledged to meet state requirements for public funds deposits. Discount window borrowings also require pledged securities. Increased/decreased liquidity from public funds deposits or discount window borrowings results in increased/decreased liquidity from pledging requirements. The Company monitors public funds pledging requirements and unpledged available for sale securities accessible for liquidity needs.

Regulatory capital levels determine the Company's ability to use purchased deposits and the Federal Reserve discount window. As of December 31, 2024, the Company is considered well capitalized and does not have any restrictions on purchased deposits or borrowing ability at the Federal Reserve discount window.

The Company monitors factors that may increase its liquidity needs. Some of these factors include deposit trends, large depositor activity, maturing deposit promotions, interest rate sensitivity, maturity and repricing timing gaps between assets and liabilities, the level of unfunded loan commitments and loan growth. As of December 31, 2024, the Company's liquidity is sufficient to meet projected trends.

To monitor and estimate liquidity levels, the Company performs stress testing under varying assumptions on credit sensitive liabilities and the sources and amounts of balance sheet and external liquidity available to replace outflows. The Company's Contingency Funding Plan sets forth avenues for rectifying liquidity shortfalls. As of December 31, 2024, the analysis indicated adequate liquidity under the tested scenarios.

The Company utilizes several other strategies to maintain sufficient liquidity. Loan and deposit growth are managed to keep the loan to deposit ratio within the Company's internally-set target range. As of December 31, 2024, the loan to deposit ratio was 60.07%. The investment strategy takes into consideration the term of the investment, and securities in the available for sale portfolio are laddered based upon projected funding needs.

In the normal course of business, we enter into certain contractual obligations, including obligations to make future payments on lease arrangements, contractual commitments with depositors, and service contracts. The table below presents our significant contractual obligations as of the dates indicated, except for pension and other postretirement benefit plans, which are included in Note 8 of Notes to Consolidated Financial Statements.

December 31, 2024	Total	Payments Due by Period			
		Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Time deposits	$ 312,614	$ 297,330	$ 9,001	$ 5,636	$ 647
Purchase obligations [1]	27,669	6,729	5,483	5,648	9,809
Operating leases	1,656	368	644	434	210
Total	$ 341,939	$ 304,427	$ 15,128	$ 11,718	$ 10,666

(1) Includes contracts with a minimum annual payment of $100.

As of December 31, 2024, the Company was not aware of any other known trends, events or uncertainties that have or are reasonably likely to have a material impact on our liquidity. As of December 31, 2024, the Company has no material commitments for long-term debt or for capital expenditures, other than commitments for capital expenditures associated with building the Roanoke branch location.

Capital Resources

The following table presents components of stockholders' equity:

	As of December 31,		Change	
	2024	2023	Dollars	Percent
Common stock and additional paid in capital	$ 21,831	$ 7,404	$ 14,427	194.85%
Retained earnings	196,343	197,984	(1,641)	(0.83)%
Accumulated other comprehensive loss	(61,765)	(64,866)	3,101	(4.78)%
Total stockholders' equity	$ 156,409	$ 140,522	$ 15,887	11.31%

Total stockholders' equity increased when December 31, 2024 is compared with December 31, 2023, due to issuance of equity for the FCB acquisition and improvement in the value of assets held by the Company's retirement plan reflected in accumulated other comprehensive loss. The largest component of stockholders' equity, retained earnings, decreased slightly from December 31, 2023 to December 31, 2024. While earnings were lower in 2024 when compared to 2023, the Company maintained its regular semiannual dividend.

The Company qualifies as a small bank holding company under the Federal Reserve's Small Bank Holding Company Policy Statement, which exempts bank holding companies with less than $3 billion in assets from reporting consolidated regulatory capital ratios and from minimum regulatory capital requirements. NBB is subject to various capital requirements administered by banking agencies, including an additional capital conservation buffer in order to make capital distributions or discretionary bonus payments. Risk-based capital ratios are calculated in compliance with OCC rules based on the Basel III Capital Rules and presented below.

	December 31, 2024	December 31, 2023	Regulatory Capital Minimum Ratios	Regulatory Capital Minimum Ratios with Capital Conservation Buffer
Common Equity Tier I Capital Ratio	**15.28%**	17.23%	4.50%	7.00%
Tier I Capital Ratio	**15.28%**	17.23%	6.00%	8.50%
Total Capital Ratio	**16.14%**	18.09%	8.00%	10.50%
Leverage Ratio	**10.25%**	11.05%	4.00%	4.00%

Off-Balance Sheet Arrangements

The Company's off-balance sheet arrangements as of December 31, 2024 are detailed in the table below. All are due in less than one year.

Payments Due by Period	Total	Less Than 1 Year
Commitments to extend credit	$ 248,661	$ 248,661
Standby letters of credit	21,081	21,081
Mortgage loans with potential recourse	10,303	10,303
Total	$ 280,045	$ 280,045

In the normal course of business the Company's banking affiliate extends lines of credit to its customers. The Bank also issues two types of standby letters of credit to customers: financial standby letters of credit that guarantee payment to facilitate customer purchases and performance letters of credit that guarantee payment if the customer fails to perform a specific obligation. Associated revenue from letters of credit was $31 in 2024. Amounts drawn upon these lines and letters of credit vary at any given time depending on the business needs of the customers. While it would be possible for customers to fully draw on approved lines of credit and for beneficiaries to call all letters of credit, historically this has not occurred. In the event of a sudden and substantial draw on these lines, the Company would manage liquidity using cash on hand, borrowing capacity, or sale of investments or loans.

The Company sells mortgages on the secondary market subject to recourse agreements. The mortgages originated must meet strict underwriting and documentation requirements for the sale to be completed. The Company estimates a potential loss reserve for recourse provisions. The amount is not material as of December 31, 2024. To date, no recourse provisions have been invoked.

Operating leases are for buildings used in the Company's day-to-day operations.

Recent Accounting Pronouncements

See Note 1 of Notes to Consolidated Financial Statements for information relating to recent accounting pronouncements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

Item 8. Financial Statements and Supplementary Data



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of National Bankshares, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of National Bankshares, Inc. and its subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Credit Losses – Collectively Evaluated Loans

Description of the Matter

As further described in Note 1 (Summary of Significant Accounting Policies) and Note 5 (Allowance for Credit Losses on Loans and Nonperforming Assets) to the consolidated financial statements, the allowance for credit losses on loans (ACLL) is a valuation allowance that represents management's best estimate of expected credit losses on loans measured at amortized cost considering available information, from internal and external sources, relevant to assessing collectability over the loans' contractual terms. Loans which share common risk characteristics are pooled and collectively evaluated by the Company using historical data, modified by peer data, as well as assessments of current conditions and reasonable and supportable forecasts of future conditions. The Company's ACLL related to collectively evaluated loans represented $10.2 million of the total recorded ACLL of $10.3 million as of December 31, 2024. The collectively evaluated ACLL consists of quantitative and qualitative components.

The Company uses a discounted cash flow method for all of its pools except for bankcards, which are measured using the historical loss rate adjusted for the forecast. These estimates consider large amounts of data in tabulating default, loss given default, and prepayment speeds and require complex calculations as well as management judgment in the selection of appropriate inputs.   In addition to the quantitative component, the collectively evaluated ACLL also includes a qualitative component which aggregates management's assessment of available information relevant to assessing collectability that is not captured in the quantitative loss estimation process. Factors considered by management in developing its qualitative estimates include: changes in lending policies; management experience; economic conditions; loans past due; competitive, legal and regulatory environment; and other loan characteristics. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

Management exercised significant judgment when estimating the ACLL on collectively evaluated loans. We identified the estimation of the collectively evaluated ACLL as a critical audit matter as auditing the collectively evaluated ACLL involved especially complex and subjective auditor judgment in evaluating management's assessment of the inherently subjective estimates.

The primary audit procedures we performed to address this critical audit matter included:

- Obtaining an understanding of the Company's process for determining its ACLL, including the underlying methodology and significant inputs to the calculation.

- Substantively testing management's process for measuring the collectively evaluated ACLL, including:

    - Evaluating the conceptual soundness, assumptions, and key data inputs of the Company's discounted cash flow methodology, including the identification of loan pools, the probability of default and loss given default rate inputs, and the prepayment/curtailment rate inputs for each pool.

    - Evaluating management's selection of forecasting inputs and testing the accuracy of management's incorporation of its forecasts in the collectively evaluated ACLL estimate.

    - Evaluating the completeness and accuracy of data inputs used as a basis for the qualitative factors.

    - Evaluating the qualitative factors for directional consistency in comparison to prior periods and for reasonableness in comparison to underlying supporting data.

    - Testing the mathematical accuracy of the ACLL for collectively evaluated loans including both the discounted cashflow and qualitative factor components of the calculations.

Business Combinations – Fair Value of Acquired Loans

As described in Note 22 (Business Combination) to the financial statements, the Company completed its acquisition of Frontier Community Bank ("FCB") on June 1, 2024 for total consideration of $16.3 million. The transaction was accounted for as a business combination using the acquisition method of accounting. Accordingly, assets acquired and liabilities assumed were recorded at fair value on the acquisition date, including acquired loans with an aggregate fair value of $118.7 million. Determining the acquired fair values, particularly in relation to the loan portfolio, is inherently subjective and involves significant judgment regarding the methods and assumptions used to estimate fair value. In determining the fair value of loans acquired, management must determine whether or not acquired loans have evidence of more-than-insignificant credit deterioration at acquisition, the amount and timing of cash flows expected to be collected, and market discount rates, among other assumptions. Changes in these assumptions could have a significant impact on the fair value of the loans acquired and the amount of goodwill recorded.

We identified the acquisition date fair value of acquired loans as a critical audit matter as auditing this estimate is especially complex and requires subjective auditor judgment. Auditing this estimate required a high level of judgment in evaluating management's identification of loans with evidence of credit deterioration, the need for specialized skill in development and application of subjective assumptions in estimated cash flows, and the size of the acquired loan portfolio.

The primary audit procedures we performed to address this critical audit matter included:

- Obtaining an understanding of the Company's business combination accounting practices and internal controls, including the process of:

    - The appropriateness of the valuation approach and methodology.

- Review of valuation specialist valuation, including financial information, data, assumptions utilized and key inputs, specifically as it relates to the valuation for acquired loans.

- Substantively testing management's process, including the use of our own valuation specialist to assess the Company's methods and significant assumptions utilized in determining the fair value of the acquired loan portfolio and evaluating whether the assumptions used were reasonable with respect to market participant views and other factors.

- Testing the completeness and accuracy of loans determined to have credit deterioration at acquisition and evaluating the reasonableness of the criteria utilized by management in making the determination.

- Testing the accuracy of the data utilized in the development of acquisition date fair values by confirming, on a sample basis, select data.

/s/ Yount, Hyde & Barbour, P.C.

We have served as the Company's auditor since 2000.

Winchester, Virginia
March 28, 2025

Consolidated Balance Sheets

(in thousands, except share and per share data)		December 31, 2024		December 31, 2023
Assets				
Cash and due from banks	$	13,564	$	12,967
Interest-bearing deposits		94,254		73,636
Federal funds sold		299		-
Total cash and cash equivalents		108,117		86,603
Securities available for sale, at fair value		601,898		618,601
Restricted stock, at cost		1,848		1,264
Mortgage loans held for sale		619		406
Loans:				
Real estate construction loans		50,798		55,379
Consumer real estate loans		307,855		241,564
Commercial real estate loans		478,078		419,130
Commercial non real estate loans		51,844		41,555
Public sector and IDA loans		57,171		60,551
Consumer non real estate loans		42,867		38,996
Total loans		988,613		857,175
Less deferred fees and costs		(663)		(529)
Loans, net of deferred fees and costs		987,950		856,646
Less: allowance for credit losses		(10,262)		(9,094)
Loans, net		977,688		847,552
Premises and equipment, net		16,878		11,109
Accrued interest receivable		6,469		6,313
Goodwill		10,718		5,848
Core deposit intangible, net		1,863		-
Bank-owned life insurance ("BOLI")		47,369		43,583
Other assets		38,169		34,091
Total assets	$	1,811,636	$	1,655,370
Liabilities and Stockholders' Equity				
Noninterest-bearing demand deposits	$	290,088	$	281,215
Interest-bearing demand deposits		864,753		821,661
Savings deposits		177,297		177,856
Time deposits		312,614		223,240
Total deposits		1,644,752		1,503,972
Accrued interest payable		1,462		1,416
Other liabilities		9,013		9,460
Total liabilities		1,655,227		1,514,848
Commitments and contingencies				
Stockholders' Equity				
Preferred stock, no par value, 5,000,000 shares authorized; none issued and outstanding	$	-	$	-
Common stock of $1.25 par value and additional paid in capital. Authorized 10,000,000 shares; issued and outstanding 6,363,371 (including 4,961 unvested) shares as of December 31, 2024 and 5,893,782 (including 4,095 unvested) shares as of December 31, 2023		21,831		7,404
Retained earnings		196,343		197,984
Accumulated other comprehensive loss, net		(61,765)		(64,866)
Total stockholders' equity		156,409		140,522
Total liabilities and stockholders' equity	$	1,811,636	$	1,655,370

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

(in thousands, except share and per share data)		Year Ended December 31,		
		2024		2023
Interest Income				
Interest and fees on loans	$	**47,884**	$	38,924
Interest on federal funds sold		**26**		-
Interest on interest-bearing deposits		**4,070**		1,982
Interest on securities – taxable		**16,797**		16,536
Interest on securities – nontaxable		**1,345**		1,391
Total interest income		**70,122**		58,833
Interest Expense				
Interest on time deposits		**12,381**		4,989
Interest on other deposits		**21,342**		16,261
Interest on borrowings		**2**		300
Total interest expense		**33,725**		21,550
Net interest income		**36,397**		37,283
Provision for (recovery of) credit losses		**1,227**		(1,261)
Net interest income after provision for (recovery of) credit losses		**35,170**		38,544
Noninterest Income				
Service charges on deposit accounts		**2,898**		2,518
Other service charges and fees		**229**		297
Credit and debit card fees, net		**1,448**		1,678
Trust income		**2,177**		1,901
BOLI income		**1,120**		2,026
Gain on sale of investment		**-**		2,971
Gain on sale of mortgage loans		**168**		107
Other income		**920**		1,193
Realized securities loss, net		**-**		(3,332)
Total noninterest income		**8,960**		9,359
Noninterest Expense				
Salaries and employee benefits		**19,214**		17,318
Occupancy, furniture and fixtures		**2,339**		2,005
Data processing and ATM		**3,923**		3,549
FDIC assessment		**812**		749
Intangible asset amortization		**237**		-
Net costs of other real estate owned		**-**		31
Franchise taxes		**1,454**		1,422
Professional services		**1,051**		1,739
Merger-related expenses		**2,916**		-
Contract termination		**173**		-
Other operating expenses		**2,889**		2,415
Total noninterest expense		**35,008**		29,228
Income before income tax expense		**9,122**		18,675
Income tax expense		**1,499**		2,984
Net Income	$	**7,623**	$	15,691
Basic net income per common share	$	**1.24**	$	2.66
Fully diluted net income per common share	$	**1.24**	$	2.66
Weighted average number of common shares outstanding, basic		**6,161,428**		5,889,687
Weighted average number of common shares outstanding, fully diluted		**6,163,610**		5,889,953
Dividends declared per common share	$	**1.51**	$	2.51

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

(in thousands)	For the Year Ended December 31,	
	2024	2023
Net Income	$ 7,623	$ 15,691
Other Comprehensive Income, Net of Tax		
Unrealized holding gain on available for sale securities net of tax of $124 and $4,315 for the periods ended December 31, 2024 and 2023, respectively	463	16,233
Reclassification adjustment for loss included in net income, net of tax of $700 in 2023	-	2,632
Net pension gain arising during the period, net of tax of $701 in 2024 and $9 in 2023	2,638	35
Other comprehensive income, net of tax	3,101	18,900
Total Comprehensive Income	$ 10,724	$ 34,591

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

(in thousands except per share data)	Common Stock and Additional Paid-in Capital		Retained Earnings		Accumulated Other Comprehensive Loss		Total	
Balances at December 31, 2022	$	7,362	$	199,091	$	(83,766)	$	122,687
Adoption of ASU 2016-13		–		(2,014)		–		(2,014)
Net income		–		15,691		–		15,691
Cash dividends of $2.51 per share		–		(14,784)		–		(14,784)
Other comprehensive income, net of tax of $5,024		–		–		18,900		18,900
Stock based compensation		42		–		–		42
Balances at December 31, 2023	$	7,404	$	197,984	$	(64,866)	$	140,522
Net income		–		7,623		–		7,623
Acquisition of FCB		14,299		–		–		14,299
Cash dividends of $1.51 per share		–		(9,264)		–		(9,264)
Other comprehensive income, net of tax of $825		–		–		3,101		3,101
Stock based compensation		128		–		–		128
Balances at December 31, 2024	**$**	**21,831**	**$**	**196,343**	**$**	**(61,765)**	**$**	**156,409**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flow

(in thousands)	For the Year Ended December 31,			
		2024		2023
Cash Flows from Operating Activities				
Net income	$	7,623	$	15,691
Adjustments to reconcile net income to net cash provided by operating activities:				
Provision for (recovery of) credit losses		1,227		(1,261)
Deferred income tax (benefit) expense		(884)		750
Depreciation of premises and equipment		900		754
Amortization of premiums and accretion of discounts on securities, net		1,069		1,077
Loss on sale of securities available for sale, net		-		3,332
Amortization of core deposit intangible		237		-
Accretion of fair value of acquired loans		(802)		-
Amortization of fair value of acquired time deposits and leases		267		-
Origination of mortgage loans held for sale		(10,516)		(7,624)
Proceeds from sale of mortgage loans held for sale		10,471		7,325
Gain on sale of mortgage loans held for sale		(168)		(107)
Gain on other real estate owned		-		(1)
Loss on disposal of repossessed assets		-		4
Increase in cash value of bank-owned life insurance		(1,120)		(982)
Loss on disposal of premises and equipment, net		1		-
Contribution to defined benefit plan		3,000		-
Equity based compensation expense		128		42
Net change in:				
Accrued interest receivable		181		(312)
Other assets		(3,041)		(1,721)
Accrued interest payable		(89)		1,310
Other liabilities		954		(2,754)
Net cash provided by operating activities		9,438		15,523
Cash Flows from Investing Activities				
Proceeds from repayments of mortgage-backed securities		12,516		12,984
Proceeds from calls, sales and maturities of securities available for sale		13,024		44,738
Net change in restricted stock		169		(323)
Purchase of loan participations		(15,334)		(7,997)
Collection of loan participations		15,759		7,200
Loan originations and principal collections, net		(14,306)		(3,594)
Proceeds from disposal of other real estate owned		-		663
Proceeds from sale of repossessed assets		-		14
Recoveries on loans charged off		270		283
Purchases of premises and equipment		(3,256)		(1,492)
Proceeds from sale of premises and equipment		46		-
BOLI settlement		-		712
Cash acquired in the acquisition, net of cash paid		6,898		-
Net cash provided by investing activities		15,786		53,188
Cash Flows from Financing Activities				
Net change in time deposits		22,662		155,611
Net change in other deposits		(11,878)		(194,364)
Cash dividends paid		(9,264)		(14,784)
Repayment of borrowings		(5,230)		-
Net cash used in financing activities		(3,710)		(53,537)
Net change in cash and cash equivalents		21,514		15,174
Cash and cash equivalents at beginning of period		86,603		71,429
Cash and cash equivalents at end of period	$	108,117	$	86,603

(in thousands)	For the Year Ended December 31,			
	2024		2023	
Supplemental Disclosures of Cash Flow Information				
Cash payments for:				
Interest on deposits and borrowings	$	33,679	$	20,240
Income taxes		715		2,545
Supplemental Disclosure of Noncash Activities				
Loans charged against the allowance for credit losses	$	519	$	478
Loans transferred to repossessed assets		-		11
Unrealized holding gain on securities available for sale		587		23,880
Minimum pension liability adjustment		3,339		44
Lease liabilities arising from obtaining right-of-use assets during the period		548		-
Supplemental Disclosures of Noncash Transactions Included In Acquisition				
Assets acquired	$	139,587	$	-
Liabilities assumed		137,038		-

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

$ in thousands, except per share data.

Note 1: Summary of Significant Accounting Policies

The consolidated financial statements include the accounts of National Bankshares, Inc. and its wholly-owned subsidiaries, the National Bank of Blacksburg, and National Bankshares Financial Services, Inc. All intercompany balances and transactions have been eliminated in consolidation.

The accounting and reporting policies of the Company conform to GAAP and to general practices within the banking industry. Subsequent events have been considered through the filing date of this Form 10-K. The following summarizes significant accounting policies.

Use of Estimates

In preparing consolidated financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses, loans acquired in a business combination, evaluation of impairment of goodwill, evaluation of impairment of core deposit intangibles, and pension obligations.

Reclassifications

Certain amounts reported in prior years have been reclassified to conform to the current year's presentation. These reclassifications had no effect on the Company's net income or stockholders' equity.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and amounts due from banks, interest-bearing deposits and Fed funds sold. The Company invests over-night funds in interest-bearing deposits at other banks, including the FHLB, the Federal Reserve and other entities. Interest-bearing deposits are carried at cost.

Securities

Certain debt securities that management has the positive intent and ability to hold to maturity may be classified as "held to maturity" and recorded at amortized cost. Trading securities are recorded at fair value with changes in fair value included in earnings. Securities not classified as held to maturity or trading, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income, net of tax. The Company uses the interest method to recognize in interest income purchase premiums and discounts over the term of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Allowance for Credit Losses – Available for Sale Securities

For available for sale securities in an unrealized loss position, the Company evaluates the securities to determine whether the decline in the fair value below the amortized cost basis (impairment) is due to credit-related factors or noncredit-related factors. Any impairment that is not credit related is recognized in other comprehensive income, net of applicable taxes. Credit-related impairment is recognized as an allowance for credit losses ("ACL") on the balance sheet, limited to the amount by which the amortized cost basis exceeds the fair value, with a corresponding adjustment to earnings. Both the ACL and the adjustment to net income may be reversed if conditions change. However, if the Company intends to sell an impaired available for sale debt security or more likely than not will be required to sell such a security before recovering its amortized cost basis, the entire impairment amount must be recognized in earnings with a corresponding adjustment to the security's amortized cost basis. Because the security's amortized cost basis is adjusted to fair value, there is no ACL in such a situation.

In evaluating available for sale debt securities in unrealized loss positions for impairment and the criteria regarding its intent or requirement to sell such securities, the Company considers the extent to which fair value is less than amortized cost, whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuers' financial condition, among other factors.

Changes in the allowance for credit losses are recorded as provision for (recovery of) credit loss expense. Losses are charged against the ACL when management believes the uncollectability of an available for sale debt security is confirmed or when either of the criteria regarding intent or requirement to sell is met.

Accrued interest receivable is excluded from the estimate of credit losses. Accrued interest receivable on securities of $3,171 as of December 31, 2024 and $3,281 as of December 31, 2023, along with accrued interested receivable on loans, is included in accrued interest receivable in the Consolidated Balance Sheet.

Equity Securities

Equity securities with readily-determinable fair values are measured at fair value using the "exit price notion". Changes in fair value are recognized in net income. Equity securities without readily-determinable fair values are recorded as other assets at cost less impairment, if any, and adjusted for changes resulting from observable price changes in orderly transactions for identical or similar securities of the same issuer.

Loans Held for Sale

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value on an individual loan basis. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. The Company releases mortgage servicing rights when loans are sold on the secondary market.

Loans

The Company, through its banking subsidiary, provides mortgage, commercial, and consumer loans to customers. Loans that management has the intent and ability to hold for the foreseeable future, or until maturity or payoff, are reported at their outstanding unpaid principal balances adjusted for the allowance for credit losses, any purchase premium or discount, and deferred fees or costs. Interest income is accrued on the unpaid principal balance. Purchase premium or discount is recognized as an adjustment of the related loan yield using the interest method.

The Bank's loan policy is updated and approved by the Board of Directors annually and disseminated to lending and loan portfolio management personnel to ensure consistent lending practices. The policy communicates the Company's risk tolerance by prescribing underwriting guidelines and procedures, including approval limits and hierarchy, documentation standards, requirements for collateral and loan-to-value limits, debt coverage, overall creditworthiness and guarantor support. Of primary consideration is the repayment ability of the borrowers and (if secured) the collateral value in relation to the principal balance. Collateral lowers risk and may be used as a secondary source of repayment. The credit decision must be supported by documentation appropriate to the type of loan, including current financial information, income verification, cash flow analysis, tax returns, credit reports, collateral information, guarantor verification, title reports, appraisals (where appropriate) and other documents.

The Company's loans are grouped into six segments: real estate construction, consumer real estate, commercial real estate, commercial non-real estate, public sector and IDA, and consumer non-real estate. Each segment is subject to certain risks that influence pricing, loan structures, approval requirements, reserves, and ongoing credit management.

Real Estate Construction Loans. Real estate construction loans are subject to general risks from changing commercial building and housing market trends and economic conditions that may impact demand for completed properties and the costs of completion. Completed properties that do not sell or become leased within originally expected timeframes may impact the borrower's ability to service the debt. Construction loans are underwritten against projected cash flows from rental income, business and/or personal income from an owner-occupant or the sale of the property to an end-user. Associated risks may be mitigated by requiring fixed-price

48

construction contracts, performance and payment bonding, controlled disbursements, and pre-sale contracts or pre-lease agreements. Risks specific to the borrower are also evaluated, including previous repayment history, debt service ability, and current and projected loan-to value ratios for the collateral.

Consumer Real Estate Loans. The Bank offers a variety of first mortgage and junior lien loans secured by primary residences within our markets. The credit quality of consumer real estate is subject to risks associated with the borrower's repayment ability and collateral value. Credit decisions are primarily based on loan-to-value ("LTV") ratios, debt-to-income ("DTI") ratios, liquidity and net worth. Income and financial information is obtained from personal tax returns, personal financial statements and employment documentation. A maximum LTV ratio of 80% is generally required. The DTI ratio is limited to 43% of gross income.

Consumer real estate mortgages may have fixed interest rates for the entire term of the loan or variable interest rates subject to change after the first, third, or fifth year. Variable rates are based on the weekly average yield of United States Treasury Securities and are underwritten at fully-indexed rates.

Home equity loans are secured primarily by second mortgages on residential property. The underwriting policy for home equity loans generally permits aggregate (the total of all liens secured by the collateral property) borrowing availability up to 80% of the appraised value of the collateral. We offer both fixed rate and variable rate home equity loans, with variable rate loans underwritten at fully-indexed rates. Decisions are primarily based on LTV ratios, DTI ratios, liquidity and credit history. We do not offer home equity loan products with reduced documentation.

We do not offer certain high risk loan products such as interest-only consumer mortgage loans, hybrid loans, payment option adjustable rate mortgages ("ARMs"), reverse mortgage loans, loans with initial teaser rates or any product with negative amortization. A hybrid loan begins as a fixed rate mortgage and after a set number of years, automatically adjusts to an ARM. Payment option ARMs usually have adjustable rates, for which borrowers choose their monthly payment of either a full payment, interest only, or a minimum payment which may be lower than the payment required to reduce the balance of the loan in accordance with the originally underwritten amortization.

Commercial Real Estate Loans. Commercial real estate loans generally are secured by first mortgages on real estate, including multifamily residential real estate, commercial real estate occupied by the owner/borrower, and commercial real estate leased to non-owners. Properties financed include retail centers, office space, hotels and motels, apartments, and industrial properties. Loans in the commercial real estate segment are impacted by economic risks from changing commercial real estate markets, rental markets for multi-family housing and commercial buildings, and economic factors that would impact the businesses housed by the commercial real estate. Underwriting decisions are based upon an analysis of the economic viability of the collateral and creditworthiness of the borrower. The Bank obtains appraisals from qualified certified independent appraisers to establish the value of collateral properties. The loan amount is generally limited to 80% of the lower of cost or appraised value and is individually determined based on the property type, quality, location and financial strength of any guarantors. The property's projected net cash flows compared to the debt service (often referred to as the "debt service coverage ratio") is required to be 115% or greater and is computed after deduction for a vacancy factor and property expenses, as appropriate. Borrower cash flow may be supplemented by a personal guarantee from the principal(s) of the borrower and guarantees from other parties. The Bank may employ stress testing techniques on higher balance loans to determine repayment ability in a changing rate environment before granting loan approval. The Bank requires title insurance, fire, extended coverage casualty insurance and flood insurance, if appropriate, in order to protect the security interest in the underlying property.

Commercial Non-Real Estate Loans. Commercial non-real estate loans are secured by collateral other than real estate, or are unsecured. Credit risk for commercial non-real estate loans is subject to economic conditions, borrower repayment ability and collateral value (if secured). Commercial and agricultural loans primarily finance equipment acquisition, expansion, working capital, and other general business purposes. Because these loans have a higher degree of risk, the Bank generally obtains collateral such as inventory, accounts receivables or equipment and personal guarantees from the borrowing entity's principal owners. The Bank's policy limits lending up to 60% of the appraised value for inventory, up to 90% of the lower of cost of market value of equipment and up to 70% for accounts receivables less than 90 days old. Credit decisions are based upon an assessment of the financial capacity of the applicant, including the primary borrower's ability to repay within proposed terms, a risk assessment, financial strength of guarantors and adequacy of collateral. Credit agency reports of individual owners' credit history supplement the analysis.

Public Sector and IDA Loans. Public sector and IDA loans are extended to municipalities and related entities within the Bank's geographical footprint. Borrowers include general taxing authorities such as a city or county, industrial/economic development authorities or utility authorities. Credit risk stems from the entity's ability to repay through either a direct obligation or assignment of specific revenues from an enterprise or other economic activity. Repayment sources are derived from taxation, such as property taxes and sales taxes, or revenue from the project financed with the loan. The Company's underwriting considers economic and population trends of the municipality and the municipality's reserves, pension liabilities and other liabilities.

Consumer Non-Real Estate Loans. Consumer non-real estate includes credit cards, automobile and other consumer loans. Credit cards and certain other consumer loans are unsecured, while collateral is obtained for automobile loans and other consumer loans. Credit risk stems primarily from the borrower's ability to repay. Our procedures for underwriting consumer loans include an assessment of an applicant's overall financial capacity, including credit history and the ability to meet existing obligations and payments on the proposed loan. If the loan is secured by an automobile or other collateral, the underwriting process also includes a comparison of the value of the collateral security to the proposed loan amount. We require borrowers to maintain collision insurance on loans secured by automobiles.

Past due status and nonaccrual designation

A loan is considered past due when a payment of principal and/or interest is due but not paid. Credit card payments not received within 30 days after the statement date, real estate loan payments not received within the payment cycle and all other non-real estate secured loans for which payment is not made within the required payment cycle are considered 30 days past due. Management closely monitors loans past due 30-89 days and loans past due 90 or more days.

The Company considers multiple factors when determining whether to discontinue accrual of interest on individual loans. Generally loans are placed in nonaccrual status when collection of interest and/or full principal is considered doubtful. Interest accrual is discontinued at the time a commercial real estate loan or commercial non-real estate loan is 90 days delinquent unless the credit is well secured and in the process of collection. Loans modified to provide relief from payments of interest or principal for more than 90 days are designated nonaccrual. Accrued interest is reversed against income when a loan is placed in nonaccrual status. Any interest payments received during a loan's nonaccrual period are credited to the principal balance of the loan.

Loans in nonaccrual are reviewed on an individual loan basis to determine whether they may return to accrual status. To return to accrual status, the Company's evaluation must determine that the underlying cause of the original delinquency or weakness has been resolved, such as receipt of new guarantees and/or increased cash flows that cover the debt service, and that future payments are reasonably assured.

Charge-off policy

The Company's charge-off policy meets or is more stringent than the minimum standards required by regulators. When available information confirms that a specific loan or a portion thereof, within any loan class, is uncollectible the amount is charged off against the allowance for credit losses. Additionally, losses on consumer real estate and consumer non-real estate loans are typically charged off no later than when the loans are 120-180 days past due, and losses on loans secured by residential real estate or by commercial real estate are charged off by the time the loans reach 180 days past due, in compliance with regulatory guidelines. Accordingly, secured loans may be charged down to the estimated value of the collateral, with previously accrued unpaid interest reversed. Subsequent charge-offs may be required as a result of changes in the market value of collateral or other repayment prospects.

Credit quality indicators

Credit quality indicators, which the Company terms risk grades, are assigned through the Company's credit review function for larger loans and selective review of loans that fall below credit review thresholds. Credit quality is rated based on the loan's payment history, the borrower's current financial situation and value of the underlying collateral.

Loans that do not indicate heightened risk are graded as "pass." Loans that appear to have elevated credit risk because of frequent or persistent past due status, which is less than 75 days, or that show weakness in the borrower's financial condition are risk graded "special mention." Loans with frequent or persistent delinquency exceeding 75 days or that have a higher level of weakness in the borrower's financial condition are graded "classified." Classified loans have regulatory risk ratings of "substandard" and "doubtful."

Sales, purchases and reclassification of loans

The Company finances consumer real estate mortgages under "best efforts" contracts with mortgage purchasers. The mortgages are designated as held for sale upon initiation. There have been no major reclassifications from portfolio loans to held for sale. Mortgages held for sale are not included in the calculation of the allowance for credit losses.

Occasionally, the Company purchases or sells participations in loans. All participation loans purchased met the Company's normal underwriting standards at the time the participation was entered. Participation loans are included in the appropriate portfolio balances to which the allowance methodology is applied.

Modified Loans

When a borrower requests a modification to a loan, the Company evaluates the request to determine whether the borrower is experiencing financial difficulty. Loans modified for borrowers experiencing financial difficulty are risk rated according to credit quality indicators as discussed above, and are subject to the Company's standard ACL process as discussed below.

Allowance for Credit Losses on Loans

The Company estimates the ACLL based on amortized cost basis, which is the amount at which a loan is originated, adjusted for net deferred fees or costs, premium or discount, collection of cash, and charge-offs. In the event that collection of principal becomes uncertain, the Company has policies in place to reverse accrued interest in a timely manner. Therefore, the Company has made a policy election to exclude accrued interest from the measurement of the ACLL. Accrued interest receivable on loans of $3,299 as of December 31, 2024 and $3,032 as of December 31, 2023, along with accrued interested receivable on securities, is included in accrued interest receivable in the Consolidated Balance Sheet.

Intrinsic to the Company's policy on estimating the ACLL are policies regarding loan pools, nonaccruals, past due status, collateral valuation, charge-offs and risk ratings. The Company measures expected credit losses on loans on a collective (pool) basis, when the loans share similar risk characteristics, such as collateral type and intended use, repayment source, and (if applicable) the borrower's business model. The Company has identified the following pools of loans with similar risk characteristics for measuring expected credit losses:

Real Estate Construction
    Construction, residential
    Construction, other

Consumer Real Estate
    Equity lines
    Residential closed-end first liens
    Residential closed-end junior liens
    Investor-owned residential real estate

Commercial Real Estate
    Multifamily residential real estate
    Commercial real estate, owner occupied
    Commercial real estate, other

Commercial Non-Real Estate
    Commercial and industrial

Public Sector and IDA
    Public sector and IDA

Consumer Non-Real Estate
    Credit cards
    Automobile
    Other consumer loans

The Company's methodologies for estimating the ACLL consider available relevant information about the collectability of cash flows, including historical losses, reasonable and supportable forecasts of economic conditions, and current economic and portfolio conditions. The difference between cash flow estimates and amortized cost is the ACLL.

The Company uses a discounted cash flow ("DCF") method for all of its pools except for bankcards, which are measured using the historical loss rate adjusted for the forecast. For loans using the DCF method, cash flows are projected at the instrument level and discounted using the loan's effective interest rate. Cash flows are generated using each loan's payment attributes, adjusted for pool-level information on the PD, LGD and prepayment speeds. Default is defined as full or partial charge-off, nonaccrual status or past due 90 days or more. PDs for each pool are calculated using the Company's historical data, modified by peer data, to ensure a full economic cycle is reflected in the estimate. PDs are then adjusted for the forecast.

The Company designated national unemployment as its forecast variable. Multiple forecasts from reputable and independent third parties are sourced to inform the Company's reasonable and supportable forecasting of current expected credit losses. The forecast is applied over a horizon selected by the Company's management at each reporting date, typically of one year and not to exceed two years, after which loss rates revert to long-term historical loss experience on a straight line basis over a period determined by management, of up to three years. The forecast horizon and reversion period are applied consistently to the entire portfolio.

The results of DCF calculations are modified by allocations for qualitative factors to account for changes in variables that may affect credit risk. The Company considers and allocates for changes in lending policies, management experience, economic conditions, loans past due, competitive, legal and regulatory environments and other factors. Qualitative factors are benchmarked to historical data and are adjusted based upon quantitative analysis.

Loans that do not share risk characteristics are evaluated on an individual basis. The Company designates as individually evaluated loans for which foreclosure is probable, loans in nonaccrual status, and loans that exceed $400 and are risk graded "special mention" or "classified" (together known as "criticized"). The fair value of individually evaluated loans is measured using the fair value of collateral ("collateral method") or the DCF method.

The collateral method is applied to individually evaluated loans for which foreclosure is probable. The collateral method is also applied to individually evaluated loans when borrowers are experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral ("collateral dependent"). The ACLL is measured based on the difference between the fair value of the collateral and the amortized cost basis of the loan as of the measurement date. When repayment is expected to be from the operation of the collateral, the ACLL is calculated as the amount by which the amortized cost basis of the loan exceeds the present value of expected cash flows from the operation of the collateral. When repayment is expected to be from the sale of the collateral, the ACLL is calculated as the amount by which the loan's amortized cost basis exceeds the fair value of the underlying collateral less estimated cost to sell. The ACLL may be zero if the fair value of the collateral at the measurement date exceeds the amortized cost basis of the loan.

The DCF method is applied to individually evaluated loans that do not meet the criteria for collateral method measurement. Cash flows are projected and discounted using the same method as for collectively evaluated loans, but the PD is increased to reflect increased risk, up to 100% for nonaccrual loans.

Expected credit losses are reflected in the ACLL through a charge to provision for credit losses on the Consolidated Statements of Income. When the Company deems all or a portion of a loan to be uncollectible the appropriate amount is written off against the ACLL. The Company applies judgment to determine when a financial asset is deemed uncollectible; however, generally speaking, an asset will be considered uncollectible no later than when all efforts at collection have been exhausted. Subsequent recoveries, if any, are credited to the ACLL when received.

Unallocated surplus

In addition to funding the allowance for credit losses based upon data analysis, the Company has the option to fund an unallocated surplus in excess to the calculated requirement, based upon management judgement. The Company's policy permits an unallocated surplus of between 0% and 5% of the calculated requirement.

ACL on Unfunded Commitments

Financial instruments include off-balance sheet credit instruments such as undrawn portions of revolving lines of credit, commercial letters of credit, and loan commitments that have not yet been funded. The contractual amount of those instruments represents the Company's exposure to credit loss in the event of nonperformance by the borrower. The Company records an ACL on unfunded commitments, unless the commitments to extend credit are unconditionally cancelable. The estimate includes consideration of the likelihood that funding will occur, which is based on a historical funding study derived from internal information, and an estimate of expected credit losses on commitments expected to be funded over its estimated life, which are the same loss rates that are used in computing the ACLL. The ACL on unfunded commitments is recorded as a liability on the Company's Consolidated Balance Sheets, included in other liabilities, and is adjusted through the provision for credit loss expense in the Company's Consolidated Statements of Income.

Estimation of the allowance for credit losses

The estimation of the allowance involves analysis of internal and external variables, methodologies, assumptions and management's judgment and experience. Key judgments used in determining the allowance for credit losses include internal risk rating determinations, market and collateral values, discount rates, loss rates, and management's assessment of current economic conditions. These judgments are inherently subjective and actual losses could be greater or less than the estimate. Future estimates of the allowance could increase or decrease based on changes in the financial condition of individual borrowers, concentrations of various types of loans, economic conditions or the markets in which collateral may be sold. The estimate of the allowance accrual determines the amount of provision expense and directly affects our financial results. Please see Note 5 for additional information.

Other Real Estate Owned

Real estate acquired through or in lieu of foreclosure is held for sale and is initially recorded at fair value less estimated costs to sell at the date of foreclosure, establishing the cost basis of the asset. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less estimated costs to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net costs of other real estate owned in the Consolidated Statements of Income.

Rate Lock Commitments

The Company enters into commitments to originate mortgage loans in which the interest rate on the loan is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. The period of time between issuance of a loan commitment and closing and sale of the loan generally ranges from 30 to 60 days. The Company protects itself from changes in interest rates through the use of best efforts forward delivery commitments, by committing to sell a loan at the time the borrower commits to an interest rate with the intent that the buyer has assumed interest rate risk on the loan. As a result, the Company is not exposed to losses nor will it realize significant gains related to its rate lock commitments due to changes in interest rates. The correlation between the rate lock commitments and the best efforts contracts is very high due to their similarity.

The market value of rate lock commitments and best efforts contracts is not readily ascertainable because rate lock commitments and best effort contracts are not actively traded in stand-alone markets. The Company determines the fair value of rate lock commitments and best efforts contracts by measuring the changes in the value of the underlying assets while taking into consideration the probability that the rate lock commitments will close. Because of the high correlation between rate lock commitments and best efforts contracts, no gain or loss occurs on the rate lock commitments.

Business Combinations

Business combinations are accounted for under Accounting Standards Codification ("ASC") 805, Business Combinations, using the acquisition method of accounting. Under the acquisition method of accounting, the Company identifies the acquirer and the closing date and applies applicable recognition principles and conditions. The acquisition method of accounting requires an acquirer to record at fair value on the acquisition date the assets acquired and the liabilities assumed. To determine the fair values, the Company relies on internal or third-party valuations, such as appraisals, valuations based on discounted cash flow analyses, or other valuation techniques. The Company's acquisition of FCB closed on June 1, 2024. Results of operations and footnote disclosures reflect assets acquired and liabilities assumed.

Acquisition-related costs

Acquisition-related costs are costs the Company incurs to effect a business combination, including advisory, legal, accounting, valuation, and other professional or consulting fees. Some other examples of costs to the Company include systems conversions, integration planning consultants and advertising costs. The Company accounts for acquisition related costs as expenses in the periods in which the costs are incurred and the services are received, with one exception. The costs to issue debt or equity securities are recognized in accordance with other applicable GAAP. These acquisition-related costs are included within noninterest expenses in the consolidated statements of income.

Acquired loans

The most significant assessment of fair value in the Company's accounting for business combinations relates to the valuation of an acquired loan portfolio. Loans acquired in a business combination are recorded at estimated fair value on the acquisition date without the carryover of the related allowance for credit losses on loans. The acquisition date fair value becomes the Company's original cost basis of the acquired loans. The fair value discount is accreted to interest income over the remaining life of the loans.

Fair values are determined primarily through a discounted cash flow approach which considers the acquired loans' underlying characteristics, including account types, remaining terms, annual interest rates, interest types, timing of principal and interest payments, current market rates, and remaining balances. Estimates of fair value also include estimates of default, loss severity, and estimated prepayments.

At the acquisition date, loans are classified as either (i) purchase credit-deteriorated ("PCD") loans or (ii) non-PCD loans. PCD loans are those for which there is more than insignificant evidence of credit deterioration since origination. The Company designated the following indicators as more than insignificant evidence of credit deterioration since origination:

As of acquisition date:
- nonaccrual
- past due 60 days or more
- credit risk rating of criticized

Over the life of the loan:
- three or more instances of payments past due 30 days or more
- two or more instances of payments past due 60 days or more
- one or more instance of payments past due 90 days or more

At acquisition, an ACLL for PCD loans is determined based upon the Company's methodology for estimating the ACLL. This allowance is credited to the ACLL with a corresponding adjustment to the cost basis of the loans on the date of the acquisition. As the initial allowance for credit losses is added to the purchase price, there is no credit loss expense recognized upon acquisition of PCD loans. The difference between the new cost basis and the unpaid principal balance is either a noncredit discount or premium. Disposals of PCD loans, which may include sale of loans to third parties, receipt of payments in full or in part from the borrower or foreclosure of the collateral, result in removal of the loan from the loan portfolio at its carrying amount.

For non-PCD loans, an ACL is established in a manner that is consistent with the Company's originated loans. The ACL is determined using the Company's methodology and the related ACL for non-PCD loans is recorded through a charge to the provision for credit losses in the period in which the loans are purchased or acquired.

Intangible assets

In accordance with ASC 805, the Company also identified intangible assets acquired. Intangible assets lack physical substance but have contractual or other legal rights or are capable of being sold or exchanged either on their own or in combination with a related contract, asset or liability. Intangible assets are initially recorded at fair value. Determining fair value is subjective, requiring the use of estimates, assumptions and management judgment. Intangible assets that have finite lives are amortized over their estimated useful lives and are subject to impairment testing. Upon acquisition of FCB, the Company recognized a core deposit intangible asset, which represents the value of customer deposit relationships. Core deposit intangible assets are amortized over an estimated useful life of 10 years using an accelerated method which approximates the estimated attrition of the acquired deposits.

Goodwill

The Company records as goodwill the excess of purchase price over the fair value of the identifiable net assets acquired. Goodwill is subject to at least an annual assessment for impairment by applying a fair value based test. For December 31, 2024, the Company performed a qualitative assessment, as permitted by ASC 350-20-35-3A, to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of NBB ("reporting unit") is less than its carrying amount, including goodwill. The assessment included analysis of macroeconomic conditions, industry and market conditions, overall financial performance, share price considerations, and other relevant entity-specific events and events affecting the reporting unit. No conditions were identified that would warrant the need for a quantitative impairment analysis, and no impairment was recorded.

Core Deposit Intangibles

Core deposit intangibles are subject to at least an annual assessment for impairment by applying a fair value based test. For December 31, 2024, the Company performed a qualitative assessment to assess the likelihood of impairment of its core deposit intangibles. The assessment included testing model assumptions surrounding deposit retention, deposit costs and noninterest income generated. No conditions were identified that would warrant the need for a quantitative impairment analysis, and no impairment was recorded.

Bank Owned Life Insurance

The Company has purchased life insurance policies on certain key employees. The purchase of these life insurance policies allows the Company to use tax-advantaged rates of return. The cash surrender value of these policies is included as an asset on the consolidated balance sheets, and any increase in cash surrender value is recorded as income from bank owned life insurance on the consolidated statements of income. In the event of the death of an insured individual under these policies, the Company receives a death benefit which is also recorded as income from bank owned life insurance.

Pension Plan

The Company recognizes the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and recognizes changes in that funded status in the year in which the changes occur through other comprehensive income. The funded status of a benefit plan is measured as the difference between plan assets at fair value and the projected benefit obligation. The Company's actuary determines plan obligations and annual pension expense using a number of key assumptions, including the IRS mortality table, effective interest rate, discount rate, the estimated return on plan assets and the anticipated rate of compensation increases. Changes in these assumptions in the future, if any, or in the method under which benefits are calculated may impact pension assets, liabilities or expense.

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost, net of accumulated depreciation. Depreciation is charged to expense over the estimated useful lives of the assets on the straight-line basis. Depreciable lives include 40 years for premises, 3-10 years for furniture and equipment, and 3 years for computer software. Costs of maintenance and repairs are charged to expense as incurred and improvements are capitalized.

Income Taxes

Income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the asset and liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to management's judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Company recognizes interest and penalties on income taxes, if any, as a component of income tax expense.

Trust Assets and Income

Assets (other than cash deposits) held by NBB's Trust Department in a fiduciary or agency capacity for customers are not included in the consolidated financial statements since such items are not assets of the Company. Trust income is recognized on the accrual basis.

Stock Based Compensation

Compensation cost is recognized for stock based payment awards issued to directors and employees, based on the fair value of these awards at the date of grant. The market price of the Company's common stock at the date of grant is used to estimate fair value for restricted stock awards, restricted stock units, and other stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period. The Company recognizes forfeitures of nonvested awards as they occur.

Earnings Per Common Share

Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period excluding nonvested restricted stock awards. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under restricted stock awards that have not yet vested. Please see Note 21 for additional information.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business are recorded as liabilities when the likelihood of loss is probable and reasonably estimated. Management does not believe there are such matters that will have a material effect on the consolidated financial statements.

Advertising

The Company charges advertising costs to expenses as incurred. Advertising expenses were $262 for the year ended December 31, 2024 and $109 for the year ended December 31, 2023.

Revenue Recognition

The Company accounts for revenue associated with financial instruments, including loans and securities via the accrual method. The Company recognizes noninterest income when it satisfies commitments to customers. Please refer to Note 18: Revenue Recognition.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on debt securities available for sale and the defined benefit plan, net of taxes, which are also recognized as a separate component of equity.

Segment Reporting

The Company adopted Accounting Standards Update ("ASU") 2023-07 "Segment Reporting (Topic 280) - Improvement to Reportable Segment Disclosures" on January 1, 2024. The Company has determined that all of its banking divisions meet the aggregation criteria of ASC 280, Segment Reporting, as its current operating model is structured whereby banking divisions and subsidiaries serve a similar base of commercial and consumer clients utilizing a company-wide offering of similar products and services managed through similar processes and platforms that are collectively reviewed by the Company's Chief Executive Officer, who has been identified as the chief operating decision maker ("CODM").

The CODM regularly assesses performance of the aggregated single operating and reporting segment and decides how to allocate resources based on net income calculated on the same basis as is net income reported in the Company's consolidated statements of income and other comprehensive income. The CODM is also regularly provided with expense information at a level consistent with that disclosed in the Company's consolidated statements of income and other comprehensive income.

Recent Accounting Pronouncements

ASU 2024-03

In November 2024, the FASB issued ASU 2024-03, "Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses." ASU 2024-03 requires public companies to disclose, in the notes to the financial statements, specific information about certain costs and expenses at each interim and annual reporting period. This includes disclosing amounts related to employee compensation, depreciation, and intangible asset amortization. In addition, public companies will need to provide qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. The FASB subsequently issued ASU 2025-01, "Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date", which amends the effective date of ASU 2024-03 to clarify that all public business entities are required to adopt the guidance in ASU 2024-03 in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of ASU 2024-03 is permitted. Implementation of ASU 2024-03 may be applied prospectively or retrospectively. The Company does not expect the adoption of ASU 2024-03 to have a material impact on its consolidated financial statements.

ASU 2023-09

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." The amendments in this ASU require an entity to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold, which is greater than five percent of the amount computed by multiplying pretax income by the entity's applicable statutory rate, on an annual basis. Additionally, the amendments in this ASU require an entity to disclose the amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign taxes and the amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions that are equal to or greater than five percent of total income taxes paid (net of refunds received). Lastly, the amendments in this ASU require an entity to disclose income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign and income tax expense (or benefit) from continuing operations disaggregated by federal, state, and foreign. This ASU is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied on a prospective basis; however, retrospective application is permitted. The Company does not expect the adoption of ASU 2023-09 to have a material impact on its consolidated financial statements.

Note 2: Restriction on Cash

The Company's subsidiary bank is a member of the Federal Reserve System. The Federal Reserve does not currently require member banks to hold an average balance in order to purchase services from the Federal Reserve.

Note 3: Securities

The amortized cost and fair value of debt securities available for sale, with gross unrealized gains and losses, as of the dates indicated, follows:

December 31, 2024		Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
U.S. government agencies and corporations	$	351,136	$	-	$	40,012	$	311,124
States and political subdivisions		178,106		-		32,372		145,734
Mortgage-backed securities		143,747		24		5,473		138,298
Corporate debt securities		6,507		-		764		5,743
U.S. treasury		1,000		-		1		999
Total securities available for sale	$	680,496	$	24	$	78,622	$	601,898

December 31, 2023		Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
U.S. government agencies and corporations	$	353,904	$	-	$	42,060	$	311,844
States and political subdivisions		179,507		-		29,614		149,893
Mortgage-backed securities		156,875		-		6,724		150,151
Corporate debt securities		6,504		-		754		5,750
U.S. treasury		996		-		33		963
Total securities available for sale	$	697,786	$	-	$	79,185	$	618,601

The deferred tax asset for the net unrealized loss on securities available for sale was $16,506 as of December 31, 2024 and $16,629 as of December 31, 2023. The deferred tax asset is included in other assets on the Consolidated Balance Sheets.

The amortized cost and fair value of single maturity securities available for sale, by contractual maturity as of the date indicated, are shown below. Mortgage-backed securities are categorized by final maturity. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2024	
	Amortized Cost	Fair Value
Available for Sale:		
Due in one year or less	$ 33,945	$ 33,681
Due after one year through five years	222,409	206,893
Due after five years through ten years	234,024	195,039
Due after ten years	190,118	166,285
Total securities available for sale	**$ 680,496**	**$ 601,898**

Information pertaining to securities with gross unrealized losses aggregated by investment category and length of time that individual securities have been in a continuous loss position as of the dates indicated, follows:

December 31, 2024	Less Than 12 Months		12 Months or More	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. government agencies and corporations	$ -	$ -	$ 311,124	$ 40,012
State and political subdivisions	885	118	144,849	32,254
Mortgage-backed securities	5,336	28	115,011	5,445
Corporate debt securities	-	-	5,743	764
U.S. treasury	-	-	999	1
Total temporarily impaired securities	$ 6,221	$ 146	$ 577,726	$ 78,476

December 31, 2023	Less Than 12 Months		12 Months or More	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. government agencies and corporations	$ -	$ -	$ 311,844	$ 42,060
State and political subdivisions	884	1	148,763	29,613
Mortgage-backed securities	1,616	26	147,922	6,698
Corporate debt securities	-	-	5,750	754
U.S. treasury	-	-	963	33
Total temporarily impaired securities	$ 2,500	$ 27	$ 615,242	$ 79,158

The Company evaluates securities available for sale that are in unrealized loss positions to determine whether the impairment is due to credit-related factors or noncredit-related factors. Consideration is given to the extent to which the fair value is less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to retain its investment in the security for a period of time sufficient to allow for any anticipated recovery in fair value.

At December 31, 2024, the Company had 564 securities with a fair value of $583,947 in an unrealized loss position. The Company reviews securities in an unrealized loss position to evaluate credit risk. The Company considers payment history, risk ratings from external parties, financial statements for municipal and corporate securities, public statements from issuers and other available credible published sources in evaluating credit risk. No credit risk was found and no ACL on securities available for sale was recorded as of December 31, 2024 or December 31, 2023. The unrealized losses are attributed to noncredit-related factors, including changes in interest rates and other market conditions. The Company does not have the intent to sell any of these securities and believes that it is more likely than not that the Company will not have to sell any such securities before a recovery of cost. The contractual terms of the investments do not permit the issuers to settle the securities at a price less than the cost basis of the investments. The fair value is expected to recover as the securities approach their maturity date or repricing date or if market yields for such investments decline.

Realized Securities Gains and Losses

During 2024, the Company sold securities acquired from FCB shortly after the acquisition date and no gain or loss was recognized. During 2023, the Company sold securities and realized a net loss of $3,332. Information pertaining to realized gains and losses on sold securities for the period indicated follows:

For the Year Ended December 31,	Sale of Available for Sale Securities				
	Proceeds	Book Value	Gross Gain	Gross Loss	Net Loss
2024	$ 9,279	$ 9,279	$ -	$ -	$ -
2023	43,518	46,850	137	3,469	3,332

Restricted Stock

The Company held restricted stock of $1,848 as of December 31, 2024 and $1,264 as of December 31, 2023. Restricted stock is reported separately from available for sale securities. As a member of the Federal Reserve and the FHLB, NBB is required to maintain certain minimum investments in the common stock of those entities. Required levels of investment are based upon NBB's capital and a percentage of qualifying assets. The Company purchases stock from or sells stock back to the correspondents based on their calculations. The stock is held by member institutions only and is not actively traded.

Redemption of FHLB stock is subject to certain limitations and conditions. At its discretion, the FHLB may declare dividends on the stock. In addition to dividends, NBB also benefits from its membership with FHLB through eligibility to borrow from the FHLB, using as collateral NBB's capital stock investment in the FHLB and qualifying NBB real estate mortgage loans totaling $515,921 as of December 31, 2024. Management reviews for impairment based upon the ultimate recoverability of the cost basis of the FHLB stock, and as of December 31, 2024, management did not determine any impairment.

Pledged Securities

As of December 31, 2024 and 2023, securities with a carrying value of $536,260 and $534,465, respectively, were pledged to secure municipal deposits and Federal Reserve discount window borrowing capacity.

Note 4: Related Party Transactions

In the ordinary course of business, the Company, through its banking subsidiary, grants loans to related parties, including executive officers and directors of NBI and its subsidiaries. Total funded credit extended to related parties amounted to $15,131 as of December 31, 2024 and $15,409 as of December 31, 2023. During 2024, total principal additions were $832 and principal payments were $1,106. During 2023, total principal additions totaled $4,751 and principal payments were $7,529.

The Company held $15,583 in deposits for related parties as of December 31, 2024 and $17,117 as of December 31, 2023.

The Company has also contracted with a director's firm to prepare architectural plans for a new office in Roanoke, Virginia. The arrangement is at arms-length and the Company paid the director's firm $39 in 2024 and $79 in 2023.

Note 5: Allowance for Credit Losses on Loans and Nonperforming Assets

Please refer to Note 1: Summary of Significant Accounting Policies for information on evaluation of collectively evaluated loans and individually evaluated loans and associated reserves, and policies regarding nonaccruals, past due status and charge-offs.

A detailed analysis showing the allowance roll-forward by portfolio segment for the periods indicated follows:

	Activity in the ACLL for the Year Ended December 31, 2024							
	Real Estate Construction	Consumer Real Estate	Commercial Real Estate	Commercial Non Real Estate	Public Sector and IDA	Consumer Non Real Estate	Unallocated	Total
Balance, December 31, 2023	$ 408	$ 3,162	$ 3,576	$ 682	$ 333	$ 583	$ 350	$ 9,094
Charge-offs	-	-	-	(166)	-	(353)	-	(519)
Recoveries	-	-	53	79	-	138	-	270
Provision for (recovery of) credit losses	(70)	667	615	56	3	271	(300)	1,242
Merger adjustment[1]	10	97	55	4	-	9	-	175
Balance, December 31, 2024	$ 348	$ 3,926	$ 4,299	$ 655	$ 336	$ 648	$ 50	$ 10,262

(1) Adjustment for PCD acquired loans.

	Activity in the ACLL for the Year Ended December 31, 2023							
	Real Estate Construction	Consumer Real Estate	Commercial Real Estate	Commercial Non Real Estate	Public Sector and IDA	Consumer Non Real Estate	Unallocated	Total
Balance, December 31, 2022	$ 450	$ 2,199	$ 3,642	$ 930	$ 319	$ 506	$ 179	$ 8,225
Adoption of ASU 2016-13	(21)	1,261	700	216	(15)	72	129	2,342
Charge-offs	-	(17)	-	(214)	-	(247)	-	(478)
Recoveries	-	103	45	6	-	129	-	283
(Recovery of) provision for credit losses	(21)	(384)	(811)	(256)	29	123	42	(1,278)
Balance, December 31, 2023	$ 408	$ 3,162	$ 3,576	$ 682	$ 333	$ 583	$ 350	$ 9,094

A detailed analysis showing the allowance and loan portfolio by segment and evaluation method as of the dates indicated follows:

	ACLL by Segment and Evaluation Method							
December 31, 2024	Real Estate Construction	Consumer Real Estate	Commercial Real Estate	Commercial Non Real Estate	Public Sector and IDA	Consumer Non Real Estate	Unallocated	Total
Individually evaluated	$ –	$ 31	$ 49	$ –	$ –	$ –	$ –	$ 80
Collectively evaluated	348	3,895	4,250	655	336	648	50	10,182
Total	$ 348	$ 3,926	$ 4,299	$ 655	$ 336	$ 648	$ 50	$ 10,262

	Loans by Segment and Evaluation Method						
December 31, 2024	Real Estate Construction	Consumer Real Estate	Commercial Real Estate	Commercial Non Real Estate	Public Sector and IDA	Consumer Non Real Estate	Total
Individually evaluated	$ –	$ 497	$ 10,024	$ –	$ –	$ –	$ 10,521
Collectively evaluated	50,798	307,358	468,054	51,844	57,171	42,867	978,092
Total	$ 50,798	$ 307,855	$ 478,078	$ 51,844	$ 57,171	$ 42,867	$ 988,613

	ACLL by Segment and Evaluation Method							
December 31, 2023	Real Estate Construction	Consumer Real Estate	Commercial Real Estate	Commercial Non Real Estate	Public Sector and IDA	Consumer Non Real Estate	Unallocated	Total
Individually evaluated	$ -	$ 74	$ 367	$ 126	$ -	$ 5	$ -	$ 572
Collectively evaluated	408	3,088	3,209	556	333	578	350	8,522
Total	$ 408	$ 3,162	$ 3,576	$ 682	$ 333	$ 583	$ 350	$ 9,094

	Loans by Segment and Evaluation Method						
December 31, 2023	Real Estate Construction	Consumer Real Estate	Commercial Real Estate	Commercial Non Real Estate	Public Sector and IDA	Consumer Non Real Estate	Total
Individually evaluated	$ 286	$ 1,183	$ 8,805	$ 227	$ -	$ 43	$ 10,544
Collectively evaluated	55,093	240,381	410,325	41,328	60,551	38,953	846,631
Total	$ 55,379	$ 241,564	$ 419,130	$ 41,555	$ 60,551	$ 38,996	$ 857,175

A summary of ratios for the allowance for credit losses, as of the dates indicated, follows:

	December 31,	
	2024	2023
Ratio of ACLL to the end of period loans, net of deferred fees and costs	1.04%	1.06%
Ratio of net charge-offs to average loans, net of deferred fees and costs	0.03%	0.02%

The following table presents nonaccrual loans, by class, as of the dates indicated:

	December 31, 2024			December 31, 2023		
	With No Allowance	With an Allowance	Total	With No Allowance	With an Allowance	Total
Commercial Real Estate						
Commercial real estate owner-occupied	$ 2,013	$ 209	$ 2,222	$ 2,177	$ 231	$ 2,408
Commercial Non Real Estate						
Commercial and industrial	-	-	-	-	221	221
Total	$ 2,013	$ 209	$ 2,222	$ 2,177	$ 452	$ 2,629

The following tables present the aging of past due loans, by loan pool, as of the dates indicated.

December 31, 2024	Accruing Current Loans	Accruing Loans 30 – 89 Days Past Due	Accruing Loans 90 or More Days Past Due	Nonaccrual Loans	Total Loans	Accruing and Nonaccrual 90 or More Days Past Due
Real Estate Construction						
Construction, 1-4 family residential	$ 16,162	$ -	$ -	$ -	$ 16,162	$ -
Construction, other	34,636	-	-	-	34,636	-
Consumer Real Estate						
Equity line	22,551	67	-	-	22,618	-
Residential closed-end first liens	170,110	949	323	-	171,382	323
Residential closed-end junior liens	8,565	9	-	-	8,574	-
Investor-owned residential real estate	104,756	347	178	-	105,281	178
Commercial Real Estate						
Multifamily residential real estate	143,444	186	-	-	143,630	-
Commercial real estate owner-occupied	138,284	147	-	2,222	140,653	209
Commercial real estate, other	193,249	546	-	-	193,795	-
Commercial Non Real Estate						
Commercial and industrial	51,547	253	44	-	51,844	44
Public Sector and IDA						
States and political subdivisions	57,171	-	-	-	57,171	-
Consumer Non Real Estate						
Credit cards	4,696	2	-	-	4,698	-
Automobile	12,802	193	-	-	12,995	-
Other consumer loans	24,921	250	3	-	25,174	3
Total	$ 982,894	$ 2,949	$ 548	$ 2,222	$ 988,613	$ 757

December 31, 2023	Accruing Current Loans	Accruing Loans 30 – 89 Days Past Due	Accruing Loans 90 or More Days Past Due	Nonaccrual Loans	Total Loans	Accruing and Nonaccrual 90 or More Days Past Due
Real Estate Construction						
Construction, 1-4 family residential	$ 13,442	$ -	$ -	$ -	$ 13,442	$ -
Construction, other	41,916	21	-	-	41,937	-
Consumer Real Estate						
Equity line	17,178	104	-	-	17,282	-
Residential closed-end first liens	124,886	662	131	-	125,679	131
Residential closed-end junior liens	5,027	12	-	-	5,039	-
Investor-owned residential real estate	93,564	-	-	-	93,564	-
Commercial Real Estate						
Multifamily residential real estate	119,052	195	-	-	119,247	-
Commercial real estate owner-occupied	114,477	336	-	2,408	117,221	231
Commercial real estate, other	182,662	-	-	-	182,662	-
Commercial Non Real Estate						
Commercial and industrial	41,249	57	28	221	41,555	28
Public Sector and IDA						
States and political subdivisions	60,551	-	-	-	60,551	-
Consumer Non Real Estate						
Credit cards	4,648	17	3	-	4,668	3
Automobile	12,126	135	-	-	12,261	-
Other consumer loans	21,934	107	26	-	22,067	26
Total	$ 852,712	$ 1,646	$ 188	$ 2,629	$ 857,175	$ 419

Collateral Dependent Loans

Loans are collateral dependent when repayment is expected substantially through the operation or sale of the collateral and the borrower is experiencing financial difficulty. Collateral dependent loans are individually evaluated. The Company measures the ACL on collateral dependent loans based upon the fair value of the collateral, as permitted by ASU 2016-13. Fair value of the collateral is adjusted for liquidation costs/discounts. If the fair value of the collateral falls below the amortized cost of the loan, the shortfall is recognized in the ACLL. If the fair value of the collateral exceeds the amortized cost, no ACL is required.

As of December 31, 2024, three of the Company's individually evaluated loans were considered collateral dependent, and all are secured by real estate. The following table provides details on collateral dependent loans as of the dates indicated:

	December 31, 2024		December 31, 2023	
	Balance	Related Allowance	Balance	Related Allowance
Consumer Real Estate				
Residential closed-end first lien	$ -	$ -	$ 7	$ -
Commercial Real Estate				
Commercial real estate, owner occupied	8,387	-	2,177	-
Commercial real estate, other	872	-	-	-
Total Loans	$ 9,259	$ -	$ 2,184	$ -

Credit Quality

The Company categorizes loans by risk based on relevant information about the ability of borrowers to service their debt, including: collateral and financial information, historical payment experience, credit documentation and current economic trends, among other factors. At origination, each loan is assigned a risk rating. Ongoing analysis of the loan portfolio adjusts risk ratings on an individual loan basis to reflect updated information. General descriptions of risk ratings are as follows:

- Pass: loans with acceptable credit quality are rated pass.
- Special mention: loans with potential weaknesses due to challenging economic or financial conditions are rated special mention.
- Classified: loans with well-defined weaknesses that heighten the risk of default are rated classified.

The following table presents the amortized cost basis of the loan portfolio, by year of origination, loan class, and credit quality, as of the date indicated.

	Term Loans Amortized Cost Basis by Origination Year							Revolving Loans Converted to Term	
December 31, 2024	**Prior**	**2020**	**2021**	**2022**	**2023**	**2024**	**Revolving**	**to Term**	**Total**
Construction, residential									
Pass	$ -	$ -	$ 0	$ 337	$ 2,312	$ 3,328	$ 10,185	$ -	$ 16,162
Construction, other									
Pass	$ 2,938	$ 1,138	$ 805	$ 10,795	$ 8,669	$ 6,194	$ 4,097	$ -	$ 34,636
Equity lines									
Pass	$ 363	$ 249	$ 387	$ 470	$ 816	$ 402	$ 19,894	$ 12	$ 22,593
Classified	-	-	-	-	-	-	25	-	25
Total	$ 363	$ 249	$ 387	$ 470	$ 816	$ 402	$ 19,919	$ 12	$ 22,618
Residential closed-end first liens									
Pass	$ 42,211	$ 18,111	$ 33,630	$ 35,557	$ 21,593	$ 18,991	$ -	$ 303	$ 170,396
Special Mention	367	-	-	-	-	-	-	-	367
Classified	441	-	-	178	-	-	-	-	619
Total	$ 43,019	$ 18,111	$ 33,630	$ 35,735	$ 21,593	$ 18,991	$ -	$ 303	$ 171,382
Residential closed-end junior liens									
Pass	$ 1,596	$ -	$ 277	$ 2,048	$ 1,597	$ 3,004	$ 31	$ 21	$ 8,574
Investor-owned residential real estate									
Pass	$ 28,919	$ 22,946	$ 19,280	$ 16,242	$ 8,175	$ 3,266	$ 1,907	$ 3,668	$ 104,403
Special Mention	-	-	-	138	-	-	-	-	138
Classified	740	-	-	-	-	-	-	-	740
Total	$ 29,659	$ 22,946	$ 19,280	$ 16,380	$ 8,175	$ 3,266	$ 1,907	$ 3,668	$ 105,281
Multifamily residential real estate									
Pass	$ 39,665	$ 2,055	$ 39,879	$ 40,198	$ 8,470	$ 13,205	$ 158	$ -	$ 143,630
Commercial real estate, owner occupied									
Pass	$ 52,916	$ 24,539	$ 7,432	$ 28,753	$ 10,351	$ 3,810	$ 3,422	$ 83	$ 131,306
Special mention	6,375	-	-	-	-	-	-	-	6,375
Classified	2,222	738	-	-	-	-	12	-	2,972
Total	$ 61,513	$ 25,277	$ 7,432	$ 28,753	$ 10,351	$ 3,810	$ 3,434	$ 83	$ 140,653
Commercial real estate, other									
Pass	$ 90,358	$ 17,919	$ 36,777	$ 23,775	$ 16,990	$ 5,583	$ 1,703	$ -	$ 193,105
Classified	690	-	-	-	-	-	-	-	690
Total	$ 91,048	$ 17,919	$ 36,777	$ 23,775	$ 16,990	$ 5,583	$ 1,703	$ -	$ 193,795
Commercial and industrial									
Pass	$ 6,437	$ 2,070	$ 11,849	$ 5,528	$ 5,903	$ 8,407	$ 11,644	$ -	$ 51,838
Classified	-	-	-	6	-	-	-	-	6
Total	$ 6,437	$ 2,070	$ 11,849	$ 5,534	$ 5,903	$ 8,407	$ 11,644	$ -	$ 51,844
YTD gross charge-offs	$ 125	$ -	$ -	$ -	$ -	$ 22	$ 19	$ -	$ 166
Public sector and IDA									
Pass	$ 19,309	$ 218	$ 25,232	$ 5,922	$ 6,490	$ -	$ -	$ -	$ 57,171
Credit cards									
Pass	$ -	$ -	$ -	$ -	$ -	$ -	$ 4,698	$ -	$ 4,698
YTD gross charge-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ 53	$ -	$ 53
Automobile									
Pass	$ 36	$ 243	$ 727	$ 1,640	$ 4,474	$ 5,832	$ -	$ -	$ 12,952
Special Mention	-	-	-	-	4	-	-	-	4
Classified	-	-	-	-	28	11	-	-	39
Total	$ 36	$ 243	$ 727	$ 1,640	$ 4,506	$ 5,843	$ -	$ -	$ 12,995
YTD gross charge-offs	$ -	$ -	$ 6	$ 14	$ 16	$ 11	$ -	$ -	$ 47
Other consumer									
Pass	$ 184	$ 401	$ 874	$ 2,274	$ 4,804	$ 15,846	$ 760	$ -	$ 25,143
Special Mention	-	-	1	-	-	9	-	-	10
Classified	-	-	-	2	14	5	-	-	21
Total	$ 184	$ 401	$ 875	$ 2,276	$ 4,818	$ 15,860	$ 760	$ -	$ 25,174
YTD gross charge-offs	$ -	$ 4	$ 15	$ 19	$ 94	$ 121	$ -	$ -	$ 253
Total Loans									
Pass	$ 284,932	$ 89,889	$ 177,149	$ 173,539	$ 100,644	$ 87,868	$ 58,499	$ 4,087	$ 976,607
Special Mention	6,742	-	1	138	4	9	-	-	6,894
Classified	4,093	738	-	186	42	16	37	-	5,112
Total	$ 295,767	$ 90,627	$ 177,150	$ 173,863	$ 100,690	$ 87,893	$ 58,536	$ 4,087	$ 988,613
YTD gross charge-offs	$ 125	$ 4	$ 21	$ 33	$ 110	$ 154	$ 72	$ -	$ 519

The following table presents the recorded investment of collectively evaluated loans by loan pool and credit quality as of the date indicated.

December 31, 2023		Prior		2019		2020		2021		2022		2023		Revolving		Revolving Loans Converted to Term		Total
					Term Loans Amortized Cost Basis by Origination Year													
Construction, residential																		
Pass	$	-	$	-	$	246	$	158	$	3,275	$	5,157	$	4,606	$	-	$	13,442
Construction, other																		
Pass	$	2,741	$	1,094	$	1,305	$	12,671	$	17,397	$	4,884	$	1,559	$	-	$	41,651
Classified		-		-		-		286		-		-		-		-		286
Total	$	2,741	$	1,094	$	1,305	$	12,957	$	17,397	$	4,884	$	1,559	$	-	$	41,937
Equity lines																		
Pass	$	51	$	-	$	-	$	-	$	-	$	-	$	17,182	$	-	$	17,233
Classified		-		-		-		-		-		-		49		-		49
Total	$	51	$	-	$	-	$	-	$	-	$	-	$	17,231	$	-	$	17,282
Residential closed-end first liens																		
Pass	$	32,404	$	5,806	$	14,634	$	31,414	$	29,787	$	11,208	$	-	$	-	$	125,253
Classified		426		-		-		-		-		-		-		-		426
Total	$	32,830	$	5,806	$	14,634	$	31,414	$	29,787	$	11,208	$	-	$	-	$	125,679
YTD gross charge-offs	$	-	$	-	$	17	$	-	$	-	$	-	$	-	$	-	$	17
Residential closed-end junior liens																		
Pass	$	1,499	$	116	$	-	$	172	$	1,387	$	1,850	$	-	$	15	$	5,039
Investor-owned residential real estate																		
Pass	$	24,556	$	5,162	$	23,649	$	19,062	$	14,166	$	4,880	$	1,283	$	98	$	92,856
Classified		708		-		-		-		-		-		-		-		708
Total	$	25,264	$	5,162	$	23,649	$	19,062	$	14,166	$	4,880	$	1,283	$	98	$	93,564
Multifamily residential real estate																		
Pass	$	40,092	$	1,806	$	2,148	$	40,544	$	25,681	$	8,850	$	126	$	-	$	119,247
Commercial real estate, owner occupied																		
Pass	$	41,573	$	11,091	$	23,407	$	4,792	$	16,720	$	7,914	$	2,919	$	-	$	108,416
Special mention		6,396		-		-		-		-		-		-		-		6,396
Classified		2,409		-		-		-		-		-		-		-		2,409
Total	$	50,378	$	11,091	$	23,407	$	4,792	$	16,720	$	7,914	$	2,919	$	-	$	117,221
Commercial real estate, other																		
Pass	$	68,889	$	21,841	$	19,098	$	36,157	$	22,697	$	13,279	$	701	$	-	$	182,662
Commercial and industrial																		
Pass	$	6,004	$	438	$	1,060	$	12,667	$	6,954	$	6,938	$	7,267	$	-	$	41,328
Classified		220		-		-		-		7		-		-		-		227
Total	$	6,224	$	438	$	1,060	$	12,667	$	6,961	$	6,938	$	7,267	$	-	$	41,555
YTD gross charge-offs	$	-	$	12	$	-	$	-	$	-	$	12	$	190	$	-	$	214
Public sector and IDA																		
Pass	$	20,817	$	-	$	235	$	26,702	$	6,335	$	6,462	$	-	$	-	$	60,551
Credit cards																		
Pass	$	-	$	-	$	-	$	-	$	-	$	-	$	4,668	$	-	$	4,668
YTD gross charge-offs	$	-	$	-	$	-	$	-	$	-	$	-	$	39	$	-	$	39
Automobile																		
Pass	$	78	$	204	$	563	$	1,619	$	2,750	$	7,047	$	-	$	-	$	12,261
YTD gross charge-offs	$	-	$	3	$	-	$	1	$	38	$	-	$	-	$	-	$	42
Other Consumer																		
Pass	$	93	$	334	$	811	$	1,943	$	5,815	$	12,356	$	672	$	-	$	22,024
Special mention		-		-		-		-		-		17		-		-		17
Classified		-		-		-		-		11		15		-		-		26
Total	$	93	$	334	$	811	$	1,943	$	5,826	$	12,388	$	672	$	-	$	22,067
YTD gross charge-offs	$	-	$	-	$	-	$	19	$	52	$	95	$	-	$	-	$	166
Total Loans																		
Pass	$	238,797	$	47,892	$	87,156	$	187,901	$	152,964	$	90,825	$	40,983	$	113	$	846,631
Special mention		6,396		-		-		-		-		17		-		-		6,413
Classified		3,763		-		-		286		18		15		49		-		4,131
Total	$	248,956	$	47,892	$	87,156	$	188,187	$	152,982	$	90,857	$	41,032	$	113	$	857,175
YTD gross charge-offs	$	-	$	15	$	17	$	20	$	90	$	107	$	229	$	-	$	478

Loan Modifications to Borrowers Experiencing Financial Difficulty

The Company modifies loans for a variety of reasons. At the date of modification, the Company assesses whether the borrower is experiencing financial difficulty. If the borrower is experiencing financial difficulty, the loan's risk rating is evaluated and adjusted to special mention or classified, as determined appropriate. If the loan exceeds $400, if it is placed in nonaccrual, or if foreclosure is probable, the loan is individually evaluated for the ACLL. The Company modified one loan to a borrower experiencing financial difficulty during the year ended December 31, 2024. The following table presents information on the modification.

December 31, 2024	Amortized Cost Basis	% of Class	Type of Modification	Financial Effect
Commercial Real Estate				
Commercial real estate owner-occupied	$ 6,396	4.48%	Interest only payments	3 months of interest only payments, following which the balance will be re-amortizd to contractual maturity

The Company closely monitors the performance of modified loans to borrowers experiencing financial difficulty. As of December 31, 2024, the loan was in current status, risk rated special mention and individually evaluated using the fair value of collateral method, resulting in no specific reserve.

The Company modified one loan to a borrower experiencing financial difficulty during the year ended December 31, 2023. The following table presents information on the modification.

December 31, 2023	Amortized Cost Basis	% of Class	Type of Modification	Financial Effect
Commercial Real Estate				
Commercial real estate owner-occupied	$ 6,396	5.46%	Interest only payments	6 months of interest only payments, after which remaining balance will be re-amortized to the contractual maturity date.

As of December 31, 2023, the loan was in current status, was rated special mention and individually evaluated using the discounted cash flow method, resulting in a specific reserve of $347.

The Company analyzed its modified loan portfolio for loans that defaulted during the 12 month period ended December 31, 2024, and that were modified within 12 months prior. The Company designates three circumstances that indicate default: one or more payments that occur more than 90 days past the due date, charge-off, or foreclosure after the date of modification. There were no loans to borrowers experiencing financial difficulty that defaulted during the year ended December 31, 2024 or December 31, 2023 and were modified in the twelve months prior.

ACL on Unfunded Commitments

The following table presents information on the ACL for unfunded commitments for the years ended December 31, 2024 and December 31, 2023:

Allowance for Credit Losses on Unfunded Commitments	
Balance, December 31, 2022	$ 35
Adoption of ASU 2016-13	207
Provision for credit losses	$ 17
Balance, December 31, 2023	$ 259
Recovery of credit losses	(15)
FCB acquisition	7
Balance, December 31, 2024	$ **251**

Note 6: Premises and Equipment

A summary of the cost and accumulated depreciation of premises and equipment as of the dates indicated, follows:

	December 31,	
	2024	**2023**
Premises	$ 21,330	$ 15,724
Furniture and equipment	7,078	7,862
Premises and equipment	28,408	23,586
Accumulated depreciation	(11,530)	(12,477)
Premises and equipment, net	$ 16,878	$ 11,109

Depreciation expense for the years ended December 31, 2024 and 2023 amounted to $900 and $754, respectively.

Premises includes construction in process. The amount for a new location in Roanoke, Virginia included in construction in process totaled $4,387 as of December 31, 2024 and $1,822 as of December 31, 2023. The Company expects the building will be completed and placed in service during the first quarter of 2025.

Note 7: Deposits

The aggregate amounts of time deposits in denominations of $250 or more as of December 31, 2024 and 2023 were $87,639 and $65,777, respectively. As of December 31, 2024, the scheduled maturities of time deposits are as follows:

Year of Maturity	**Time Deposits**
2025	$ 297,330
2026	4,683
2027	4,318
2028	2,552
2029	3,084
Thereafter	647
Total time deposits	$ 312,614

As of December 31, 2024 and 2023, overdraft demand deposits reclassified to loans totaled $383 and $237, respectively. There were no deposit relationships that exceed 5% of total deposits.

Note 8: Employee Benefit Plans

401(k) Plan

The Company has a Retirement Accumulation Plan qualifying under Internal Revenue Code Section 401(k), in which NBB and NBFS are participating employers. Eligible participants may contribute up to 100% of their total annual compensation to the plan, subject to certain limits based on federal tax laws. Employee contributions are matched by the employer based on a percentage of an employee's total annual compensation contributed to the plan. For the years ended December 31, 2024 and 2023, the Company contributed $476 and $446, respectively, included in salaries and employee benefits expense in the Consolidated Statements of Income.

Employee Stock Ownership Plan

The Company has a non-leveraged Employee Stock Ownership Plan ("ESOP") which enables employees of NBI and its subsidiaries who have one year of service and who have attained the age of 21 prior to the plan's January 1 and July 1 enrollment dates to own NBI common stock. Contributions to the ESOP, which are not mandatory, are determined annually by the NBI Board of Directors. Contribution expense amounted to $300 for the year ended December 31, 2024 and $300 for the year ended December 31, 2023. Dividends on ESOP shares are charged to retained earnings. As of December 31, 2024, the number of shares held by the ESOP was 186,565. All shares held by the ESOP are treated as outstanding in computing the Company's basic net income per share. Upon reaching age 55 with 10 years of plan participation, a vested participant has the right to diversify 50% of his or her allocated ESOP shares, and NBI or the ESOP, with the agreement of the trustee, is obligated to purchase those shares. The ESOP contains a put option which allows a withdrawing participant to require the Company or the ESOP, if the plan administrator agrees, to purchase his or her allocated shares if the shares are not readily tradable on an established market at the time of distribution.

Salary Continuation Plan

The Company has a non-qualified Salary Continuation Plan for certain key officers. The plan provides the participating officers with supplemental retirement income, payable for the greater of 15 years after retirement or the officer's lifetime. The associated liability, included in other liabilities in the Consolidated Balance Sheets, was $3,445 as of December 31, 2024 and $3,371 as of December 31, 2023. The expense accrued for the plans in 2024 and 2023, based on the present value of the retirement benefits, amounted to $358 and $317, respectively, included in salaries and employee benefits expense on the Consolidated Statements of Income. The plan is unfunded. However bank-owned life insurance has been acquired on the life of the key employees in amounts sufficient to discharge the obligations of the agreement.

Defined Benefit Plan

The Company's defined benefit pension plan covers substantially all employees. The plan benefit formula is based upon the length of service of retired employees and a percentage of qualified W-2 compensation during their final years of employment. Information pertaining to activity in the plan during the years indicated, is as follows:

| | December 31, | |
	2024	2023
Change in benefit obligation		
Projected benefit obligation at beginning of year	$ 25,750	$ 23,128
Service cost [1]	1,042	813
Interest cost [2]	1,206	1,091
Actuarial (gain) loss [3]	(842)	1,542
Benefits paid	(1,096)	(824)
Projected benefit obligation at end of year	$ 26,060	$ 25,750
Change in plan assets		
Fair value of plan assets at beginning of year	$ 32,509	$ 29,746
Actual return on plan assets	4,795	3,587
Employer contribution	3,000	–
Benefits paid	(1,096)	(824)
Fair value of plan assets at end of year	$ 39,208	$ 32,509
Funded status at the end of the year	$ 13,148	$ 6,759
Amounts recognized in the Consolidated Balance Sheet		
Deferred tax liabilities	$ (2,761)	$ (1,419)
Other assets	13,148	6,759
Total amounts recognized in the Consolidated Balance Sheet	$ 10,387	$ 5,340
Amounts recognized in accumulated other comprehensive loss, net		
Net loss (gain)	$ 415	$ (2,924)
Deferred tax (liability) asset	(87)	614
Amount recognized	$ 328	$ (2,310)
Accrued/Prepaid benefit cost, net		
Benefit obligation	$ (26,060)	$ (25,750)
Fair value of assets	39,208	32,509
Unrecognized net actuarial (gain) loss	(415)	2,924
Deferred tax liability	(2,674)	(2,033)
Prepaid benefit cost included in other assets	$ 10,059	$ 7,650
Components of net periodic benefit cost		
Service cost [1]	$ 1,042	$ 813
Interest cost [2]	1,206	1,091
Expected return on plan assets [2]	(2,431)	(2,070)
Recognized net actuarial loss [2]	134	69
Net periodic benefit cost	$ (49)	$ (97)
Other changes in plan assets and benefit obligations recognized in other comprehensive income		
Net gain	$ (3,339)	$ (44)
Deferred income tax expense	701	9
Total recognized	$ (2,638)	$ (35)
Total recognized in net periodic benefit cost and other comprehensive income	$ (3,388)	$ (141)
Weighted average assumptions at end of the year		
Discount rate used for net periodic pension cost	4.75%	5.00%
Discount rate used for disclosure	5.50%	4.75%
Expected return on plan assets	7.50%	7.50%
Rate of compensation increase	4.00%	3.00%

(1) Cost is included in salaries and employee benefits expense on the Consolidated Statements of Income.
(2) Cost is included in other operating expense on the Consolidated Statements of Income.
(3) Please see table below for detail on the components of actuarial (gain) loss.

The following table presents the components of actuarial (gain) loss:

| Components of actuarial loss (gain) | For the Year Ended December 31, | |
	2024	2023
Loss due to demographic changes	$ 727	$ 934
Gain due to change in mortality table	-	(291)
(Gain) loss due to change in discount rate	(2,691)	899
Loss due to change in rate of compensation increase	1,122	-
Actuarial (gain) loss	(842)	1,542
Gain due to asset return	(2,364)	(1,517)
Actuarial (gain) loss with asset return	$ (3,206)	$ 25

Long-Term Rate of Return

The Company, as plan sponsor, selects the expected long-term rate-of-return-on-assets assumption in consultation with its investment advisors and actuary. This rate is intended to reflect the average rate of earnings expected to be earned on the funds invested or to be invested to provide plan benefits. Historical performance is reviewed, especially with respect to real rates of return (net of inflation), for the major asset classes held or anticipated to be held by the trust, and for the trust itself. Undue weight is not given to recent experience, which may not continue over the measurement period, but higher significance is placed on current forecasts of future long-term economic conditions.

Because assets are held in a qualified trust, anticipated returns are not reduced for taxes. Further, and solely for this purpose, the plan is assumed to continue in force and not terminate during the period during which assets are invested. However, consideration is given to the potential impact of current and future investment policy, cash flow into and out of the trust, and expenses (both investment and non-investment) typically paid from plan assets (to the extent such expenses are not explicitly estimated within periodic cost).

The Company's Pension Administrative Committee Policy (the "Policy") sets requirements for monitoring the investment management of its qualified plans. The Policy includes a statement of general investment principles and a listing of specific investment guidelines, to which the committee may make documented exceptions. The guidelines state that, unless otherwise indicated, all investments that are permitted under the prudent investor rule shall be permissible investments for the defined benefit pension plan. All plan assets are to be invested in marketable securities. Certain investments are prohibited, including commodities and future contracts, private placements, repurchase agreements, options and derivatives. The Policy establishes quality standards for fixed income investments and mutual funds included in the pension plan trust. The Policy also outlines diversification standards.

The preferred target allocation for the assets of the defined benefit pension plan is 65% in equity securities and 35% in fixed income securities. Equity securities include investments in large-cap and mid-cap companies primarily located in the United States, although a small number of international large-cap companies are included. There are also investments in mutual funds holding the equities of large-cap and mid-cap U.S. companies. Fixed income securities include U.S. government agency securities and corporate bonds from companies representing diversified industries. There are no investments in hedge funds, private equity funds or real estate. The Company's required minimum pension contribution for 2025 has not yet been determined. Fair value measurements of the pension plan's assets as of the dates indicated are presented below:

| Asset Category | Fair Value Measurements as of December 31, 2024 | | | |
	Total	Level 1	Level 2	Level 3
Cash	$ 1,228	$ 1,228	$ -	$ -
Equity securities:				
U. S. companies	21,373	21,373	-	-
International companies	200	200	-	-
Equities mutual funds [1]	6,532	6,532	-	-
State and political subdivisions	50	-	50	-
Corporate bonds – investment grade [2]	9,825	-	9,825	-
Total pension plan assets	$ 39,208	$ 29,333	$ 9,875	$ -

Asset Category	Total		Level 1		Level 2		Level 3	
			Fair Value Measurements as of December 31, 2023					
Cash	$	867	$	867	$	-	$	-
Equity securities:								
U. S. companies		17,540		17,540		-		-
International companies		400		400		-		-
Equities mutual funds [1]		6,098		6,098		-		-
State and political subdivisions		51		-		51		-
Corporate bonds – investment grade [2]		7,553		-		7,553		-
Total pension plan assets	$	32,509	$	24,905	$	7,604	$	-

(1) This category comprises actively managed equity funds invested in large-cap and mid-cap U.S. companies.
(2) This category represents investment grade bonds of U.S. issuers from diverse industries.

Estimated future benefit payments, which reflect expected future service, as appropriate, as of December 31, 2024 are as follows:

Year	Estimated Benefit Payment	
2025	$	4,292
2026	$	1,428
2027	$	1,743
2028	$	1,869
2029	$	2,883
2030 - 2034	$	12,072

Note 9: Income Taxes

The Company files United States federal income tax returns, and Virginia, West Virginia and North Carolina state income tax returns. With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2021. Allocation of income tax expense between current and deferred portions for the period indicated is as follows:

	Year Ended December 31,			
	2024		2023	
Current	$	2,383	$	2,234
Deferred tax (benefit) expense		(884)		750
Total income tax expense	$	1,499	$	2,984

The following reconciles the "expected" income tax expense, computed by applying the U.S. federal income tax rate of 21% to income before tax expense, with the reported income tax expense as of the period indicated:

	Year Ended December 31,			
	2024		2023	
Computed "expected" income tax expense	$	1,916	$	3,922
Tax-exempt interest income		(766)		(705)
Nondeductible interest expense		291		181
Other, net [1]		58		(414)
Reported income tax expense	$	1,499	$	2,984

(1) Other differences stem primarily from BOLI income, non-deductible merger expenses, amortization of municipal bond premiums and dividends paid to the Company's employee stock ownership program.

The components of net deferred tax assets, included in other assets as of the dates indicated, are as follows:

	December 31,	
	2024	2023
Deferred tax assets:		
Allowance for credit losses and deferred fees and costs	$ **2,407**	$ 2,155
Defined benefit pension plan	**-**	614
Deferred compensation and other liabilities	**1,171**	889
Net unrealized loss on securities available for sale	**16,506**	16,629
Accrued expense	**2**	-
Lease accounting	**275**	237
Unvested stock-based compensation	**5**	5
Fair value adjustments to acquired assets	**1,562**	-
Net operating loss of FCB, acquired	**130**	-
Total deferred tax assets	$ **22,058**	$ 20,529
Deferred tax liabilities:		
Defined benefit pension plan	$ **(87)**	-
Fixed assets	**(857)**	(597)
Goodwill	**(1,228)**	(1,228)
Core deposit intangibles	**(391)**	-
Defined benefit pension plan, prepaid portion	**(2,674)**	(2,034)
Lease accounting	**(269)**	(230)
Discount accretion of securities	**(175)**	(122)
Total deferred tax liabilities	**(5,681)**	(4,211)
Net deferred tax assets	$ **16,377**	$ 16,318

The Company determined that no valuation allowance for gross deferred tax assets was necessary as of December 31, 2024 and 2023.

Note 10: Restrictions on Dividends

The Company's principal source of funds for dividend payments is dividends received from its subsidiary bank. For the years ended December 31, 2024 and 2023, dividends received from the subsidiary bank were $20,000 and $12,000, respectively.

Substantially all of NBI's retained earnings are undistributed earnings of its sole banking subsidiary, which are restricted by various regulations administered by federal bank regulatory agencies. Bank regulatory agencies restrict, unless prior approval is obtained, the total dividend payments of a bank in any calendar year to the bank's retained net income of that year to date, as defined, combined with its retained net income of the preceding two years, less any dividends paid. During 2024 and 2023, the Bank applied to its primary regulator and was approved to dividend to NBI an amount in excess of the regulatory maximum. The purpose in the excess dividend was to provide cash to pay regular dividends and a special one-time dividend in 2023, and provide operating cash for NBI. As of December 31, 2024, NBB has paid dividends in excess of the regulatory maximum in the amount of $5,743. The Bank remains in a highly capitalized position and the Company intends to request approval for additional dividends in 2025.

Note 11: Minimum Regulatory Capital Requirement

Under the Federal Reserve's Small Bank Holding Company Policy Statement, the Company is exempt from reporting consolidated regulatory capital ratios and from minimum regulatory capital requirements.

NBB is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on NBI's and NBB's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, NBB must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by regulators about components, risk weightings, and other factors.

The Bank is subject to the Basel III Capital Rules as applied by the Office of the Comptroller of the Currency. The Basel III Capital Rules require the Bank to comply with minimum capital ratios plus a "capital conservation buffer" designed to absorb losses during periods of economic stress. The rules set forth minimum amounts and ratios for CET1 capital, Tier 1 capital and total capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to adjusted quarterly average assets (as defined).

NBB's CET1 capital includes common stock and related surplus and retained earnings. The Basel III Capital Rules provide an option to exclude components of accumulated other comprehensive loss from CET1 capital. NBB elected to exclude components of accumulated other comprehensive loss from CET1 capital.

Tier 1 Capital includes CET1 capital and additional Tier 1 capital components. As of December 31, 2024 and 2023, NBB did not hold any additional Tier 1 capital beyond CET1 capital. Total capital includes Tier 1 capital and Tier 2 capital. Tier 2 capital includes the allowance for credit losses. NBB's risk-weighted assets were $1,232,207 as of December 31, 2024 and $1,082,158 as of December 31, 2023. Management believes, as of December 31, 2024 and 2023, that NBB met all capital adequacy requirements to which it is subject.

As of December 31, 2024, the most recent notifications from the Office of the Comptroller of the Currency categorized NBB as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based, CET1 risk-based and Tier 1 leverage ratios, as set forth in the following tables. There are no conditions or events since these notifications that management believes have changed NBB's category.

NBB's capital amounts and ratios as of the dates indicated are presented in the following tables.

December 31, 2024	Actual		Minimum Capital Requirement[1]		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (to Risk Weighted Assets)	$ 198,841	16.14%	$ 129,382	10.50%	$ 123,221	10.00%
Tier 1 Capital (to Risk Weighted Assets)	$ 188,329	15.28%	$ 104,738	8.50%	$ 98,577	8.00%
Common Equity Tier 1 Capital (to Risk Weighted Assets)	$ 188,329	15.28%	$ 86,254	7.00%	$ 80,093	6.50%
Tier 1 Capital (to Average Assets)	$ 188,329	10.25%	$ 73,493	4.00%	$ 91,866	5.00%

December 31, 2023	Actual		Minimum Capital Requirement[1]		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (to Risk Weighted Assets)	$ 195,782	18.09%	$ 113,627	10.50%	$ 108,216	10.00%
Tier 1 Capital (to Risk Weighted Assets)	$ 186,429	17.23%	$ 91,983	8.50%	$ 86,573	8.00%
Common Equity Tier 1 Capital (to Risk Weighted Assets)	$ 186,429	17.23%	$ 75,751	7.00%	$ 70,340	6.50%
Tier 1 Capital (to Average Assets)	$ 186,429	11.05%	$ 67,491	4.00%	$ 84,364	5.00%

(1) Except with regard to NBB's Tier 1 capital to average assets ratio, the minimum capital requirement includes the Basel III Capital Rules' capital conservation buffer (2.50%) which is added to the minimum capital requirements for capital adequacy purposes. NBB's capital conservation buffer consists of additional CET1 above regulatory minimum requirement. Failure to maintain the prescribed levels would result in limitations on capital distributions and discretionary bonuses to executives.

Note 12: Condensed Financial Statements of Parent Company

Financial information pertaining only to NBI (Parent) as of the dates and for the years indicated, is as follows:

Condensed Balance Sheets

		December 31,		
		2024		**2023**
Assets				
Cash due from subsidiaries	$	15,993	$	11,010
Investments in subsidiaries		140,234		129,731
Refundable income taxes		473		–
Other assets		760		655
Total assets	$	157,460	$	141,396
Liabilities and Stockholders' Equity				
Other liabilities	$	1,051	$	874
Stockholders' equity		156,409		140,522
Total liabilities and stockholders' equity	$	157,460	$	141,396

Condensed Statements of Income

		Year Ended December 31,		
		2024		**2023**
Income				
Dividends from subsidiaries	$	20,000	$	12,000
Gain on sale of private equity investment		–		232
Total income		20,000		12,232
Expenses				
Other expenses		4,461		2,142
Income before income tax benefit and equity in undistributed net income of subsidiaries		15,539		10,090
Applicable income tax benefit		804		499
Income before (deficit) equity in undistributed net income of subsidiaries		16,343		10,589
(Deficit) equity in undistributed net income of subsidiaries		(8,720)		5,102
Net income	$	7,623	$	15,691

Condensed Statements of Cash Flows

		Year Ended December 31,		
		2024		**2023**
Cash Flows from Operating Activities				
Net income	$	7,623	$	15,691
Adjustments to reconcile net income to net cash provided by operating activities:				
Deficit (equity) in undistributed net income of subsidiaries		8,720		(5,102)
Net change in refundable income taxes due from subsidiaries		(473)		70
Net change in other assets		250		38
Net change in other liabilities		177		170
Net cash provided by operating activities		16,297		10,867
Cash Flows from Investing Activities				
Cash paid in acquisition		(2,050)		–
Net cash used in investing activities		(2,050)		–
Cash Flows from Financing Activities				
Cash dividends paid		(9,264)		(14,784)
Net cash used in financing activities		(9,264)		(14,784)
Net change in cash		4,983		(3,917)
Cash due from subsidiaries at beginning of year		11,010		14,927
Cash due from subsidiaries at end of year	$	15,993	$	11,010

Note 13: Financial Instruments with Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and interest rate locks. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

The Company's exposure to credit loss, in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit, is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Company may require collateral or other security to support the following financial instruments with credit risk.

The following table presents the unfunded balance of financial instruments that pose credit risk as of the dates indicated:

	December 31,	
	2024	2023
Commitments to extend credit	$ 248,661	$ 220,656
Standby letters of credit	21,081	20,711
Mortgage loans sold with potential recourse	10,303	7,325

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Company, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines of credit, revolving credit lines, and overdraft protection agreements are commitments for possible future extensions of credit. Some of these commitments are uncollateralized and do not contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

The Company originates mortgage loans for sale to secondary market investors subject to contractually specified and limited recourse provisions. In 2024, the Company originated $10,516 and sold $10,471 mortgage loans to investors, compared with $7,624 originated and $7,325 sold in 2023. Every contract with each investor contains certain recourse language. In general, the Company may be required to repurchase a previously sold mortgage loan if there is major noncompliance with defined loan origination or documentation standards, including fraud, negligence or material misstatement in the loan documents. Repurchase may also be required if necessary governmental loan guarantees are canceled or never issued, or if an investor is forced to buy back a loan after it has been resold as a part of a loan pool. In addition, the Company may have an obligation to repurchase a loan if the mortgagor defaults early in the loan term. This potential default period is approximately 12 months after sale of a loan to the investor.

As of December 31, 2024, the Company had locked-rate commitments to originate mortgage loans of $140 and loans held for sale of $619. Risks arise from the possible inability of counterparties to meet the terms of their contracts. The Company does not expect any counterparty to fail to meet its obligations.

The Company maintains cash accounts in other commercial banks. The Company had $2,523 in deposits with correspondent institutions as of December 31, 2024 that were not insured by the FDIC.

Note 14: Concentrations of Credit Risk

The Company does a general banking business, serving the commercial and personal banking needs of its customers. NBB's primary service area is defined as the Virginia counties of Albemarle, Augusta, Bedford, Bland, Botetourt, Buchanan, Carroll, Craig, Floyd, Franklin, Giles, Grayson, Montgomery, Pulaski, Roanoke, Rockbridge, Rockingham, Russell, Tazewell, Smyth, Washington, Wythe, and the cities of Bristol, Buena Vista, Charlottesville, Galax, Harrisonburg, Lexington, Lynchburg, Radford, Roanoke, Salem, Staunton, and Waynesboro. The service area also includes the West Virginia counties of Mercer, Monroe and McDowell and the Tennessee city of Bristol and counties of Sullivan and Washington. Substantially all of NBB's loans are made in its primary service area. Additionally, the Company occasionally participates in loans in nearby higher growth metropolitan areas. Real estate mortgage loans secured by property outside NBB's primary service area are not considered an out of market exception when the customer is located within the primary service area. All other loans that are out of the primary service area and do not also have collateral within the primary service area require policy exception approval. The ultimate collectability of NBB's loan portfolio and the ability to realize the value of any underlying collateral, if needed, is influenced by the economic conditions of the market area. The Company's operating results are therefore closely correlated with the economic trends within this area.

Loans secured by residential real estate were $307,855, or approximately 31% of the portfolio, and $241,564, or 28% of the portfolio as of December 31, 2024 and 2023, respectively. Commercial real estate as of December 31, 2024 and 2023 represented approximately

48% and 49%, respectively, of the loan portfolio, at $478,078 and $419,130, respectively. Included in commercial real estate are loans for college housing and professional office buildings that comprised $191,026 and $167,794 as of December 31, 2024 and 2023, respectively, corresponding to approximately 19% of the loan portfolio as of December 31, 2024 and 20% of the loan portfolio as of December 31, 2023. Professional office buildings house a variety of businesses, including medical, dental, engineering, attorneys, and higher education. Many of the properties are mixed-use and include residential and retail space along with professional businesses.

The Company has established operating policies relating to the credit process and collateral in loan originations. Loans to purchase real and personal property are generally collateralized by the related property and with loan amounts established based on certain percentage limitations of the property's total stated or appraised value. Credit approval is primarily a function of cash flow, collateral and the evaluation of the creditworthiness of the individual borrower or project based on available financial information. Management considers the concentration of credit risk to be minimal.

Note 15: Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP requires that valuation techniques maximize the use of the observable inputs and minimize the use of the unobservable inputs. GAAP also establishes a fair value hierarchy which prioritizes the valuation inputs into three broad levels. Based on the underlying inputs, each fair value measurement in its entirety is reported in one of the three levels. These levels are:

Level 1 – Valuation is based on quoted prices in active markets for identical assets and liabilities.
Level 2 – Valuation is based on observable inputs including:
- quoted prices in active markets for similar assets and liabilities,
- quoted prices for identical or similar assets and liabilities in less active markets,
- inputs other than quoted prices that are observable, and
- model-based valuation techniques for which significant assumptions can be derived primarily from or corroborated by observable data in the market.
Level 3 – Valuation is based on model-based techniques that use one or more significant inputs or assumptions that are unobservable in the market.

Fair value is best determined by quoted market prices. However, in cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, fair value estimates may not be realized in an immediate settlement of the instrument. Accounting guidance for fair value excludes certain financial instruments and all nonfinancial instruments from disclosure requirements. Consequently, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company. The following describes the valuation techniques used by the Company to measure certain financial assets and liabilities recorded at fair value on a recurring basis in the consolidated financial statements.

Financial Instruments Measured At Fair Value on a Recurring Basis

Securities Available for Sale

Securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). If quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities for which significant assumptions are derived primarily from or corroborated by observable market data. Third party vendors compile prices from various sources and may determine the fair value of identical or similar securities by using pricing models that consider observable market data (Level 2). The carrying value of restricted Federal Reserve Bank of Richmond and FHLB stock approximates fair value based upon the redemption provisions of each entity and is therefore excluded from the following tables. The following tables present the balances of financial assets measured at fair value on a recurring basis as of the dates indicated:

December 31, 2024	Balance	Fair Value Measurement Using		
		Level 1	Level 2	Level 3
U.S. government agencies and corporations	$ 311,124	$ -	$ 311,124	$ -
States and political subdivisions	145,734	-	145,734	-
Mortgage-backed securities	138,298	-	138,298	-
Corporate debt securities	5,743	-	5,743	-
U.S. treasury	999	-	999	-
Total securities available for sale	$ 601,898	$ -	$ 601,898	$ -

December 31, 2023	Balance	Fair Value Measurement Using		
		Level 1	Level 2	Level 3
U.S. government agencies and corporations	$ 311,844	$ -	$ 311,844	$ -
States and political subdivisions	149,893	-	149,893	-
Mortgage-backed securities	150,151	-	150,151	-
Corporate debt securities	5,750	-	5,750	-
U.S. treasury	963	-	963	-
Total securities available for sale	$ 618,601	$ -	$ 618,601	$ -

The Company's securities portfolio is valued using Level 2 inputs. The Company relies on an independent third party vendor to provide market valuations. The inputs used to determine value include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data including market research publications. The third party vendor also monitors market indicators, industry activity and economic events as part of the valuation process. Central to the final valuation is the assumption that the indicators used are representative of the fair value of securities held within the Company's portfolio. Level 2 inputs are subject to a certain degree of uncertainty and changes in these assumptions or methodologies in the future, if any, may impact securities fair value, deferred tax assets or liabilities, or expense.

Interest Rate Loan Contracts and Forward Sale Commitment

The Company originates consumer real estate loans which it intends to sell to a correspondent lender. Interest rate loan contracts and forward sale commitments result from originating loans held for sale and are derivatives reported at fair value. The Company enters interest rate lock commitments with customers who apply for a loan which the Company intends to sell to a correspondent lender. The interest rate loan contract ends when the loan closes or the customer withdraws their application. Fair value of the interest rate loan contract is based upon the correspondent lender's pricing quotes at the report date. Fair value is adjusted for the estimated probability of the loan closing with the borrower.

At the time the Company enters into an interest rate loan contract with a customer, it also enters into a best efforts forward sales commitment with the correspondent lender. If the loan is closed and funded, the best efforts commitment converts to a mandatory forward sales commitment. Fair value is based on the gain or loss that would occur if the Company were to pair-off the transaction with the investor at the measurement date. This is a Level 3 input. The Company measures and reports best efforts commitments at fair value.

Interest rate loan contracts and forward sale commitments are valued based on quotes from the correspondent lender at the reporting date. Pricing changes daily and if a loan has not been sold to the correspondent by the next reporting date, the fair value may be different from that reported currently. Changes in fair value measurement impacts net income.

The Company had one rate lock commitment as of December 31, 2024, resulting in a liability for the interest rate loan contract and an asset for the forward sales commitment, and three funded loans resulting in a forward sales commitment. The Company had one rate lock commitment as of December 31, 2023, resulting in an asset for the interest rate loan contract and a liability for the forward sales commitment, and one funded loan resulting in a liability for the forward sales commitment. The following tables present information on the interest rate loan contracts and forward sale commitments as of the date indicated:

December 31, 2024	Balance	Fair Value Measurement Using		
		(Level 1)	(Level 2)	(Level 3)
Forward sale commitment	$ 1	$ -	$ -	$ 1
Interest rate loan contract	$ (1)	$ -	$ -	$ (1)

December 31, 2024	Valuation Technique	Unobservable Input	Range (Weighted Average)
Interest rate loan contract	Market approach	Pull-through rate	96.00%[1][2]
Forward sale commitment	Market approach	Pull-through rate	96.00%[1][2]
Interest rate loan contract	Market approach	Current reference price	100.44%[1][2]
Forward sale commitment	Market approach	Current reference price	100.44%[1][2]

(1) All contracts are valued using the same pull-through rate
(2) Comprised of only one loan.

December 31, 2023	Balance	Fair Value Measurement Using		
		(Level 1)	(Level 2)	(Level 3)
Interest rate loan contract	$ 3	$ -	$ -	$ 3
Forward sale commitment	$ (4)	$ -	$ -	$ (4)

December 31, 2023	Valuation Technique	Unobservable Input	Range (Weighted Average)
Interest rate loan contract	Market approach	Pull-through rate	100%[1]
Forward sale commitment	Market approach	Pull-through rate	100%[1]
Interest rate loan contract	Market approach	Current reference price	102.64%[2]
Forward sale commitment	Market approach	Current reference price	101.60% - 102.64% (101.98%)[3]

(1) All contracts are valued using the same pull-through rate
(2) Comprised of only one loan.
(3) Current reference prices were weighted by the relative amount of the loan

Financial Instruments Measured at Fair Value on a Non-Recurring Basis

Certain financial assets are measured at fair value on a nonrecurring basis in accordance with GAAP. Adjustments to the fair value of these assets usually result from the application of lower-of-cost-or-market accounting or write-downs of individual assets. The following describes the valuation techniques used by the Company to measure certain financial assets recorded at fair value on a nonrecurring basis in the consolidated financial statements:

Loans Held for Sale

Loans held for sale are carried at the lower of cost or fair value. These loans currently consist of one-to-four family residential loans originated for sale in the secondary market. Fair value is based on the price secondary markets are currently offering for similar loans using observable market data which is not materially different than cost due to the short duration between origination and sale (Level 2). As such, the Company records any fair value adjustments on a nonrecurring basis. No nonrecurring fair value adjustments were recorded on loans held for sale as of December 31, 2024.

Collateral Dependent Loans

Collateral dependent loans are measured on a non-recurring basis for the ACL. For loans secured by real estate, fair value of collateral is determined by the "as-is" value of appraisals or third party evaluations that are less than 24 months of age. Appraisals are prepared by independent, licensed appraisers. Appraisals are based upon observable market data analyzed through an income or sales valuation approach. Valuation falls within Level 2 categorization. The Company may further discount appraisals for marketing strategies, which results in Level 3 categorization. The value of business equipment is based upon an outside appraisal (Level 2) if deemed significant, or the net book value on the applicable business' financial statements (Level 3) if not considered significant. Likewise, values for inventory and accounts receivables collateral are based on financial statement balances or aging reports (Level 3).

As of December 31, 2024, three commercial real estate loans totaling $9,259 were measured under the fair value of collateral method using third party appraisals (Level 2). None of the measurements resulted in a specific allocation. As of December 31, 2023, the Company evaluated three collateral dependent loans. None of the loans had a specific allocation.

Fair Value Summary

The following presents the carrying amount, fair value, and placement in the fair value hierarchy of the Company's financial instruments as of December 31, 2024 and December 31, 2023. Fair values are estimated using the exit price notion.

December 31, 2024	Carrying Amount	Estimated Fair Value		
		Level 1	Level 2	Level 3
Financial assets:				
Cash and due from banks	$ 13,564	$ 13,564	$ -	$ -
Federal funds sold	299	299	-	-
Interest-bearing deposits	94,254	94,254	-	-
Securities available for sale	601,898	-	601,898	-
Restricted stock, at cost	1,848	-	1,848	-
Mortgage loans held for sale	619	-	619	-
Loans, net	977,688	-	-	927,581
Accrued interest receivable	6,469	-	6,469	-
Bank-owned life insurance	47,369	-	47,369	-
Forward sale commitment	1	-	-	1
Financial liabilities:				
Deposits	$ 1,644,752	$ -	$ 1,332,138	$ 312,811
Accrued interest payable	1,462	-	1,462	-
Interest rate loan contract	1	-	-	1

December 31, 2023	Carrying Amount	Estimated Fair Value		
		Level 1	Level 2	Level 3
Financial assets:				
Cash and due from banks	$ 12,967	$ 12,967	$ -	$ -
Interest-bearing deposits	73,636	73,636	-	-
Securities available for sale	618,601	-	618,601	-
Restricted stock, at cost	1,264	-	1,264	-
Mortgage loans held for sale	406	-	406	-
Loans, net	847,552	-	-	793,800
Accrued interest receivable	6,313	-	6,313	-
Bank-owned life insurance	43,583	-	43,583	-
Interest rate loan contract	3	-	-	3
Financial liabilities:				
Deposits	$ 1,503,972	$ -	$ 1,280,732	$ 222,374
Accrued interest payable	1,416	-	1,416	-
Forward sale commitment	4	-	-	4

Note 16: Components of Accumulated Other Comprehensive Loss

The following table summarizes the activity related to each component of accumulated other comprehensive loss for the years ended December 31, 2024 and 2023:

	Net Unrealized Loss on Securities	Adjustments Related to Pension Benefits	Accumulated Other Comprehensive Loss
Balance at December 31, 2022	$ (81,421)	$ (2,345)	$ (83,766)
Unrealized holding gain on available for sale securities, net of tax of $4,315	16,233	-	16,233
Reclassification adjustment, net of tax of $700	2,632	-	2,632
Net pension gain, net of tax of $9	-	35	35
Balance at December 31, 2023	$ (62,556)	$ (2,310)	$ (64,866)
Unrealized holding gain on available for sale securities, net of tax of $124	463	-	463
Net pension gain, net of tax of $701	-	2,638	2,638
Balance at December 31, 2024	$ (62,093)	$ 328	$ (61,765)

The following table provides detail on reclassifications out of accumulated other comprehensive loss for the years indicated:

	December 31,	
Component of Accumulated Other Comprehensive Loss	2024	2023
Reclassification out of unrealized gain on available for sale securities:		
Realized securities loss, net	$ -	$ (3,332)
Income tax benefit	-	700
Realized loss on available for sale securities, net of tax, reclassified out of accumulated other comprehensive loss	$ -	$ (2,632)

Note 17: Goodwill and Other Intangibles

The following table presents information on goodwill and core deposit intangible assets during the year ended December 31, 2024.

	Beginning Balance	Additions	Measurement Period Adjustment	Accumulated Amortization	Ending Balance
Goodwill	$ 5,848	$ 4,874	$ (4)	$ -	$ 10,718
Core deposit intangible	$ -	$ 2,100	-	$ (237)	$ 1,863

In accounting for goodwill and core deposit intangibles, the Company conducts an impairment review at least annually and more frequently if certain impairment indicators are evident. Testing for 2024 and 2023 did not indicate impairment.

The aggregate amortization expense for the year ended December 31, 2024 was $237. As of December 31, 2024, estimated future remaining amortization of the core deposit intangible within the years ending December 31, is as follows:

	Amortization Expense
2025	$ 373
2026	331
2027	290
2028	248
2029	207
Thereafter	414
Total amortizing core deposit intangible	$ 1,863

Note 18: Revenue Recognition

Substantially all of the Company's revenue is generated from contracts with customers. Noninterest revenue streams such as service charges on deposit accounts, other service charges and fees, credit and debit card fees, trust income, and annuity and insurance commissions are recognized in accordance with ASC Topic 606, "Revenue from Contracts with Customers". Topic 606 does not apply to revenue associated with financial instruments, including revenue from loans and securities. In addition, certain noninterest income streams such as financial guarantees, derivatives, and certain credit card fees are outside the scope of the guidance. Noninterest revenue streams within the scope of Topic 606 are discussed below.

Service Charges on Deposit Accounts

Service charges on deposit accounts consist of monthly service fees, overdraft and nonsufficient funds fees, ATM fees, wire transfer fees, and other deposit account related fees. The Company's performance obligation for monthly service fees is generally satisfied, and the related revenue recognized, over the period in which the service is provided. Payment for service charges on deposit accounts is primarily received immediately or in the following month through a direct charge to customers' accounts. ATM fees are primarily generated when a Company cardholder uses a non-Company ATM or a non-Company cardholder uses a Company ATM. Wire transfer fees, overdraft and nonsufficient funds fees and other deposit account related fees are transactional based, and therefore, the Company's performance obligation is satisfied, and related revenue recognized, at the time of the transaction.

Other Service Charges and Fees

Other service charges include safe deposit box rental fees, check ordering charges, and other service charges. Safe deposit box rental fees are charged to the customer on an annual basis and recognized upon receipt of payment. The Company determined that since rentals and renewals occur fairly consistently over time, revenue is recognized on a basis consistent with the duration of the performance obligation. Check ordering charges are transactional based, and therefore the Company's performance obligation is satisfied, and related revenue recognized, at a point in time.

Credit and Debit Card Fees

Credit and debit card fees are primarily comprised of interchange fee income and merchant services income. Interchange fees are earned whenever the Company's debit and credit cards are processed through card payment networks such as Visa and MasterCard. Merchant services income mainly represents commission fees based upon merchant processing volume. The Company's performance obligation for interchange fee income and merchant services income are largely satisfied, and related revenue recognized, when the services are rendered or upon completion. Payment is typically received immediately or in the following month. In compliance with Topic 606, credit and debit card fee income is presented net of associated expense.

Trust Income

Trust income is primarily comprised of fees earned from the management and administration of trusts and estates and other customer assets. The Company's performance obligation is generally satisfied over time and the resulting fees are recognized monthly, based upon the month-end market value of the assets under management and the applicable fee rate. Payment is generally received a few days after the end of the month through a direct charge to customers' accounts. The Company does not earn performance-based incentives. Estate management fees are based upon the size of the estate. A partial fee is recognized half-way through the estate administration and the remainder of the fee is recognized when remaining assets are distributed and the estate is closed.

Insurance and Investment

Insurance income primarily consists of commissions received on insurance product sales. The Company acts as an intermediary between the Company's customer and the insurance carrier. The Company's performance obligation is generally satisfied upon the issuance of the insurance policy. Shortly after the insurance policy is issued, the carrier remits the commission payment to the Company, and the Company recognizes the revenue.

Investment income consists of recurring revenue streams such as commissions from sales of mutual funds and other investments. Commissions from the sale of mutual funds and other investments are recognized on trade date, which is when the Company has satisfied its performance obligation. The Company also receives periodic service fees (i.e., trailers) from mutual fund companies typically based on a percentage of net asset value. Trailer revenue is recorded over time, usually monthly or quarterly, as net asset value is determined.

OREO Gains and Losses

The Company records a gain or loss from the sale of OREO when control of the property transfers to the buyer, which generally occurs at the time of an executed deed. When the Company finances the sale of OREO to the buyer, the Company assesses whether the buyer is committed to perform their obligations under the contract and whether collectability of the transaction price is probable. Once these criteria are met, the OREO asset is derecognized and the gain or loss on sale is recorded upon the transfer of control of the property to the buyer.

The following presents noninterest income, segregated by revenue streams in-scope and out-of-scope of Topic 606, for the years ended December 31, 2024 and 2023.

		Year Ended December 31,		
Noninterest Income		**2024**		**2023**
In-scope of Topic 606:				
Service charges on deposit accounts	$	**2,898**	$	2,518
Other service charges and fees		**229**		297
Credit and debit card fees, net		**1,448**		1,678
Trust income		**2,177**		1,901
Insurance and Investment [1]		**722**		677
Gain on sale of OREO [2]		**-**		1
Noninterest Income (in-scope of Topic 606)	$	**7,474**	$	7,072
Noninterest Income (out-of-scope of Topic 606)		**1,486**		2,287
Total noninterest income	$	**8,960**	$	9,359

(1) Included within other income in the Consolidated Statements of Income.
(2) Included within net costs of other real estate owned on the Consolidated Statements of Income.

Note 19: Leases

The Company's leases are recorded under ASC Topic 842, "Leases". The Company categorizes leases as short-term, operating or finance leases. Leases with terms of 12 months or less are designated as short-term and are not capitalized. Operating and finance leases are capitalized as right-of-use assets and lease liabilities. Right-of-use assets, included in other assets, represent the Company's right to use the underlying asset for the lease term and are calculated as the sum of the lease liability and if applicable, prepaid rent, initial direct costs and any incentives received from the lessor. Lease liabilities, included in other liabilities, represent the Company's obligation to make lease payments and are presented at each reporting date as the net present value of the remaining contractual cash flows. Cash flows are discounted at the Company's incremental borrowing rate in effect at the commencement date of the lease. The Company does not separate non-lease components from lease components within a single contract. Counterparties for the Company's lease contracts are external to the Company and not related parties.

On June 1, 2024, the Company's acquisition of FCB added two long-term branch leases. At the acquisition date, the leases were remeasured using the Company's incremental borrowing rate and remaining lease terms, resulting in an increase of $548 to the right of use asset and the lease liability.

Lease payments

Short-term lease payments are recognized as lease expense on a straight-line basis over the lease term, or for variable lease payments, in the period in which the obligation was incurred. Operating and finance lease payments may be fixed for the term of the lease or variable. If the escalation factor for a variable lease payment is known, such as a specified percentage increase per year or a stated increase at a specified time, the variable payment is included in the cash flows used to determine the lease liability. If the variable payment is based upon an unknown escalator, such as the consumer price index at a future date, the increase is not included in the cash flows used to determine the lease liability.

Options to Extend, Residual Value Guarantees, and Restrictions and Covenants

Certain of the Company's operating leases offer the option to extend the lease term and the Company has included such extensions in its calculation of the lease liabilities to the extent the options are reasonably certain of being exercised. The lease agreements do not provide for residual value guarantees and have no restrictions or covenants that would impact dividends or require incurring additional financial obligations. The following tables present information about leases as of the dates and for the dates and periods indicated:

| | December 31, | | |
	2024		2023
Lease liability	$	**1,523**	$ 1,127
Right-of-use asset	$	**1,305**	$ 1,096
Weighted average remaining lease term (in years)		**4.76**	4.39
Weighted average discount rate		**3.87%**	3.29%

| | For the Year Ended December 31, | | |
Lease Expense	2024		2023
Operating lease expense	$	**423**	$ 364
Short-term lease expense		**21**	20
Total lease expense	$	**444**	$ 384
Cash paid for amounts included in lease liabilities	$	**442**	$ 382
Right-of-use assets obtained in exchange for operating lease liabilities commencing during the period	$	**548**	$ -

The following table presents a maturity schedule of undiscounted cash flows that contribute to the lease liability as of the dates indicated:

Undiscounted Cash Flow for the Period	As of December 31, 2024	
Twelve months ending December 31, 2025	$	**368**
Twelve months ending December 31, 2026		**342**
Twelve months ending December 31, 2027		**302**
Twelve months ending December 31, 2028		**304**
Twelve months ending December 31, 2029		**130**
Thereafter		**210**
Total undiscounted cash flows	$	**1,656**
Less: discount		**(133)**
Lease liability	$	**1,523**

Note 20: Stock Based Compensation

The Company's 2023 Stock Incentive Plan ("the Plan") was approved by shareholders at the annual shareholder's meeting on May 9, 2023. The Plan provides for the grant of various forms of stock-based compensation awards that may be settled in, or based upon the value of, the Company's common stock. The maximum number of shares available for issuance under the Plan is 120,000 shares. The restricted stock has voting rights and rights to dividends, which are paid upon vest date. For further information on the Plan, refer to the Company's Proxy Statement filed with the SEC on March 10, 2023 and the Company's S-8 filed with the SEC on June 7, 2023.

Restricted Stock Awards

Under the Plan, part of the 2023 and 2024 semi-annual retainer for non-employee directors was paid in restricted stock awards ("RSAs"). A summary of changes in the Company's nonvested RSAs under the Plan for the year ended December 31, 2024 follows:

	Shares		Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2024	**4,095**	$	**30.73**
Granted	**5,194**		**30.93**
Vested and released	**(3,868)**		**30.73**
Forfeited	**(460)**		**30.38**
Nonvested at December 31, 2024	**4,961**	$	**30.98**

The RSAs are valued at the closing stock price on the grant date and expensed over the one-year vesting period. Stock based compensation expense was $128 for the year ended December 31, 2024 and $42 for the year ended December 31, 2023. As of December 31, 2024, expense of $102 related to the non-vested RSAs is expected to be recognized over the coming 11 months.

Note 21: Earnings Per Share

The factors used in the earnings per share computation for the periods indicated are presented below:

	For the Year Ended December 31,					
	2024			2023		
	Net Income (Numerator)	Common Shares Weighted Average Outstanding (Denominator)	Per Share	Net Income (Numerator)	Common Shares Weighted Average Outstanding (Denominator)	Per Share
Basic net income per common share	$ 7,623	6,161,428	$ 1.24	$ 15,691	5,889,687	$ 2.66
Dilutive shares for restricted stock awards:		2,182			266	
Diluted net income per common share	$ 7,623	6,163,610	$ 1.24	$ 15,691	5,889,953	$ 2.66

RSA grants are disregarded in the computation of diluted earnings per share if they are determined to be anti-dilutive. There were no anti-dilutive RSAs for the years ended December 31, 2024 or December 31, 2023.

Note 22: Business Combination

On June 1, 2024, the Company acquired 100% of FCB, a Virginia chartered commercial bank, in accordance with the definitive merger agreement that was entered into on January 23, 2024, by and among the Company, the Bank and FCB. The acquisition enabled to Company to expand its branch footprint and improve market penetration in attractive banking markets, increase earnings and realize cost synergies. Immediately following the acquisition, FCB was merged with and into NBB. Upon completion of the merger, former FCB shareholders received a combination of the Company's common stock and cash.

The acquisition of FCB was accounted for as a business combination using the acquisition method of accounting in accordance with ASC 805, Business Combinations, and accordingly, assets acquired, liabilities assumed, and consideration paid were recorded at fair value on the acquisition date. The fair values of assets and liabilities were preliminary and subject to refinement for up to one year after acquisition date as additional information relative to the acquisition date fair values becomes available. The excess of the purchase price over the fair value of the net assets was recorded as provisional goodwill and represents the benefit from the transaction that is not otherwise quantifiable, including expected management and operational synergies and intangible assets that do not qualify for separate recognition.

The following table presents the consideration paid, the fair value of the identifiable assets acquired and liabilities assumed, and the resulting goodwill.

June 1, 2024	As Recorded by FCB	Estimated Fair Value Adjustments	Estimated Fair Values as Recorded by NBI
Purchase Price Consideration:			
Stock consideration[1]			$ 14,299
Cash consideration [2]			2,050
Total purchase price consideration			**$ 16,349**
Identifiable assets:			
Cash and cash equivalents	$ 8,993	$ (59)	$ 8,934
Securities	9,325	(5)	9,320
Loans, gross, purchased performing	115,589	(7,720)	107,869
Loans, gross, purchased credit deteriorated	11,157	(822)	10,335
Loans in process	539	–	539
Deferred fees and costs on loans	34	(34)	–
Allowance for credit losses on loans	(881)	881	–
Premises and equipment	3,003	449	3,452
Core deposit intangible	–	2,100	2,100
Other assets	4,998	966	5,964
Total identifiable assets acquired	**$ 152,757**	**$ (4,244)**	**$ 148,513**
Identifiable Liabilities			
Deposits	$ 130,323	$ (606)	$ 129,717
Borrowings	5,250	(20)	5,230
Other liabilities	1,960	131	2,091
Total identifiable liabilities assumed	**$ 137,533**	**$ (495)**	**$ 137,038**
Provisional fair value of net assets acquired			**$ 11,475**
Provisional goodwill			**$ 4,874**

(1) The Company issued 464,855 shares of its common stock valued at $30.76 per share, which was the closing price of the Company's common stock on May 31, 2024, the last day of trading prior to the consummation of the acquisition.
(2) Cash consideration was paid for shareholder elections, fractional shares and to settle outstanding vested stock options. The merger agreement provided for up to 10% of consideration to be paid in cash of $14.48 per FCB common share, at the shareholders' election. Payments for shareholder elections and fractional shares totaled $1,769. Outstanding and vested options were settled at the difference between $14.48 and the strike price and totaled $281.

Management made significant estimates and exercised significant judgment in accounting for the acquisition of FCB. The following is a brief description of the valuation methodologies used to estimate the fair values of major categories of assets acquired and liabilities assumed. The Company utilized a valuation specialist to assist with the determination of fair values for certain acquired assets and assumed liabilities.

Cash and equivalents

Included in cash and equivalents are an investment in time deposits of other financial institutions, valued at the present value of the expected contractual payments discounted at market rates for instruments with similar terms.

Securities

The estimated fair value of the acquired portfolio of debt securities was based on quoted market prices. All of the acquired portfolio was sold upon completion of the acquisition.

Loans

The fair valuation process identified loans with credit risk indicators that qualified for PCD status. PCD and non-PCD loans were then evaluated for credit risk and other fair value indicators. Credit risk was quantified using a PD/LGD methodology from a market participant perspective and applied to each loan's outstanding principal balance. PD/LGD rates were tailored to PCD or non-PCD status. Other fair value indicators were quantified using a discounted cash flow methodology, with discounts applied for current market rates, credit risk and liquidity. Cash flows were generated based upon the loans' underlying characteristics and estimated prepayment speeds.

The following table provides information on PCD and non-PCD loans as of the acquisition date:

June 1, 2024	PCD Loans	Non-PCD Loans
Number of loans	46	498
FCB recorded value	$ 11,157	$ 115,589
Discount for credit risk	(295)	(498)
Discount for non-credit factors	(527)	(7,222)
Fair value	$ 10,335	$ 107,869

Premises and equipment

The fair value of premises acquired was based on a recent third-party appraisal. Acquired equipment was based on the remaining net book value of FCB, which approximated fair value.

Core Deposit Intangible

The core deposit intangible represents the value of long-term deposit relationships acquired in this transaction. Core deposit relationships provide a stable source of funds for lending and contribute to profitability. The core deposit intangible was valued using an income approach focused on cost savings, which recognizes the cost savings represented by the expense of maintaining the core deposit base versus the cost of an alternative funding source. The valuation incorporates assumptions related to account retention, discount rates, deposit interest rates, deposit maintenance costs and alternative funding rates.

Leases: right of use asset, lease liability and fair value

Right of use assets (included in other assets) and lease liabilities (included in other liabilities) for branch locations were measured at the acquisition date. The fair value of leases was determined by applying a discounted cash flow methodology discounted by current lease rates within the appropriate market.

Deposits

Deposits were valued using methods appropriate to their characteristics. The fair value of noninterest bearing demand deposits, interest bearing demand deposits, money market and savings deposit accounts were assumed to approximate the carrying value as these accounts have no stated maturity and are payable on demand. Time deposits were valued at the present value of the expected contractual payments discounted at market rates for instruments with comparable terms.

Borrowings

The estimated fair value of borrowings was determined by obtaining payoff quotes from the lender. Borrowings were paid off upon completion of the acquisition.

Deferred Tax Asset

Application of fair value measurements resulted in an increase to the deferred tax asset, included in other assets.

Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

The Company's management evaluated, with the participation of the Company's principal executive officer and principal financial officer, the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, the Company's principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective as of December 31, 2024 to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified by the Company's management, including the Company's principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

There were no changes in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) during the fourth quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Because of the inherent limitations in all control systems, the Company believes that no system of controls, no matter how well designed and operated, can provide absolute assurance that all control issues have been detected.

Internal Control Over Financial Reporting

Management's Report on Internal Control Over Financial Reporting

To the Stockholders of National Bankshares, Inc.:

Management is responsible for the preparation and fair presentation of the consolidated financial statements included in this annual report. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and reflect management's judgments and estimates concerning effects of events and transactions that are accounted for or disclosed.

Management is also responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting includes those policies and procedures that pertain to the Company's ability to record, process, summarize and report reliable financial data. Management recognizes that there are inherent limitations in the effectiveness of any internal control over financial reporting, including the possibility of human error and the circumvention or overriding of internal control. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

In order to ensure that the Company's internal control over financial reporting is effective, management regularly assesses such controls and did so most recently for its financial reporting as of December 31, 2024. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations (COSO, 2013) of the Treadway Commission. Based on this assessment, management believes the Company maintained effective internal control over financial reporting as of December 31, 2024. This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management's report in its annual report.

As permitted by the guidance issued by the Office of the Chief Accountant of the Securities and Exchange Commission, management excluded the operations of FCB from its assessment of internal control over financial reporting as of December 31, 2024. FCB was merged with and into the Company, however, FCB's legacy operations utilized separate accounting systems from June 1, 2024 (the date of acquisition) through December 31, 2024. FCB's accounting systems will be converted during the second quarter of 2025. Assets acquired from FCB represented approximately 8.11% of the Company's consolidated assets as of the date of acquisition.

The Board of Directors, acting through its Audit Committee, is responsible for the oversight of the Company's accounting policies, financial reporting and internal control. The Audit Committee of the Board of Directors is comprised entirely of outside directors who are independent of management. The Audit Committee is responsible for the appointment and compensation of the independent registered public accounting firm and approves decisions regarding the appointment or removal of the Company's internal auditors. It meets periodically with management, the independent registered public accounting firm and the internal auditors to ensure that they are carrying out their responsibilities. The Audit Committee is also responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of the Company in addition to reviewing the Company's financial reports. The independent registered public accounting firm and the internal auditors have full and unlimited access to the Audit Committee, with or without management, to discuss the adequacy of internal control over financial reporting, and any other matter which they believe should be brought to the attention of the Audit Committee.

Item 9B. Other Information

(a) None.
(b) During the quarter ended December 31, 2024, no director or Section 16 officer of the Company adopted or terminated any Rule 10b5-1 trading arrangements or non-Rule 10b5-1 trading arrangements.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by Item 10 with respect to the directors of the Company and the Company's audit committee and the audit committee financial expert is incorporated herein by reference to the Company's definitive Proxy Statement for the 2025 Annual Meeting of Stockholders ("Proxy Statement") under the headings "Proposal 1 - Election of Directors" and "Corporate Governance Matters". The Proxy Statement will be filed within 120 days after the end of the Company's 2024 fiscal year. Information about the Company's executive officers required by this item is included in Part I, Item I of this Form 10-K under the heading "Executive Officers of the Company".

The information required by Item 10 with respect to applicable filing requirements under Section 16(a) of the Exchange Act is incorporated herein by reference to the information that appears under the heading "Stock Ownership of Directors and Executive Officers – Delinquent Section 16(a) Reports" in the Company's Proxy Statement.

The Company and each of its subsidiaries have adopted codes of ethics for directors, officers and employees, specifically including the Chief Executive Officer and Chief Financial Officer of the Company. These Codes of Ethics are available on the Company's web site at www.nationalbankshares.com. Any amendments to, or waivers of, these Code of Ethics applicable to our directors, executive officers, principal accounting officer or controller or persons performing similar functions, and required to be disclosed, will be posted on the Company's web site at www.nationalbankshares.com.

The Company has adopted an insider trading policy that governs the purchase, sale, and/or other transactions of the Company's securities by its directors, officers and employees. A copy of the Company's insider trading policy is filed as Exhibit 19(i) to this Annual Report on Form 10-K. In addition, with regard to the Company's trading in its own securities, it is the Company's policy to comply with the federal securities laws and the applicable exchange listing requirements.

Item 11. Executive Compensation

The information required by Item 11 is incorporated herein by reference to the information that appears under the headings "Executive Compensation," "Compensation of Our Named Executive Officers" and "Corporate Governance Matters – Board Compensation" in the Company's Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 12 is incorporated herein by reference to the information that appears under the headings "Stock Ownership of Certain Beneficial Owners" and "Stock Ownership of Directors and Executive Officers" in the Company's Proxy Statement.

Equity Compensation Plan Table

The following table summarizes information, as of December 31, 2024, relating to the Company's 2023 Stock Incentive Plan, pursuant to which awards may be granted from time to time in the form of stock options, restricted stock, and restricted stock units. During 2024, the Company issued 5,194 restricted shares and returned 460 shares to available status due to participant forfeiture. As of December 31, 2024, there were no equity awards outstanding.

	Number of Shares To be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plan
Equity compensation plans approved by shareholders	-	$ -	111,171
Equity compensation plans not approved by shareholders	-	-	-
Total	-	$ -	111,171

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by Item 13 is incorporated herein by reference to the information that appears under the headings "Corporate Governance Matters - Directors Independence; Certain Transactions with Officers and Directors" and "Proposal 1 - Election of Directors" in the Company's Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information required by Item 14 is incorporated herein by reference to the information that appears under the heading "Principal Accounting Fees and Services" in the Company's Proxy Statement.

Part IV

Item 15. Exhibit and Financial Statement Schedules

(a) (1) Financial Statements

The following consolidated financial statements of National Bankshares, Inc. are included in Item 8:
Reports of Independent Registered Public Accounting Firm (Yount, Hyde & Barbour, P.C., Winchester, VA, U.S. PCAOB Auditor Firm I.D.: 613)
Consolidated Balance Sheets – As of December 31, 2024 and 2023
Consolidated Statements of Income – Years ended December 31, 2024 and 2023
Consolidated Statements of Comprehensive Income – Years ended December 31, 2024 and 2023
Consolidated Statements of Changes in Stockholders' Equity – Years ended December 31, 2024 and 2023
Consolidated Statements of Cash Flows – Years ended December 31, 2024 and 2023
Notes to Consolidated Financial Statements

(a) (2) Financial Statement Schedules

Certain schedules to the consolidated financial statements have been omitted if they were not required by Article 9 of Regulation S-X or if, under the related instructions, they were inapplicable, or if the information is contained elsewhere in this Form 10-K.

(a) (3) Exhibits

A list of the exhibits filed or incorporated in this Form 10-K by reference is as follows:

Exhibit No.	Description	
2(i)	Agreement and Plan of Merger, dated as of January 23, 2024, by and among National Bankshares, Inc., The National Bank of Blacksburg and Frontier Community Bank	(incorporated herein by reference to Exhibit 2.1 of the Form 8-K filed on January 24, 2024)
3(i)	Amended and Restated Articles of Incorporation of National Bankshares, Inc.	(incorporated herein by reference to Exhibit 3.1 of the Form 8-K filed on March 16, 2006)
3(ii)	Amended and Restated Bylaws of National Bankshares, Inc.	(incorporated herein by reference to Exhibit 3.2 of the Form 8-K filed on July 10, 2024)
4(i)	Specimen copy of certificate for National Bankshares, Inc. common stock	(incorporated herein by reference to Exhibit 4(a) of the Annual Report on Form 10-K for fiscal year ended December 31, 1993)
+4(ii)	Description of National Bankshares, Inc.'s Securities	(incorporated herein by reference to Exhibit 4(ii) of the Annual Report on Form 10-K for the fiscal year ended December 31, 2023)
*10(i)	Executive Employment Agreement dated March 11, 2015, between National Bankshares, Inc. and F. Brad Denardo	(incorporated herein by reference to Exhibit 10.2 of the Form 8-K filed on March 11, 2015)
*10(ii)	Executive Employment Agreement, dated October 11, 2023, by and between National Bankshares Inc. and Lara E. Ramsey	(incorporated herein by reference to Exhibit 10.1 of the Form 8-K filed on October 11, 2023)
*10(iii)	Executive Employment Agreement, dated October 11, 2023, by and between National Bankshares Inc. and Lora M. Jones	(incorporated herein by reference to Exhibit 10.2 of the Form 8-K filed on October 11, 2023)
*10(iv)	Executive Employment Agreement, dated October 11, 2023, by and between National Bankshares Inc. and The National Bank of Blacksburg, and Bobby D. Sanders, II	(incorporated herein by reference to Exhibit 10.3 of the Form 8-K filed on October 11, 2023)
*10(v)	Salary Continuation Agreement dated February 8, 2006, between The National Bank of Blacksburg and F. Brad Denardo	(incorporated herein by reference to Exhibit 99 of the Form 8-K filed on February 8, 2006)
*10(vi)	First Amendment, dated December 19, 2007, to The National Bank of Blacksburg Salary Continuation Agreement for F. Brad Denardo	(incorporated herein by reference to Exhibit 10 of the Form 8-K filed on December 19, 2007)

*10(vii)	Second Amendment, dated June 12, 2008, to The National Bank of Blacksburg Salary Continuation Agreement for F. Brad Denardo	(incorporated herein by reference to Exhibit 10 of the Form 8-K filed on June 12, 2008)
*10(viii)	Third Amendment, dated December 17, 2008, to The National Bank of Blacksburg Salary Continuation Agreement for F. Brad Denardo	(incorporated herein by reference to Exhibit 10(iii) of the Annual Report on Form 10-K for fiscal year ended December 31, 2008)
*10(ix)	Second Salary Continuation Agreement dated June 26, 2016 between The National Bank of Blacksburg and F. Brad Denardo	(incorporated herein by reference to Exhibit 10.1 of the Form 8-K filed on July 20, 2016)
*10(x)	Salary Continuation Agreement dated February 8, 2006, between The National Bank of Blacksburg and David K. Skeens, as amended	(incorporated herein by reference to Exhibit 10.1 of the Form 8-K filed on August 20, 2021)
*10(xi)	Salary Continuation Agreement dated February 8, 2006 between The National Bankshares, Inc. and Lara E. Ramsey, as amended	(incorporated herein by reference to Exhibit 10.1 of the Form 8-K filed on March 6, 2017)
*10(xii)	Salary Continuation Agreement dated May 24, 2013 between The National Bank of Blacksburg and Paul A. Mylum, as amended	(incorporated herein by reference to Exhibit 10.1 of the Form 8-K filed on August 20, 2021)
*10(xiii)	National Bankshares, Inc. 2023 Stock Incentive Plan	(incorporated herein by reference to Appendix A of the Proxy Statement for the Annual Meeting of Shareholders held on May 9, 2023, filed on March 24, 2023)
*10(xiv)	Form of Performance-Based Restricted Stock Unit Award Agreement under National Bankshares, Inc. 2023 Stock Incentive Plan	Filed herewith
+19(i)	National Bankshares, Inc. Insider Trading Policy	Filed herewith
+21	Subsidiaries of the Registrant	Filed herewith
+23	Consent of Yount, Hyde & Barbour, P.C.	Filed herewith
+31(i)	Section 302 Certification of Chief Executive Officer	Filed herewith
+31(ii)	Section 302 Certification of Chief Financial Officer	Filed herewith
+32(i)	18 U.S.C. Section 1350 Certification of Chief Executive Officer	Filed herewith
+32(ii)	18 U.S.C. Section 1350 Certification of Chief Financial Officer	Filed herewith
+97.1	National Bankshares, Inc. Clawback Policy	(incorporated herein by reference to Exhibit 97.1 of the Form 10-K filed on March 19, 2024)
+101	The following materials from National Bankshares, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2024, formatted in iXBRL (Inline Extensible Business Reporting Language), furnished herewith: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Income, (iii) Consolidated Statements of Comprehensive Income, (iv) Consolidated Statements of Changes in Stockholders' Equity, (v) Consolidated Statements of Cash Flows, and (vi) Notes to Consolidated Financial Statements.	Filed herewith
104	Cover Page Interactive Data File (formatted in inline XBRL and contained in Exhibit 101)	Filed herewith

*Indicates a management contract or compensatory plan or arrangement.
+Filed with this Annual Report on Form 10-K.

Item 16. Form 10-K Summary

Not applicable.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL BANKSHARES, INC.

By: /s/ F. BRAD DENARDO
F. Brad Denardo
Chairman and Chief Executive Officer
(Principal Executive Officer)

Date: March 28, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

	Date	Title
/s/ LAWRENCE J. BALL Lawrence J. Ball	March 28, 2025	Director
/s/ F. BRAD DENARDO F. Brad Denardo	March 28, 2025	Chairman and CEO, National Bankshares, Inc. (Principal Executive Officer) Director
/s/ JOHN E. DOOLEY John E. Dooley	March 28, 2025	Director
/s/ MICHAEL E. DYE Michael E. Dye	March 28, 2025	Director
/s/ NORMAN V. FITZWATER, III Norman V. Fitzwater, III	March 28, 2025	Director
/s/ CHARLES E. GREEN, III Charles. E. Green, III	March 28, 2025	Director
/s/ MILDRED R. JOHNSON Mildred R. Johnson	March 28, 2025	Director
/s/ LORA M. JONES Lora M. Jones	March 28, 2025	Treasurer and CFO, National Bankshares, Inc. (Principal Financial Officer) (Principal Accounting Officer)
/s/ MARY G. MILLER Mary G. Miller	March 28, 2025	Director
/s/ LARA E. RAMSEY Lara E. Ramsey	March 28, 2025	President Corporate Secretary Director
/s/ GLENN P. REYNOLDS Glenn P. Reynolds	March 28, 2025	Director
/s/ LUTHERIA H. SMITH Lutheria H. Smith	March 28, 2025	Director
/s/ ALAN J. SWEET Alan J. Sweet	March 28, 2025	Director
/s/ JAMES C. THOMPSON James C. Thompson	March 28, 2025	Director

Exhibit 10

NATIONAL BANKSHARES, INC.
2023 Stock Incentive Plan

Performance-Based
Restricted Stock Unit Award Agreement

THIS AWARD AGREEMENT, dated as of February _____, 2024, between NATIONAL BANKSHARES, INC., a Virginia corporation (the "Company"), and _____ ("Participant"), is made pursuant and subject to the provisions of the National Bankshares, Inc. 2023 Stock Incentive Plan (the "Plan"). All capitalized terms used herein that are defined in the Plan have the same meanings given them in the Plan.

1.   **Award of Restricted Stock Units**. The Company hereby grants to Participant on February ___, 2024 (the "Date of Grant"), subject to the terms and conditions of the Plan and subject further to the terms and conditions of this Award Agreement, _____ Restricted Stock Units (the "Restricted Stock Units"). Each Restricted Stock Unit represents the right to receive one share of Company Stock, subject to vesting and the other terms, conditions and restrictions set forth in this Award Agreement and in the Plan.

2.   **Performance Conditions**.

(a)   Subject to the employment conditions of Section 3, if the Company's return on average assets for 2024, 2025 and/or 2026, as determined by the Committee on or before March 31 immediately following the applicable calendar year, is at least 1.15% (the "Performance Goal"), the Restricted Stock Units will be earned in accordance with this Award Agreement. Once both the employment and performance conditions of this Award Agreement are satisfied with respect to all (or a portion) of the Restricted Stock Units, all (or the applicable portion) of the Restricted Stock Units become "Vested Units," and shares of Company Stock representing the Vested Units will be issued in accordance with the settlement procedures set forth in Section 6.

(b)   The date of the Committee determination following the last day of 2024, 2025 or 2026, as applicable, is referred to as a "Performance Vesting Date." The date of the Committee determination following the last day of 2026 is also referred to as the "Final Performance Vesting Date."

(c)   If the Performance Goal is met for 2024, one-third (rounded down to the nearest whole share) of the Restricted Stock Units shall become "Performance Vested Units," but not Vested Units, on the Performance Vesting Date for 2024. If the Performance Goal is met for 2025, one-third (rounded down to the nearest whole share) of the Restricted Stock Units shall become Performance Vested Units, but not Vested Units, on the Performance Vesting Date for 2025. If the Performance Goal is met for 2026, the remaining Restricted Stock Units not eligible to become Performance Vested Units for a prior calendar year shall become Performance Vested Units on the Performance Vesting Date for the 2026 calendar year.

(d)   Any Restricted Stock Units that could become Performance Vested Units on a given Performance Vesting Date that do not become Performance Vested Units on such Performance Vesting Date will immediately be forfeited.

3.   **Employment Conditions**.

(a)   If the Participant remains an employee of the Company or an Affiliate through the Final Performance Vesting Date, all Performance Vested Units as of such date shall become Vested Units as of such date. Except as provided in Section 3(b), if Participant's employment terminates for any reason before the Final Performance Vesting Date, all the Restricted Stock Units (including Performance Vested Units, if any) shall be automatically forfeited upon such termination of employment, and the Company shall not have any further obligation to Participant under this Award Agreement.

(b)   If a Change in Control of the Company occurs prior to the Final Performance Vesting Date, Section 15 of the Plan shall apply to any Restricted Stock Units that have neither been forfeited nor settled in accordance with Section 6 as of the date of the Change in Control.

4.   **Restrictions**. Subject to any exceptions set forth in this Award Agreement or the Plan, until such time as the Restricted Stock Units are settled in accordance with Section 6, the Restricted Stock Units (including any Performance Vested Units, as applicable) or the rights relating thereto may not be sold, assigned, alienated, pledged or otherwise transferred or encumbered by Participant, whether voluntary or involuntary. Any attempt to sell, assign, alienate, pledge or otherwise transfer or encumber the Restricted Stock Units or the rights relating thereto shall be wholly ineffective and, if any such attempt is made, the Restricted Stock Units will be forfeited and all of Participant's rights to such Restricted Stock Units shall immediately terminate without any payment or consideration by the Company.

5.   **Shareholder Rights**.

(a)   Participant shall not have any rights of a shareholder with respect to the shares of Company Stock underlying the Restricted Stock Units unless and until the Restricted Stock Units vest and are settled by the issuance of shares of Company Stock. No dividends will be credited or paid to Participant with respect to any period prior to the date, if any, that the Restricted Stock Units vest and are settled by the issuance of shares of Company Stock.

(b)   Upon and following the settlement of the Restricted Stock Units, Participant shall be the record owner of the shares of Company Stock issued to Participant (unless and until such shares are sold or otherwise disposed of), and as record owner shall be entitled to all rights of a shareholder of the Company, subject to the transfer restrictions described in Section 5(c) (the "Transfer Restrictions").

(c)   Three-fourths (rounded up to the nearest whole share) of the shares of Company Stock issued pursuant to this Award (the "Covered Shares") shall be subject to the Transfer Restrictions. For so long as Participant remains employed with the Company or an Affiliate following the date of issuance (or, if sooner, until a determination of "Hardship," as defined below), the Covered Shares may not be sold, assigned, alienated, pledged or otherwise transferred or encumbered by Participant, whether voluntary or involuntary, and any attempt to sell, assign, alienate, pledge or otherwise transfer or encumber the Covered Shares shall be wholly ineffective and, if any such attempt is made, the Covered Shares will be forfeited without any payment or consideration by the Company. For purposes of this Section 5, "Hardship" means a determination by the Committee in its sole discretion, following Participant's written request to the Committee for such a determination, that Participant has experienced a hardship of the type that would qualify Participant for a hardship distribution under the 401(k) plan for employees of the Company and its Affiliates.

6.   **Settlement of Vested Units**. Subject to Section 7 and the other provisions of this Award Agreement, on or within seven (7) business days of the day that all or a portion of the Restricted Stock Units become Vested Units hereunder, the Company shall issue and deliver to Participant (or issue via book entry) the number of shares of Company Stock, if any, equal to such number of Vested Units, less any shares deducted

under Section 7, and enter Participant's name on the books of the Company as the shareholder of record with respect to the shares of Company Stock issued to Participant. While Participant is employed by the Company or an Affiliate, such shares of Company Stock must be maintained in an account established with Computershare (or such other transfer agent as may be designated by the Company from time to time).

7. **Tax Liability and Income Tax Withholding**. The Company shall deduct from the shares of Company Stock issuable to a Participant upon settlement of Vested Units that number of shares of Company Stock having a Fair Market Value, as determined by the Company, equal to the Applicable Withholding Taxes. Notwithstanding the foregoing, Participant acknowledges and agrees that Participant is ultimately liable and responsible for all taxes owed in connection with this Award, regardless of any action the Company or an Affiliate takes with respect to any tax withholding obligations that arise in connection with this Award.

8. **Fractional Shares**. Fractional shares shall not be issuable hereunder and, when any provision hereof may entitle Participant to a fractional share, such fraction shall be disregarded.

9. **No Right to Continued Employment**. This Award does not confer upon Participant any right with respect to continuance of employment with the Company or an Affiliate, nor shall it interfere in any way with the right of the Company or any Affiliate to terminate Participant's employment at any time.

10. **Change in Capital Structure**. In accordance with Section 13 of the Plan, the number of Restricted Stock Units and shares of Company Stock that may be issued hereunder shall be proportionately adjusted for changes in the outstanding shares of Company Stock or in the capital structure of the Company by reason of any stock or extraordinary cash dividend, stock split, reverse stock split, an extraordinary corporate transaction such as any recapitalization, reorganization, merger, spin-off of a subsidiary, or other relevant change in capitalization occurring after the Date of Grant.

11. **Governing Law**. This Award Agreement shall be governed by and construed and enforced in accordance with the laws of the Commonwealth of Virginia, excluding any choice of law rules or principles that might otherwise refer construction or interpretation of any provision of the Plan or this Award Agreement to the substantive law of another jurisdiction.

12. **Conflicts**. In the event of any conflict between the provisions of the Plan and the provisions of this Award Agreement, the provisions of the Plan shall govern.

13. **Participant Bound by Plan; Definitions**. Participant hereby acknowledges receipt of a copy of the Plan and agrees to be bound by all the terms and provisions thereof. Unless otherwise noted, defined terms used in this Award Agreement have the same meaning as provided in the Plan.

14. **Clawback**. Participant acknowledges that this Award, each Restricted Stock Unit awarded hereunder, and any Company Stock issued to Participant hereunder is subject to Section 21 of the Plan and agrees, as a condition of this Award, that this Award, each Restricted Stock Unit awarded hereunder, and any Company Stock issued to Participant hereunder is and shall be subject to forfeiture, recovery, deduction and/or clawback in accordance with any clawback or similar policy adopted by the Company, whether before or after the Date of Grant.

15. **Binding Effect**. Subject to the limitations stated above and in the Plan, this Award Agreement shall be binding upon and inure to the benefit of the legatees, distributees, and personal representatives of Participant and the successors of the Company.

[Signatures on Next Page]

IN WITNESS WHEREOF, the parties hereto have executed this Award Agreement as of the date first written above.

NATIONAL BANKSHARES, INC.

By:_____

Its: _____

[PARTICIPANT NAME]

Signature: _____

Exhibit 19

NATIONAL BANKSHARES, INC.
INSIDER TRADING POLICY

Trading in the securities of National Bankshares, Inc. (the "Company") by a director, officer, or employee of the Company while that person is aware of material non-public information, or providing material non-public information to others who purchase or sell securities based on such information, is a violation of the U.S. federal securities laws and is prohibited by the Company. Insider trading violations are pursued vigorously by the U.S. Securities and Exchange Commission (the "SEC"), U.S. Attorneys, and state enforcement authorities, and can result in significant civil or criminal liability for the Company and its directors, officers, and employees. Any violation of this policy by a director, officer, or employee of the Company or any of its subsidiaries may result in disciplinary action, including termination.

During the course of service to the Company and its subsidiaries, directors, officers, and certain employees may have regular or periodic access to material non-public information about the Company and its subsidiaries, and about other publicly-traded companies. The Company's Board of Directors has adopted this policy to promote compliance with federal and state securities laws that prohibit insider trading in securities, by providing in this policy general procedural guidelines for directors, officers, and employees to follow when aware of material non-public information. In order to avoid even the appearance of trading on material non-public information and to facilitate compliance with certain transaction reporting obligations under applicable U.S. federal securities laws, this policy also provides procedures for directors, officers, and certain employees to follow when conducting transactions in Company securities and reporting such transactions to the SEC and the Nasdaq Stock Market.

This policy applies to all members of the Boards of Directors of the Company and its subsidiaries (including The National Bank of Blacksburg and National Bankshares Financial Services, Inc.), all officers of the Company and its subsidiaries, and all employees of the Company and its subsidiaries. The Company and its subsidiaries may also determine that other persons should be subject to this policy, such as contractors or consultants who have access to material non-public information about the Company. This policy also applies to Family Members (as defined below) and entities influenced, directed, or controlled by a person covered by this policy.

Each individual subject to this policy is responsible for making sure that he or she complies with this policy, and that any Family Member or related entity whose transactions are subject to this policy also complies with this policy. In all cases, the responsibility for determining whether an individual is aware of material non-public information rests with that individual, and any action on the part of the Company or any officer or employee who takes part in administering this policy on behalf of the Company does not in any way constitute personal legal advice for the individual or insulate the individual from liability under applicable securities laws.

There are no exceptions to this policy, except as specifically noted herein. Transactions that may seem necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure), or small transactions, are not excepted from this policy. The securities laws do not recognize any mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company's reputation.

SECTION I: MATERIAL NON-PUBLIC INFORMATION DEFINED

1. **Material Non-Public Information Defined.**

1. Material information is information that a reasonable investor would consider important in making an investment decision (e.g., whether to purchase, sell, or hold a position in a security). Based on SEC guidance, materiality must be assessed on both a quantitative and qualitative basis. Any information that could be expected to affect a company's stock price, whether it is positive or negative, should be considered material. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances.

2. Non-public information is information which has not been disclosed to and widely disseminated among the general marketplace. Once information is widely disseminated, it is still necessary to afford the investing public with sufficient time to absorb the information. As a general rule, information should not be considered fully absorbed by the marketplace until the end of the full day of trading after the day on which the information is released.

2. Factors to Consider in Determining Materiality.

1. The materiality of information is dependent upon the facts and circumstances present at the time the director, officer, or employee has access to the information, but is often evaluated by enforcement authorities with the benefit of hindsight.

2. Factors relevant in determining the materiality of information include:

1. The nature, extent, size or magnitude of the event or transaction in question relative to the activities of the entity to which it relates, and the probability of the occurrence of the event or transaction in question;

2. The range of harm or benefit that could result from the incident, including to reputation, financial performance, customer relationships, and vendor relationships, and the potential for litigation or regulatory investigations or actions;

3. The specificity of the information;

4. The reliability of the information, in light of its nature and the source and circumstances under which it was received;

5. The nature of the information relative to an entity's experience or performance; and

6. SEC guidance regarding the materiality of certain types of information.

3. While it is not possible to define all categories of material information, some examples of information that typically would be regarded as material are:

1. Financial results/earnings or related projections for a fiscal quarter or year-end, or changes thereto;

2. Significant operational developments or results, including such items as new branch acquisitions or changes in accounting methods and policies;

3. Public or private securities offerings;

4. Corporate actions such as stock splits, calls, redemptions, or repurchases of shares;

5. Significant pending or proposed transactions, such as mergers, joint ventures, acquisitions, or tender offers;

6. Pending or proposed dispositions or acquisitions of a significant asset;

7. Execution or termination of significant contracts or joint ventures with suppliers, customers, or other business partners (or knowledge of a counterparty's, customer's, or vendor's failure (or likely failure) to perform on a contract, the failure of which will affect revenue the Company is expecting to receive);

8. Changes to dividend policies;

9. Significant changes in the ownership of the Company, its operations, or management;

10. Significant related party transactions;

11. Regulatory examination or solvency issues of Company or its subsidiaries;

12. Bankruptcy or similar proceedings (or significant solvency/liquidity issues) affecting the Company, its subsidiaries or their respective major customers/borrowers;

13. Pending or threatened significant litigation or litigation exposure, or the resolution of such litigation;

14. Cybersecurity incidents; and

15. Other events requiring the filing of a Form 8-K.

SECTION II: PRESERVING CONFIDENTIALITY OF MATERIAL NON-PUBLIC INFORMATION

1. **Duty of Confidentiality.**

1. As a director, officer, or employee of the Company or its subsidiaries, you have a duty to maintain the confidentiality of material non-public information about the Company and its subsidiaries, and about other companies if such information was obtained while working for the Company or its subsidiaries. If it is unclear as to whether information is "material" and "non-public," contact the appropriate Company executives promptly for assistance in determining the sensitivity of the information.

2. Material non-public information regarding the Company or its subsidiaries, or regarding other companies if such information was obtained while working for the Company or its subsidiaries, may not be disclosed to any person outside the Company and its subsidiaries, except:

1. To a person who owes a duty of trust or confidence to the entity (such as an attorney, investment banker, or accountant);

2. To a person who expressly agrees in writing with the Company to maintain the disclosed information in confidence (e.g., pursuant to a non-disclosure agreement with the Company); or

3. With respect to information regarding the Company, as authorized by the Company's senior management and in accordance with the Company's procedures for external disclosure of information regarding the Company (e.g., in SEC filings or press releases).

3. Internal communications of material non-public information may only be transmitted within the Company and its subsidiaries on a need to know basis. These communications, whether made orally or in writing (inclusive of e-mail), should clearly identify the transmitted information/materials as material non-public information.

2. **Guidelines for the Preservation of Confidentiality.** The following are guidelines and are not all-inclusive; furthermore, failure to follow one of the guidelines could, but will not necessarily, result in a violation of this policy. To preserve the confidentiality of material non-public information:

1. Secure the information documented in paper format in locked cabinets;

2. Secure the information documented in electronic format by systematically restricting access to those with authorization to view;

3. Avoid transporting the information outside the Company;

4. Avoid discussing the information in office common areas such as open conference rooms and copy areas;

5. Avoid leaving the information unattended on desk tops or in office common areas such as conference rooms or copy areas; and

6. Avoid discussing the information outside the Company and in public venues.

3. **Process to Follow Upon Certain Disclosures of Material Non-Public Information.**

1. Disclosure of material non-public information regarding the Company to external parties outside of the Company's procedures for external disclosure of information regarding the Company (e.g., in SEC filings or press releases) shall be promptly brought to the attention of the Chief Executive Officer, Chief Financial Officer, or the Company's Corporate Secretary.

1. Material non-public information regarding the Company disclosed to broker-dealers, investment bankers, investment companies, investment advisers, institutional investment managers, persons associated with investment advisers, broker-dealers, and institutional investment managers (including investment/securities analysts), and holders of the Company's securities, where it is reasonably foreseeable that such persons will trade on the basis of that information, shall be promptly disclosed to the public by the Company if required by and in accordance with Regulation FD.

2. The Chief Executive Officer and/or Chief Financial Officer shall consult with the Company's counsel as appropriate regarding any corrective action to be taken regarding disclosure of material non-public information.

2. Section II.C.1. shall not apply to disclosures made to persons identified in Section II.A.2.a. and b.

SECTION III: PROCEDURES TO PREVENT TRADING IN SECURITIES WHILE AWARE OF MATERIAL NON-PUBLIC INFORMATION

1. **General Prohibitions.** Directors, officers, and employees of the Company and their respective Family Members (as defined below) are prohibited from engaging in:

1. Transactions in the securities of the Company while aware of material non-public information about the Company, except as otherwise permitted by Section III.E. of this policy. For the purpose of this policy, securities include, but are not limited to, stocks, bonds, and options.

2. Transactions in the securities of any other company while aware of material non-public information regarding such other company, if such information was obtained while working for the Company or its subsidiaries.

3. Short-term trading in the securities of the Company, which is the purchase and subsequent sale or sale and subsequent purchase of a class of Company securities within a six-month period.

4. Short sales or sales against the box involving Company securities;

1. A short sale is a sale of a security that the seller does not own (i.e., the seller does not hold a sufficient number of shares to deliver against the sale). A short seller expects the market price of the security to fall, enabling the seller to purchase, at a lower price, shares to be delivered against the sale.

2. A sale against the box is a form of short sale in which the seller owns a sufficient number of shares to cover the sale, but borrows from a broker or other person the shares to be delivered against the sale. The seller later can elect to replace the borrowed stock with shares purchased in the open market or with shares already owned.

2. **Transactions by Family Members and Others.** This policy applies to family members of officers, directors, or employees who reside with the respective officer, director, or employee (including a spouse, a child, a child away at college, stepchildren, parents, stepparents, grandparents, siblings, and

in-laws), anyone else who lives in the respective officer, director, or employee's household, and any family members who do not live in the respective officer, director, or employee's household but whose transactions in Company securities are directed by the officer, director, or employee or are subject to the officer, director, or employee's influence or control, such as parents or children who consult with the officer, director, or employee before they trade in Company securities (collectively referred to as "Family Members"). As an officer, director, or employee, you are responsible for the transactions of these other persons and therefore should make such Family Members aware of the need to confer with the officer, director, or employee before they trade in Company securities, and the officer, director, or employee should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for their own account. This policy does not, however, apply to personal securities transactions of Family Members where the purchase or sale is made by a third party not controlled by, influenced by, or related to the officer, director, employee, or your Family Members.

3. **Reporting Requirements.** Each director, each officer who has the power to influence the management and policies of the Company (each an "Executive Officer"), and each employee of the Company or a subsidiary who the Company determines may have access to material non-public information about the Company (collectively, each an "Insider") must notify the Company's Chief Executive Officer, Chief Financial Officer, or Corporate Secretary at least one business day prior to any transaction in Company securities. The Company shall deliver this policy to each person deemed to be an Insider under this policy. Notification requirements also extend to each Insider's Family Members. Please note that notification is primarily a safeguard the Company has put in place to help protect Insiders and the Company from inadvertent violations of securities laws and to facilitate the reporting of transactions by the tight deadlines imposed under Section 16 of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). Notification may be made orally or in writing, including electronic mail or facsimile.

4. **Trading Limitations.**

1. *Standard Blackout Periods*. Each Insider and their Family Members are precluded from trading in the securities of the Company:

1. Beginning on the 10th day prior to each fiscal quarter end through one full day of trading following the Company's public disclosure (through the filing of a Form 10-Q or 10-K, as appropriate, or through the issuance of an earnings press release) of the Company's earnings results for that quarter; and

2. Beginning on the date of any public disclosure by the Company (through the filing of a Form 8-K, 10-Q, or 10-K, as appropriate, or through the issuance of a press release) of a material event, through the second full day of trading following the public disclosure.

2. *Other Blackout Periods*.

1. The Company shall notify Insiders of additional blackout periods during which transactions in Company securities will be prohibited. Insiders are responsible for communicating the existence of additional blackout periods to their Family Members, but should not communicate such information to any other person.

2. Additional blackout periods may be initiated by the Company pursuant to the requirements of Section 306 of the Sarbanes-Oxley Act of 2002 during periods when certain participants in Company sponsored

plans such as a 401(k) plan, profit sharing plan, employee stock ownership plan, deferred compensation plan, or similar plans are prohibited from transacting in Company equity securities for a period exceeding three consecutive business days, or during periods associated with events referred to in Section I.B.3.

5.   Transactions Exempt from Trading Restrictions.

1.   *Stock options*. The restrictions in Sections III.A.1. and III.D. do not apply to the exercise of a stock option acquired pursuant to the Company's equity compensation plans, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. The restrictions in Sections III.A.1. and III.D. do apply, however, to any sale of stock as part of a broker-assisted "cashless exercise" of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

2.   *Restricted stock awards*. The restrictions in Sections III.A.1. and III.D. do not apply to the vesting of restricted stock, or the exercise of a tax withholding right pursuant to which a participant elects to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. The restrictions in Sections III.A.1. and III.D. do apply, however, to any market sale of restricted stock.

3.   *Other Company Benefit Plans*. The restrictions in Sections III.A.1. and III.D. do not apply to regular and matching contributions to the Company stock fund of a benefit plan. The restrictions in Sections III.A.1. and III.D. do apply, however, to a participant's decision to participate in such plan and to a participant's decision to amend his or her election form.

4.   *Gifts of Company Securities*. Gifts of Company securities may be exempt from the restrictions in Sections III.A.1. and III.D., provided that the recipient does not intend to sell the securities during any blackout period.

5.   *Rule 10b5-1 Plans*. The restrictions in Sections III.A.1. and III.D. do not apply to transactions under a pre-existing written plan, contract, instruction, or arrangement under Rule 10b5-1 issued under the Securities Exchange Act of 1934 (an "Approved 10b5-1 Plan"). A trading plan, contract, instruction, or arrangement will not qualify as an Approved 10b5-1 Plan without the prior review and approval of the Company's Chief Executive Officer or his or her designee.

6.   To facilitate compliance with reporting requirements under Section 16 of the Exchange Act, all transactions in Company securities should be reported to the Company pursuant to Section III.C., regardless of whether the transaction is exempt from Sections III.A.1. or III.D.

6.   Other Restrictions.

1.   *Publicly-Traded Options*. Given the relatively short term of publicly-traded options, transactions in publicly-traded options with respect to Company securities may create the appearance that a director, officer, or employee is trading based on material non-public information, and focus a director's, officer's, or other employee's attention on short-term performance at the expense of the Company's long-term objectives. Accordingly, transactions in put options, call options, or other derivative

securities with respect to Company securities, on an exchange or in any other organized market, are prohibited by this policy. (Option positions arising from certain types of hedging transactions are governed by the next paragraph below.)

2. *Margin Accounts*. Because securities held in a margin account may be sold by the broker without the customer's consent if the customer fails to meet a margin call, and because this can occur when the individual is in possession of material non-public information, directors, officers and employees are prohibited from holding Company stock in a margin account.

3. *No Hedging*. Pursuant to the Company's Anti-Hedging and Pledging Policy, Insiders may not enter into hedging or monetization transactions or similar arrangements with respect to Company securities.

SECTION IV: RELATED STATUTORY TRADING RESTRICTIONS AND REPORTING OBLIGATIONS

1. **Transaction Reporting Obligations: Section 16(a) of the Exchange Act.**

1. *Persons Required to File Reports under Section 16(a)*.

1. Each director, Executive Officer, and each shareholder who is directly or indirectly the beneficial owner of more than 10% of any class of any equity security issued by the Company ("10% Shareholder") is required to file reports of beneficial ownership of the Company's equity securities with the SEC and with the exchange on which the securities are registered. Beneficial ownership is defined in Rule 16a-1 under the Exchange Act.

2. For Section 16 purposes, equity securities include equity securities as well as derivative securities relating to the Company, including options, warrants, convertible securities, and stock appreciation rights or similar securities with a value derived from the value of the Company's equity securities.

2. *Reports to be Filed*.

1. Form 3: Initial Statement of Beneficial Ownership of Securities – Must be filed within 10 days after becoming a director, Executive Officer, or 10% Shareholder.

2. Form 4: Statement of Changes in Beneficial Ownership of Securities – Must be filed within two business days after a change in beneficial ownership, subject to certain exceptions such as stock gifts.

3. Form 5: Annual Statement of Changes in Beneficial Ownership of Securities – Must be filed within 45 days after the Company's fiscal year end and must report any transactions or holdings that should have been reported during the fiscal year on a Form 3 or Form 4 but were not, and previously unreported transactions eligible for deferred reporting on Form 5, such as stock gifts.

3. *Obligation to File Required Reports*.

1. While the direct obligation to report holdings and transactions in Company equity securities is that of the director, Executive Officer, or 10% Shareholder, the Company (if requested) will facilitate the electronic filing of the required transaction reports to the SEC and the Nasdaq (for 10% Shareholders, the Company will only assist those acting in the capacity of director, Executive Officer, or employee of the Company).

2. In order to ensure that the Company has all transaction data necessary to file applicable transaction reports, each director, Executive Officer, and 10% Shareholder that is also a Company director, Executive Officer, or employee shall provide or arrange for the provision of transaction detail to the Chief Executive Officer or his or her designee in accordance with Section III.C. Transaction details should include:

   i. the number of shares proposed to be purchased, sold, or otherwise transferred;
   ii. the amount to be paid or received;
   iii. the proposed trade and settlement dates; and
   iv. the expiration date of each option reported.

3. Questions regarding transaction reports and transactions to be reported thereon should be directed to the Chief Executive Officer or his designee, who shall consult with the Company's counsel as appropriate.

2. **Disgorgement of Short Swing Profits: Section 16(b) of the Exchange Act.** The Company has a legal right to recover any profits from any non-exempt purchase and sale or non-exempt sale and purchase of the Company's equity securities within any period of less than six months and in which a director, Executive Officer, or 10% Shareholder has a beneficial ownership interest.

3. **Restrictions on the Sale of Company Securities: Rule 144 under the Securities Act.** Directors, Executive Officers, and 10% Shareholders, and certain persons related thereto ("Related Persons") are generally considered to be "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act of 1933 (the "Securities Act"). Affiliates and Related Persons who wish to sell Company securities, including restricted securities acquired in an unregistered private placement ("Restricted Securities") and unrestricted securities acquired in the open market, must do so pursuant to either (i) an effective registration statement for such sale filed with the SEC pursuant to the requirements of the Securities Act and the rules and regulations thereunder, or (ii) an exemption from such registration, the availability of which is to be established to the satisfaction of the Company. Rule 144 provides a safe harbor exemption from the registration requirements of the Securities Act.

4. **Cybersecurity Incident Disclosure.** When the Company discovers a cybersecurity incident, management will be informed as soon as the incident is discovered. Management, working in concert with employees, experts, legal and accounting advisors, will work to determine the materiality of the incident in as timely a fashion as possible. If an incident is determined to be material, the incident will be disclosed to investors through an 8-K or other regulatory filing in as timely a manner as possible. The Company will disclose the incident as soon as it is determined to be material, even if the full investigation is not yet complete. The Company will make disclosures to investors for subsequent discoveries or to correct previous disclosures are determined to become materially inaccurate based on new information. In its filing to investors, the Company will disclose the material cybersecurity incident and any other information so that the financial statements are not misleading.

5. **Certificate of Compliance.** All Insiders are required to sign the accompanying Certificate of Compliance.

Insider Trading Policy
Certificate of Compliance

Acknowledgment:

My signature below indicates that I have read, understand, accept, and agree to comply with the National Bankshares, Inc. Insider Trading Policy. I understand that my failure to comply in any respect with this policy may be a basis for termination of my employment or other relationship with National Bankshares, Inc.

Full Name:_____

Signature:_____

Date: _____

Exhibit 21

Subsidiaries of the Registrant

Registrant: National Bankshares Inc.
Incorporated under the laws of the Commonwealth of Virginia

<u>Subsidiaries of National Bankshares Inc.:</u>

The National Bank of Blacksburg
Chartered under the laws of the United States

National Bankshares Financial Services, Inc.
Incorporated under the laws of the Commonwealth of Virginia

NB Operating, Inc.
Incorporated under the laws of the Commonwealth of Virginia

Exhibit 23



CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-272491 on Form S-8 of National Bankshares, Inc. of our report dated March 28, 2025, relating to the audit of the consolidated financial statements appearing in this Annual Report on Form 10-K of National Bankshares, Inc. for the year ended December 31, 2024.

/s/ Yount, Hyde & Barbour, P.C.

Winchester, Virginia
March 28, 2025

Exhibit 31(i)

CERTIFICATIONS

I, F. Brad Denardo, Chairman and Chief Executive Officer of National Bankshares, Inc., certify that:

1.   I have reviewed this annual report on Form 10-K of National Bankshares, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the consolidated financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a – 15 (e) and 15d – 15 (e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a – 15(f) and 15d – 15(f)) for the registrant and have:

    (a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles;

    (c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 28, 2025

/s/ F. BRAD DENARDO
F. Brad Denardo
Chairman and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31(ii)

<u>CERTIFICATIONS</u>

I, Lora M. Jones, Treasurer and Chief Financial Officer of National Bankshares, Inc., certify that:

1.   I have reviewed this annual report on Form 10-K of National Bankshares, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the consolidated financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a – 15 (e) and 15d – 15 (e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a – 15(f) and 15d – 15(f)) for the registrant and have:

   (a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purpose in accordance with generally accepted accounting principles;

   (c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 28, 2025

/s/ LORA M. JONES
Lora M. Jones
Treasurer and
Chief Financial Officer
(Principal Financial Officer)

Exhibit 32(i)

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the Annual Report on Form 10-K of National Bankshares, Inc. for the year ended December 31, 2024, I, F. Brad Denardo, Chairman and Chief Executive Officer of National Bankshares, Inc., hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge and belief that:

(1)   such Form 10-K for the year ended December 31, 2024, fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   the information contained in such Form 10-K for the year ended December 31, 2024, fairly presents in all material respects, the financial condition and results of operations of National Bankshares, Inc.

Dated: March 28, 2025

/s/ F. BRAD DENARDO
F. Brad Denardo
Chairman and Chief Executive Officer
(Principal Executive Officer)

Exhibit 32(ii)

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the Annual Report on Form 10-K of National Bankshares, Inc. for the year ended December 31, 2024, I, Lora M. Jones, Treasurer and Chief Financial Officer of National Bankshares, Inc., hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge and belief that:

(1)   such Form 10-K for the year ended December 31, 2024, fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   the information contained in such Form 10-K for the year ended December 31, 2024, fairly presents in all material respects, the financial condition and results of operations of National Bankshares, Inc.

Dated: March 28, 2025

/s/ LORA M. JONES
Lora M. Jones
Treasurer and
Chief Financial Officer
(Principal Financial Officer)

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National Bankshares

101 Hubbard Street
Blacksburg, Virginia 24060
nationalbankshares.com